Form 20-F
period 2021-12-31
Amryt Pharma plc
filed 2022-04-29
CIK 1783010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

319,814,747 Ordinary Shares (excluding Treasury Shares)
(as of December 31, 2021)

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

This annual report includes the following historical financial information, presented in US Dollars:

•
the audited consolidated financial statements of Amryt as of December 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (our “audited consolidated financial statements”);

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

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares. The merger agreement provided that, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, Amryt Merger Sub, an indirect wholly owned subsidiary of Amryt, merged with and into Chiasma with Chiasma surviving as an indirect wholly owned subsidiary of Amryt subsequently renamed Amryt Endo, Inc. which then ceased to be a publicly traded company.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.  On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt. Through the acquisition of Chiasma, Inc, we acquired our third commercial product, Mycapssa® (octreotide capsules) which is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe.

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

These risks and uncertainties include factors related to:

•	our significant operating losses since our inception and ability to obtain and maintain profitability in the future;
•	our commercial products, including statements regarding the expected strategies and profitability thereof;
•	our product candidates, including statements regarding the expected initiation, timing, progress and availability of data from clinical trials;
•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products or product candidates, if approved;
•	our ability to acquire or in-license new product candidates;

i

•	our competition, most of whom have far greater resources than we have, which may make it more difficult for us to achieve significant market penetration;
•	the size of our addressable markets and market trends;
•	potential strategic relationships;
•	our ability to obtain and maintain intellectual property rights;
•	the impact of potential fluctuations in foreign currency exchange rates; and
•	estimates regarding expenses, future revenues, capital requirements and the need for additional financing.

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

TRADEMARKS

The Amryt logo, Myalept®, Myalepta®, Juxtapid®, Lojuxta®, Episalvan®, Filsuvez®, Oleogel-S-10, Mycapssa®, TPE® and other trademarks or service marks of Amryt appearing in this annual report are the property of Amryt. This annual report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this annual report appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The following selected historical consolidated financial data of Amryt Pharma as at December 31, 2021 and 2020 and for each of the years ended December 31, 2021, 2020 and 2019 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected historical consolidated financial data as at December 31, 2019 is derived from the audited consolidated financial statements not appearing in this annual report. This data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein.

We have not included selected historical consolidated financial data for the years ended December 31, 2018, and 2017 in the table below as we qualify as an emerging growth company (an “Emerging Growth Company”) as defined in Section 2(a)(19) of the Securities Act and we make use of an accommodation for reduced reporting.

A. Selected Consolidated Financial Data of Amryt

[Reserved]

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

Summary of Risk Factors

Our principal risks include the following:

•	We have incurred significant operating losses since our inception and we may not achieve or maintain profitability in the future.

•	Our future performance depends, in part, on our ability to successfully implement our strategy.

•	We are dependent primarily on three products, lomitapide, Mycapssa® and metreleptin, to generate revenue and these products may not be successful and may not generate sales at anticipated levels.

•	We may not be successful in our efforts to build a pipeline of product candidates and develop additional marketable products.

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

•	We have faced, and we may continue to face, challenges integrating the businesses and operations of our company and Chiasma and, as a result, may not realize the expected benefits of the acquisition.

•	Any future acquisitions we make may expose us, to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

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

•
A number of adverse effects have been reported in clinical trials for metreleptin, lomitapide, oral octreotide and Oleogel-S10, and the prescribing information for each of lomitapide, metreleptin and oral octreotide contains significant limitations on use and other important warnings and precautions, any of which could negatively affect the market acceptance, dropout rates and marketing approval for these products, and post-marketing commitments could identify additional adverse events and safety or efficacy risks, which could further harm our business.

•
Recent legislation and proposed federal regulations may permit reimportation of drugs from foreign countries into the United States where the drugs are sold at lower prices and this may adversely affect our operating results and overall financial condition.

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

•
The laws and regulations in the areas of sales and marketing of pharmaceutical products, and interacting with healthcare professionals and patients, are very complex and onerous, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

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

•
We depend on third-party manufacturers to produce the drug substance and the drug product for lomitapide, Mycapssa® and metreleptin, as well as the drug product for commercial supply and clinical trials. We also depend on third-party manufacturers to produce the drug product for Oleogel-S10. Even though we have reserve stock, interruption in supply could materially and adversely affect sales.

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

•	An active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.

•	The price and trading volume of our ADSs may be volatile, and purchasers of our ADSs could incur substantial losses.

•	The Athyrium Funds hold a significant interest in our company and may be able to influence matters relating to our business.

•	We will incur significant increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time to new compliance initiatives.

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

To date, we have financed our operations primarily through a combination of revenues from sales of our commercialized products and the sale of our equity securities and convertible bonds. We have incurred operating losses since our inception, including net losses of $50.5 million, $46.5 million and $38.6 million for the years ended December 31, 2019, 2020 and 2021, respectively. Aegerion incurred losses since its inception, including net losses of $96.5 million and $30.9 million for the year ended December 31, 2018, and the six-month period ended June 30, 2019. Chiasma incurred losses since its inception, including net losses of $74,7 million and $50.4 million for the year ended December 31, 2020, and the six-month period ended June 30, 2021. We have devoted most of our financial resources to the acquisition of attractive commercial and near-commercial rare disease assets and research and development. We anticipate that we will continue to incur significant costs associated with the continued commercialization of lomitapide, Mycapssa® and metreleptin, and in connection with ongoing clinical development efforts and post-marketing commitments for these products as well as the continued development of our product candidates. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to continue generating adequate revenues from sales of lomitapide, Mycapssa® and metreleptin and from sales of Oleogel-S10 if approved, and our ability to obtain funding through equity or debt offerings, grant funding, collaborations, strategic partnerships and/or licensing arrangements. If we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our future performance depends, in part, on our ability to successfully implement our strategy.

Our future success will depend on our ability to implement our strategy to develop and expand our existing portfolio of drugs to treat patients with rare diseases and to create a rare disease company with a diversified offering of multiple development stage and commercial assets that can provide us with scale to support future growth. The success of our strategy depends, in part, on our ability to drive growth in existing territories and access and drive growth in new territories and indications with existing commercial assets, build a franchise in EB through our lead product candidate, Oleogel-S10 (Filsuvez), and our product candidate AP103, based on our novel polymer-based topical gene therapy delivery platform, expand the indication of Mycapssa® (octreotide capsules) beyond acromegaly into carcinoid syndrome associated with neuroendocrine tumors and expand and diversify our product portfolio through acquisition and in-licensing opportunities. This strategy will require us to, among other things, identify suitable targets, conduct and complete clinical trials, obtain the necessary consents and authorizations for our products and any product candidates, conduct diligence, carry out any acquisition or in-licensing transaction and obtain suitable financing.

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

We are dependent primarily on three products, lomitapide, Mycapssa® and metreleptin, to generate revenue and these products may not be successful and may not generate sales at anticipated levels.

Our ability to meet expectations with respect to sales of lomitapide, Mycapssa® and metreleptin, and to generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:

•
the ability to continue to maintain and grow market acceptance for lomitapide, Mycapssa® and metreleptin among healthcare professionals and patients in the United States, European Union and other key markets for the treatment of approved indications;

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

•
side effects or other safety issues associated with the use of lomitapide, Mycapssa® and metreleptin could require us or our collaborators to modify or halt commercialization of these products or expose us to product liability lawsuits which will harm our business;

•	we may be required by regulatory agencies to conduct additional studies regarding the safety and efficacy of lomitapide, Mycapssa® and metreleptin, which we have not planned or anticipated;

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

On September 24, 2019, we entered into a five-year term loan facility (“Secured Credit Facility”) and issued 5% senior unsecured convertible notes (“Convertible Notes”). As of December 31, 2021, we had borrowings of $93.4 million under our Secured Credit Facility and $125.0 million under our Convertible Notes, for total debt of $218.4 million. The Secured Credit Facility includes an option to prepay the loan in whole or in part at any time subject to payment of an exit fee, which ranged from 0-5% of the principal amount then outstanding on the Secured Credit Facility. On February 18, 2022, the Secured Credit Facility was repaid in full and the Group secured a $125 million senior credit facility (“Senior Credit Facility”) from funds managed by the Credit Group of Ares Management Corporation (“Ares”) of which US$105 million was drawn down to facilitate the prepayment of the existing Secured Credit Facility. In repaying the Secured Credit Facility, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date. Furthermore, we may be required to satisfy payment obligations of up to $85 million to holders of contingent value rights (“CVRs”) issued to shareholders and option holders in connection with specified milestones, which we may elect to pay in ordinary shares or notes. If we elect to issue notes, we will settle such notes in cash 120 days after their issue. The specified milestones are related to the success of Oleogel-S10 and $50 million of the payment obligations are dependent on FDA and EMA approval. $35 million is due in respect of FDA approval and $15 million is due in respect of EMA approval if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022.

We have significant payment obligations in connection with our Senior Credit Facility, the Convertible Notes, the CVRs and royalty obligations under certain of our license agreements.

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

As of December 31, 2021, our unrestricted cash and cash equivalents were $113.0 million. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations and our payment obligations to third parties for at least the next 12 months. However, these resources might be insufficient to conduct research and development programs, the cost of product in-taking and possible acquisitions, fully commercialize products and operate our business to the full extent currently planned, and our operating plan may change as a result of many factors currently unknown to us. As a result, we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans as well as to satisfy our payment obligations to third parties, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

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

•
affect our ability to obtain additional financing, particularly as substantially all of our assets (including our intellectual property) are subject to liens securing indebtedness under our Senior Credit Facility;

•
decrease our profitability, if we become profitable, or cash flow, or require us to dispose of significant assets in order to satisfy debts and other obligations if we are not able to satisfy these obligations using cash from operations or other sources; and

•	disadvantage us compared to competitors.

Any of the foregoing, alone or in combination, could have a material adverse effect on our business, financial condition, results of operations and prospects. A breach of, or the inability to comply with, the covenants in the Senior Credit Facility and the Convertible Notes could result in an event of default, in which case the lenders will have the right to declare all borrowings to be immediately due and payable, which would have a material adverse effect on our business, financial condition, results of operations and prospects and could lead to foreclosure on our assets.

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

If we breach a restrictive covenant under the Senior Credit Facility or the Convertible Notes, or an event of default occurs with respect to such indebtedness, all amounts owing in respect of such indebtedness may be able to be declared due and payable immediately, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. In addition, both our Senior Credit Facility and the Convertible Notes include cross-default provisions, which generally provide that a default under one facility also results in a default under the other. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Principal Shareholders— Senior Credit Facility” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Principal Shareholders—Convertible Notes.”

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

For U.S. federal income tax purposes, Amryt is treated as a surrogate foreign corporation, and there is a risk that Amryt may be treated as a U.S. corporation under certain circumstances, including as a result a change in law.

Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder contain two alternative sets of rules under which a U.S. target corporation may be subjected to certain additional U.S. federal income taxes or a non-U.S. acquiring corporation (such as Amryt) may be treated as a U.S. corporation for U.S. federal income tax purposes as a result of a transaction.  Which set of rules applies depends on what percentage of the non-U.S. acquiring corporation’s stock the historic stockholders of the U.S. target corporation own or are treated as owning, under certain counting conventions, by reason of holding shares of the U.S. target corporation following the transaction (the “Section 7874 Percentage”).  One set of rules imposes a tax on certain gain and income of the U.S. target corporation, and potentially certain other taxes, if (in addition to other requirements) the Section 7874 Percentage is at least 60 percent (by vote or value).  The other set of rules under Section 7874 of the Code treats the non-U.S. acquiring corporation as a U.S. corporation for U.S. federal income tax purposes if (in addition to other requirements) the Section 7874 Percentage is at least 80 percent (by vote or value). If the Section 7874 Percentage is at least 60 percent (by vote or value), the non-U.S. acquiring corporation is considered a “surrogate foreign corporation,” and the U.S. target corporation is considered an “expatriated entity” with respect to the non-U.S. acquiring corporation.

Amryt believes that, as a result of Amryt’s acquisition of Aegerion in 2019 (the “Prior Acquisition”), Amryt is treated as a surrogate foreign corporation (the 60 percent test), but not as a U.S. corporation (the 80 percent test).  As a result of Amryt’s status as a surrogate foreign corporation, dividends paid in respect of the Amryt ADSs or Ordinary Shares are not expected to be eligible to be taxed at favorable rates that otherwise are applicable to “qualified dividend income” received by non-corporate U.S. holders if certain additional conditions are satisfied.

Amryt believes that both Aegerion and Chiasma meet the definition of “expatriated entity” within the meaning of section 7874 of the Code. As expatriated entities, several limitations apply to both Aegerion and Chiasma, including, but not limited to, the prohibition, for a period of ten years from the closing date of the Prior Acquisition, of the use of net operating losses, foreign tax credits and other tax attributes to offset the income or gain recognized by reason of transfer of any property to a foreign related person or to offset any income received or accrued during such period by reason of Amryt’s license of any property to a foreign related person. Moreover, in such case, an additional minimum tax under Section 59A of the Code on certain “base eroding” payments to certain affiliates that are foreign corporations may be imposed.

Although Amryt does not expect to be treated as a U.S. corporation under currently applicable law and regulations, it is possible that a future change in law could expand the scope of Section 7874 of the Code on a retroactive basis.  If Amryt were treated as a U.S. corporation, its entire net income would be subject to U.S. federal income tax on a net income basis and would be determined under U.S. federal income tax principles. Further, Amryt’s treatment as a U.S. corporation may have material adverse effects on the business, financial condition, results of operations and prospects of Amryt and its subsidiaries.

The application of Section 7874 of the Code is complex and subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. Treasury regulations with possible retroactive effect). Accordingly, there can be no assurance that the IRS will not challenge the status of Amryt as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court. If the IRS were to successfully challenge under Section 7874 of the Code Amryt’s status as a non-U.S. corporation for U.S. federal income tax purposes, Amryt and certain Amryt Shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Amryt, the recognition of gain by certain U.S. Amryt Shareholders upon the deemed conversion of Amryt from a non-U.S. corporation to a U.S. corporation, and future withholding taxes on certain Amryt Shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

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

We have operations in Ireland, the United Kingdom, the United States, Germany, Switzerland, Brazil, France, Italy, Spain, Israel and other select markets throughout the world. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the U.S. dollar, our reporting currency, and the Euro, may adversely affect us. In the year ended December 31, 2021, 2.6% of our sales were denominated in pound sterling (£), 72.6% of our sales were denominated in U.S. dollars, 24.0% were denominated in Euros and the balance was denominated in other currencies. As a result, weakening of the Euro or pound sterling relative to the U.S. dollar presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.

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

Risks Related to Acquisitions, Including our Acquisitions of Aegerion and Chiasma

We have faced, and we may continue to face, challenges integrating the businesses and operations of our company and Chiasma and Aegerion and, as a result, may not realize the expected benefits of the acquisitions.

Integrating the businesses of our company and the businesses of Aegerion and Chiasma is a complex process.. We cannot guarantee that the integration of our business with Aegerion and Chiasma’s will be completed successfully or that we will be able to achieve any of the anticipated benefits. In order for the integration to be successful, we must maintain prior regulatory relationships, clinical trials, product initiatives, license, service DOJ and Corporate Integrity agreement(s) and their related obligations, with violations of these agreements resulting in potential financial penalties, additional time added on to the current terms of the agreements and additional costs for the company. We must also undertake certain actions required to maintain manufacturing, supply and distribution processes. While we have made significant progress, we may not be able to successfully integrate the businesses of our company and Aegerion and Chiasma, and even if successful, the integration may be costly and time consuming, and the anticipated synergies may not be realized, either of which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

The patient population for the diseases that our products treat is very small, and networking, data gathering and support channels are not as established as those for more prevalent and researched disease indications. There are limited patient registries or methods of establishing with precision the actual number of Homozygous familial Hypercholesteraemia (HoFH), General Lipodystrophy (GL) and Partial Lipodystrophy (PL), acromegaly, Neuroendocrine Tumour (NET) or Epidermolysis Bullosa (EB) patients in any geography. Estimating the prevalence of a rare disease is difficult and we therefore must rely on assumptions, beliefs and an amalgam of information from multiple sources, resulting in potential under or over-reporting. There is no guarantee that our assumptions and beliefs are correct, or that the methodologies used and data collected have generated or will continue to generate accurate estimates. There is therefore uncertainty around the estimated total potential addressable patient population for treatment with lomitapide, Mycapssa, metreleptin or Oleogel-S10 worldwide.

In addition, the potential market opportunity for our product candidates that we may develop is difficult to estimate precisely, particularly given that the orphan drug markets which are targeted are, by their nature, relatively unknown. Our estimates of the potential market opportunity for each of these product candidates are predicated on several key assumptions, such as industry knowledge and publications, third-party research reports and other surveys. If any of our assumptions prove to be inaccurate, then the actual market for lomitapide, Mycapssa, metreleptin, Oleogel-S10 or AP103, or our other or future product candidates, could be smaller than our estimates of the potential market opportunity. If that turns out to be the case, our product revenue may be limited, and we may be unable to achieve or maintain profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products may not gain market acceptance, in which case we may not be able to generate product revenues.

Physicians, healthcare providers, patients, payers or the medical community may not accept or use our approved products. Efforts to educate the medical community and third-party payers on the benefits of the products may require significant resources and may not be successful. Notwithstanding the level of revenues historically generated from the sale of lomitapide, Mycapssa® and metreleptin, if any of our existing marketed products or product candidates do not achieve an adequate level of acceptance, we may struggle to continue to generate significant product revenues and may not in the future generate any profits from operations. The degree of market acceptance will depend on a variety of factors, including, but not limited to:

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

The specific markets in which we operate are highly competitive and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international pharmaceutical companies as well as smaller or regional specialty pharmaceutical and biotechnology companies. We may be forced to either lower the selling prices of our products in response to competitor pricing or lose patients who choose lower-priced products. Many of our competitors are larger, have greater financial resources and a lower cost structure. As a result, our competitors may be better equipped to withstand changes in economic and industry conditions. These competitors currently engage in, have engaged in or may in the future engage in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our products. Competition may also arise from, among other things, other drug development technologies, methods of preventing or reducing the incidence of disease, including vaccines and new small molecule or other classes of therapeutic agents. Smaller or early-stage companies may also be significant competitors, particularly through collaborative arrangements with large, established companies. Key competitive factors affecting the commercial success of our products and any other products that we develop or acquire are likely to be safety, efficacy, tolerability profile, reliability, convenience of dosing, price and reimbursement. We may also face future competition from companies selling generic alternatives to our products in countries where we do not have patent coverage, Orphan Drug status or another form of data or marketing exclusivity or where patent coverage or data or marketing exclusivity has expired, is not enforced, or may, in the future, be challenged.

A significant competitor to our lomitapide product is a class of drugs known as PCSK9 inhibitors. Two main brands dominate the marketplace – Praluent and Repatha which are both approved in the European Union and the United States. Sales of PCSK9 inhibitors compete with sales of lomitapide and we expect that this product will continue to compete with lomitapide. In addition, one of our competitors, Regeneron Pharmaceuticals Inc., is developing Evinacumab, a human monoclonal antibody directed against the activity of angiopoietin-like 3 (“ANGPTL3”) for the treatment of HoFH. In August 2019, Regeneron announced positive topline data from its ongoing Phase 3 trial in HoFH and the FDA approved Evinacumab on February 11, 2021, for adults and pediatric patients 12 years and older for treatment of HoFH. EMA approved Evinacumab in June 2021 as an adjunct to diet and other low-density lipoprotein-cholesterol (LDL-C) lowering therapies for the treatment of adult and adolescent patients aged 12 years and older with homozygous familial hypercholesterolaemia (HoFH). Regeneron launched Evinacumab in the United States in March 2021. Evinacumab was licensed to Ultragenyx Pharmaceutical Inc in countries outside the US in January 2022. Although administered through intravenous infusion, physicians may now consider this product for HoFH patients as an alternative to lomitapide. Other competitors may succeed in developing, acquiring or licensing additional pharmaceutical products that are introduced into the market and that are more effective, have a more favorable safety profile or are less costly than our products.

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

The acromegaly market has many established competitors, dominated by Novartis and Ipsen, who like the rest of the competition offer injectable SSA’s. Mycapssa® is the only oral SSA available on the market. Crinetics Pharmaceuticals are developing paltusotine, which if approved would be the second oral SSA to enter the market and compete directly with Mycapssa. Crinetics also have a Ph3 study to evaluate effect in treatment-naïve patients. If studies are successful, filings could take place at end of 2023 / early 2024.

Although there are no approved products in the United States and the European Union for the treatment of EB, our competitors are developing products, which, if approved, and depending on the labelled indication, could potentially compete with Oleogel-S10. One such competitor on the near-term horizon is a potential competitor from Krystal Biotech – B-VEC. B-VEC is gene therapy delivered through a herpes simplex viral vector with studies focused on the narrower population of DEB patients. In November 2021 Kyrstal announced that its Ph3 GEM-3 study of B-VEC, known as Vyjuvek™, met its primary endpoint of complete wound healing at six-month timepoints and its secondary endpoint of complete wound healing at three-month timepoints. Additionally, Vyjuvek™ was shown to be well-tolerated, with no drug-related serious adverse events or discontinuations. They could file a Biologics License Application in Q2 2022, with potential approval in the second half of 2022 and file for MAA in EU in the second half of 2022. Although there is overlap with Oleogel-S10, Amryt believe that this lifelong condition will require multiple therapeutic options.

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

We sell lomitapide, Mycapssa® and metreleptin directly in the United States using our own marketing and sales resources and also market and sell, or plan to market and sell, our products directly in certain key countries outside the United States where such products are, or may be, approved using country managers or local distributors to the extent rights to commercialize such products are not out-licensed. We also make our products available on a named patient basis as a result of the approval of our products in the United States or the European Union. We use third parties to provide sales, warehousing, shipping, third-party logistics, invoicing, collections and other distribution services on our behalf in connection with the sale of products globally. Metreleptin is also available in: Italy, Greece, France, Germany, Austria, Switzerland, United Kingdom, Denmark, Spain, Portugal, Serbia, Russia, Kazakhstan, Saudi Arabia, Israel, Turkey, Oman, Qatar, Bahrain, UAE, Colombia, Brazil and Argentina. Metreleptin was out-licensed to Shionogi & Co. Ltd. (“Shionogi”) in Japan. Lomitapide is also available in: the Netherlands, Germany, Austria, Spain, Greece, Italy, United Kingdom, Sweden, Norway, Denmark, France, Hungary, Czech Republic, Russia, Qatar, Kuwait, Saudi Arabia, Canada, Brazil, Colombia and Argentina. We also out-licensed lomitapide for sale by Recordati Rare Diseases Inc. (“Recordati”) in Japan. Mycapssa® is currently only sold in the United States.

For example, there is currently a contract with a single specialty pharmacy distributor in the United States for the distribution of lomitapide, Mycapssa® and metreleptin, a single distributor in Brazil for lomitapide and metreleptin, and single distributors, third-party logistics providers, importers and/or specialty pharmacies in certain other countries, including the European Union for lomitapide and metreleptin. We have entered into or may selectively seek to establish sales, distribution and similar forms of arrangements to grow revenue in existing territories and gain access to new territories and to reach patients in certain geographies that we do not believe can be cost-effectively addressed with our own sales and marketing capabilities. If we are unable to establish, maintain and finance the capabilities to sell, market and distribute our products, either through our own capabilities or through arrangements with third parties, and to effectively manage those third parties, or if we are unable to enter into distribution agreements in countries that we do not believe can be cost-effectively addressed with our own sales and marketing capabilities, we may not be able to successfully sell our products. We cannot guarantee that we will be able to establish, maintain and finance our own capabilities or to enter into and maintain favorable distribution agreements with third parties on acceptable terms, if at all.

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

Further, it is possible that a third-party payer may consider our product candidates as substitutes and only offer to reimburse patients for a less expensive product. Even if we show improved efficiency or convenience of administration with our product candidates compared to products marketed by our competitors and the prevailing SOC, the pricing of existing therapies may still limit the amount we could charge. Third-party payers may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on them.

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

A number of adverse effects have been reported in clinical trials for metreleptin, lomitapide, oral octreotide and Oleogel-S10, and the prescribing information for each of lomitapide, metreleptin and oral octreotide contains significant limitations on use and other important warnings and precautions, any of which could negatively affect the market acceptance, dropout rates and marketing approval for these products, and post-marketing commitments could identify additional adverse events and safety or efficacy risks, which could further harm our business.

The prescribing information for lomitapide in the United States and the European Union and in other countries in which lomitapide is approved contains significant limitations on use and other important warnings and precautions, including, but not limited to, a boxed warning in the Juxtapid U.S. labeling, additional monitoring which is identified by a black inverted triangle in the product information for Lojuxta in the European Union, warnings in the prescribing information for Lojuxta citing concerns over liver toxicity associated with use of lomitapide, European Risk Management Plan (RMP) materials for physicians and patients, and a U.S. Risk Evaluation Mitigation Strategy (“REMS”) program. The prescribing information for metreleptin in the United States and European Union contains important warnings and precautions, including but not limited to, a boxed warning on the Myalept label in the United States, citing the risk of anti-metreleptin antibodies with neutralizing activity, risk of lymphoma and a U.S. REMS program. As with the U.S. label, the Myalepta Summary of Product Characteristics in the European Union notes that the consequences of neutralizing antibodies with respect to the loss of efficacy or serious or severe infections is not well characterized but could reduce how well the leptin found naturally in the body works or how well Myalepta works.

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

These adverse events, coupled with the boxed warnings and other label restrictions, could cause healthcare providers, regulators and patients or potential patients to view the risks associated with our products as outweighing the benefits. This could cause patients to discontinue use and limit the number of new patients, thereby negatively affecting our business, financial condition, results of operations and prospects. In addition, as part of the post-marketing commitment to the FDA for both lomitapide and metreleptin, we are conducting post-marketing registries to better understand their long-term safety and effectiveness. For lomitapide, we are conducting a long-term observational cohort study (product exposure registry) to better understand the long-term safety, patterns of use, compliance and long-term effectiveness of controlling LDL levels. For metreleptin, we are conducting a long-term, prospective, observational study (product exposure registry) to identify and better understand any serious risks related to the use of the product. Finally, we are conducting sequential programs to expand the understanding of metreleptin immunogenicity and manufacturing. The final program regarding the immunogenicity of metreleptin was initiated in 2018, and the final post-marketing study related to the manufacturing of metreleptin is expected to be completed by the deadlines agreed with the FDA. In addition, we are working to implement post-marketing commitments in the European Union for metreleptin, including a pediatric study in GL patients, an immunogenicity program, a post-approval study in PL and to enroll European patients in the product exposure registry. A failure to meet post-marketing commitments to the FDA, the EMA or other regulatory authorities could impact the ability to continue to market lomitapide or metreleptin, respectively, in countries where we are unable to meet such commitments. A Phase 3, randomized, multicenter, double-blind, placebo-controlled study of metreleptin in patients with partial lipodystrophy (PL) was initiated at the end of Q4 2021 with registration intent to include this population in the US label. In general, we may not be able to meet our post marketing commitments for our current approved products and those in development which could materially impact our ability to commercialize our products and therefore have a material impact on the success of our business.

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

Mycapssa® (oral octreotide capsules) is approved in the US for use in patients who have responded to and tolerated octreotide or lanreotide, injectable somatostatin analogues (SSAs).  Approval in the European Union is under review by the EMA with an anticipated approval date of Q3 2022.  In the US, the prescribing information does not include any boxed warnings.  The safety profile of Mycapssa® is consistent with that seen with injectable octreotide with the exception of the absence of injection site reactions.  Warnings and precautions include the risks of cholelithiasis and complications of cholelithiasis, hypoglycemia or hyperglycemia, hypothyroidism bradycardia, arrhythmia, or cardiac conduction abnormalities, decreased Vitamin B12 Levels and an abnormal Schilling's Tests.  There are no FDA post approval commitments for Mycapssa® in the treatment of Acromegaly patients but the company is conducting a 2 year observation registry study in patients with acromegaly receiving treatment with Mycapssa® as well as other drug treatments for acromegaly.

Oleogel-S10 is under review by the EMA. A phase 3 study (EASE) has completed its double-blind phase and the open label extension is on-going. On April 22, 2022, the European Medicines Agency's (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) has adopted a positive opinion, recommending the approval of Filsuvez® in the European Union (EU) for the treatment of partial thickness wounds associated with dystrophic and junctional Epidermolysis Bullosa (EB) in patients six months and older. Based on this CHMP recommendation a decision by the European Commission (EC) is expected on the Filsuvez® application within 67 days. The proposed label include warnings and precaution statements on hypersensitivity reactions, use in patients with wound infections, squamous cell carcinoma, use in dominant dystrophic EB (DDEB) and junctional EB (JEB), birch pollen allergy and accidental eye exposure.

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

Enacted and future legislation and related regulations may increase the difficulty and cost for us to commercialize metreleptin, lomitapide, Mycapssa® or Oleogel-S10 or development candidates and may affect the prices we are able to obtain for our products, if and where approved.

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

In the United States, most outpatient prescription drugs, including Myalept, Mycapssa, Juxtapid and Oleogel-S10, if approved, may be covered under Medicare Part D for beneficiaries over the age of 65 or with certain disabilities. Medicare Part D prescription drug plans use formularies to limit the number of drugs that will be covered in any therapeutic class and impose differential cost sharing or other utilization management techniques. The possibility that our products and product candidates will be subject to such formularies places pressure on them to contain and reduce costs, which could negatively impact our commercialization efforts. Changes to Medicare Part D, which give plans more freedom to limit coverage or manage utilization, and other cost reduction initiatives in the program could decrease patient access to any approved products, and could be detrimental to our business.

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

Multiple rules issued by HHS under the Trump administration could impact access to and reimbursement for prescription drugs if they become effective.  A final rule that eliminated the safe harbor shielding Medicare Part D rebates to pharmacy benefit managers from the Anti-Kickback statute was finalized in November 2020.  However, The Infrastructure Investment and Jobs Act (Public Law No: 117-58), signed into law on November 15 2021, established a moratorium on implementation of rule relating to eliminating the anti-kickback statute safe harbor protection for prescription drug rebates until January 1, 2026. In addition, the Build Back Better Act (HR 5376), as passed by the House of Representatives and currently under consideration in the Senate, would permanently prevent implementation of the rule so it remains unclear whether this will take effect.

In addition, the Medicaid Drug Rebate Program final rule, issued in December of 2020, finalized policies to change the way in which Medicaid rebates are calculated.  This policy would require that copay assistance provided to patients would be applied as a discount to a payer for the purposes and could set a new best price for the purposes of the Medicaid drug rebate calculation unless a manufacturer can “ensure” that the full value of the assistance is passed through to the patient. This is problematic given the rising number of copay accumulator plans in which pharmacy benefit managers block patients from taking full advantage of patient assistance programs without the knowledge of the manufacturer.  The Pharmaceutical Researchers and Manufacturers of America (PhRMA), sued to invalidate this rule in May of 2021.  The outcome of this litigation remains uncertain and could require changes to patient assistance programs.

In September of 2021, the Build Back Better Act was introduced in the House of Representatives and contained a number of provisions that could impact the biopharmaceutical industry.  These provisions include measures aimed at reducing patient out of pocket costs through a redesign of the Medicare Part D benefit, provisions aimed at allowing Medicare to negotiate drug prices for a subset of drugs in Medicare Part B and Part D, and provisions meant to limit drug price increases to the rate of inflation, requiring rebates to the government for price increases taken beyond inflation.  The House of Representatives passed the Build Back Better Act in November of 2021, and it has not been considered by the Senate.  If any of these measures are adopted into law, they could impact future business actions and access to medicines.

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

Existing legislation and federal regulations may permit reimportation of drugs from Canada into the United States where the drugs are sold at lower prices and this may adversely affect our operating results and overall financial condition.

The U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) contains provisions that may change importation laws and expand pharmacists’ and wholesalers’ abilities to import lower-priced versions of an approved drug and competing products from Canada, where there are government price controls.

In October 2020, the U.S. Department of Health and Human Services and the FDA issued a final rule and guidance concerning two new pathways for importing lower-cost drugs into the United States. The final rule allows States to set up importation schemes after receiving approval of their importation program by the Department of Health and Human Services.  These state programs could allow medicines to be imported from Canada, but would not permit the import of certain medicines, including biologics or products subject to REMS programs. The FDA guidance describes procedures for drug manufacturers to facilitate the importation of FDA approved drugs and biologics manufactured abroad and originally intended for sale in a foreign country in the United States. Ongoing litigation on this regulation makes the outcome of any importation schemes uncertain.

If purchasers of Myalept, Mycapssa® or Juxtapid in the United States are able to import lower-priced products from countries outside the United States that place price controls on pharmaceutical products, this may result in a negative impact on the revenues of our products.

The reimportation of metreleptin, Mycapssa® or lomitapide into the U.S. market from a foreign market may negatively impact our revenues and anticipated financial results.

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

We do not know the full extent of the impact that the approval of PCSK9 inhibitor products or Evinacumab in the United States, or the approval of a PCSK9 inhibitor product, will have on the named patient sales of lomitapide in other countries. We also do not know whether we will be permitted to sell metreleptin, Mycapssa® or lomitapide on a named patient basis in any additional countries. In certain countries, we may decide not to pursue named patient sales even if permitted. Even if named patient sales (or equivalent sales) are permitted in a certain country, and we elect to make metreleptin, Mycapssa® or lomitapide available on such basis, there is no guarantee that physicians in such country will prescribe the product, which they can only do if they proactively reach out to us or our distributors and also undertake the effort, time and cost of following the stringent local requirements to get their patient on therapy on a named patient basis, and that patients will be willing to start and adhere to therapy, or that the country will pay for the product at all, or at a level that is acceptable to us, without delay or imposing other hurdles on payment.

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

Our Phase 3 EASE randomized double-blind placebo control study achieved its primary endpoint and forms the basis of application for regulatory approval. An NDA was submitted to FDA on March 30, 2021, and a Marketing Authorization Application (“MMA”) was submitted to the EMA on March 8, 2021, with a procedure start date of March 25, 2021. On February 28, 2022, we received a Complete Response Letter (“CRL”) from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. Our inability to obtain approval for and commercialize Oleogel-S10 would materially adversely affect our business, results of operations and prospects. On April 22, 2022, the European Medicines Agency's (“EMA”) Committee for Medicinal Products for Human Use (“CHMP”) has adopted a positive opinion, recommending the approval of Filsuvez® in the European Union (EU) for the treatment of partial thickness wounds associated with dystrophic and junctional Epidermolysis Bullosa (EB) in patients six months and older. Based on this CHMP recommendation a decision by the European Commission (EC) is expected on the Filsuvez® application within 67 days.

Amryt will seek a Priority Review Voucher (“PRV”) as part of the Oleogel-S10 NDA submission which if granted, we can sell, transfer or use to accelerate the approval of a future Amryt NDA. However, to be eligible for a PRV, Oleogel-S10 must have a Pediatric Rare Disease Designation from the FDA, be granted a priority review by FDA, and ultimately the NDA must be approved by the FDA. Amryt was granted a Pediatric Rare Disease Designation by the FDA in August 2018. When the NDA was submitted to the FDA on March 30, 2021, Amryt requested priority review. In June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. Having received a CRL from the FDA we may no longer be eligible for a PRV and we intend to discuss and clarify this with the FDA.

Clinical trials are expensive, time consuming and difficult to design and implement and involve uncertain outcomes and, furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, or to obtain regulatory approvals to market and sell any of our commercial products for new indications, we must demonstrate, through extensive preclinical studies and clinical trials, that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete and has inherently uncertain outcomes. Failure can occur at any time during the clinical trial process and in addition regulatory authorities may require further studies at additional cost. Furthermore, regulatory authorities may not agree on the same trial design for pivotal studies. The results of preclinical studies and earlier clinical trials, or the results from earlier stages of preclinical studies or clinical trials, may not be predictive of the results of later-stage clinical trials. For example, the results generated to date in preclinical studies or Phase 1 or Phase 2 clinical trials for product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy outcomes despite having progressed through preclinical studies and initial clinical trials. We may suffer setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding any promising results in earlier clinical trials. As product candidates are developed from preclinical through early to late-stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late-stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives. In addition, we may experience delays in ongoing or future preclinical studies or clinical trials and we have no certainty as to whether future preclinical studies or clinical trials will begin on time, will need to be redesigned, will enroll an adequate number of subjects or patients on time, if at all, or will be completed on schedule, if at all. Such factors may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

•	a positive opinion from the CHMP of the EMA may not be ratified by the European Commission; and

•	the approval policies or regulations of the EMA, the FDA or any other comparable regulatory agency may significantly change in a manner rendering clinical data insufficient for approval.

Disruptions at the FDA, the EMA and other regulatory agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products except for those deemed to be “mission critical.” On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials. In July 2020, FDA resumed “prioritized” domestic inspections, which generally include pre-approval and surveillance inspections based on the COVID-19 Advisory Rating System, which it followed up on with an August 2020 guidance document on inspections. Following the August 2020 guidance, FDA resumed domestic inspections, while foreign inspections remained limited to those deemed “mission critical.” In March 2021, the U.S. Government Accountability Office issued a report indicating that FDA faces an inspections backlog that may take years to clear, which could delay drug approvals. In April 2021, the FDA issued guidance related to remote inspections to further elaborate on the oversight tools which may be considered in relation to mission critical inspections. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Any of our current or future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of product candidates. For example, any centralized marketing authorization application made to the EMA involving ‘Advanced Therapy Medicinal Products’ (such as AP103) will be subject to scientific evaluation by the Committee for Advanced Therapies, in addition to the CHMP.

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

If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Fast Track Designation does not mean we will necessarily experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind a Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

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

In September 2017, Aegerion entered into various settlements with the DOJ, OIG, FDA and SEC (“Aegerion Settlements”) of investigations regarding Aegerion’s U.S. commercial activities and disclosures related to Juxtapid. Under the terms of the Aegerion Settlements, Aegerion was required to pay approximately $40.1 million in penalties, which include $7.2 million in restitution payable over three years beginning January 2018, a civil penalty of $4.1 million to be paid to the SEC pursuant to the SEC judgment, and $28.8 million to be paid pursuant to the settlement agreement with the DOJ. We assumed these obligations in connection with the acquisition and have been making these penalty payments in accordance with the terms of the Aegerion Settlements with all of these payment obligations having been fully satisfied as of the end of the first fiscal quarter 2021. The Aegerion Settlements also mandates extensive remedial and compliance measures. The failure to comply with any provisions of the Aegerion Settlements, including the financial, remedial and compliance measures, or if we became subject to new allegations or whistleblower complaints, could result in the imposition of additional fines, penalties and obligations, and could subject us to prosecution or exclusion from federal healthcare programs in the United States.

The FDA, the EU Member States and other regulatory agencies outside the United States and the European Union enforce laws and regulations governing drug marketing and promotional activities, including prohibiting the promotion of off-label uses. Violations of these laws and regulations, and the resulting enforcement actions by these agencies, can result in significant liability.

The FDA, the regulatory authorities of the EU Member States and other comparable regulatory agencies outside the United States and the European Union strictly regulate the promotional claims that may be made about prescription drug products. In particular, a drug product may not be promoted in a jurisdiction prior to obtaining regulatory marketing approval or for uses that are not approved by the FDA, the European Commission (“EC”), the regulatory authorities of the EU Member States or such other regulatory agencies, as applicable, as reflected in the product’s approved prescribing information or summary of product characteristics. The European Union and the United Kingdom concluded a trade and cooperation agreement (“TCA”) that entered into force on May 1, 2021. Among other areas, the TCA includes provisions affecting the life sciences sector (including on customs and tariffs) but areas for further discussion between the EU and UK remain. In addition, there are some specific provisions concerning pharmaceuticals. These include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. In the United States, marketing and promotion of drug products is regulated by the FDA and the Federal Trade Commission (“FTC”) to ensure that any claims about such products are consistent with regulatory approvals, not misleading or false in any particular way, and adequately substantiated by clinical data. In the United States and the European Union, the promotions of a drug product in a manner that is false, misleading, unsubstantiated, or for unapproved (or off-label) uses may result in enforcement letters or notices, inquiries and investigations, and civil and criminal sanctions by the FDA, FTC and regulatory authorities of the EU Member States (as applicable). Promotion of products for off-label uses in the United States can also result in false claims litigation under federal and state statutes, which can lead to consent decrees, civil monetary penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. Aegerion was the subject of such investigations and enforcement in connection with the investigations into Juxtapid and the related Aegerion Settlements. Cooperation with such investigations and negotiation of, and compliance with, the settlement has been and will continue to be costly and burdensome on our management and other resources.

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

Following the UK's withdrawal from the European Union and the EEA, companies have to comply also with the UK’s data protection laws (the UK GDPR, which is based on the EU GDPR), which has the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.

While we have taken steps to comply with the EU GDPR and the UK GDPR, we cannot assure you that our efforts to achieve and remain in compliance have been or will continue to be fully successful. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these or new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

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

To maintain coverage of products under the Medicaid Drug Rebate Program and Medicare Part B, we will be required to extend significant discounts to certain “covered entities” (defined by statute to include certain types of hospitals and other healthcare providers that receive federal grants) that purchase products under the 340B Program. The 340B Program requires participating manufacturers to agree to charge such covered entities no more than the 340B “ceiling price” for the manufacturers’ covered outpatient drugs. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Orphan drugs, such as Myalept and Juxtapid, are exempt from the ceiling price requirements for drugs purchased by certain covered entities (i.e., rural referral centers, sole community hospitals, critical access hospitals and freestanding cancer hospitals). Because of our participation in the Medicaid Drug Rebate Program, we are required to pay a rebate for each unit of metreleptin or lomitapide reimbursed by a state Medicaid program as a condition to avail us of federal funds to the states for our drugs under Medicaid and Medicare Part D.

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

If the third parties we rely upon fail to successfully carry out their contractual duties or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they provide is compromised or delayed due to the failure to adhere to regulatory requirements or clinical trial protocols, or for other reasons, our current marketing authorizations may be revoked, suspended, or revised to be more stringent. Further, our development programs, including any potential clinical studies, may be extended, delayed or terminated. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Additional marketing approvals for metreleptin, Mycapssa® or lomitapide may be delayed or denied in the targeted indication or jurisdiction, and efforts to successfully commercialize Oleogel-S10 if approved, metreleptin, Mycapssa, lomitapide, or any other product for targeted indications or in the targeted jurisdiction may be delayed or unsuccessful. Should this occur, any existing approvals could be negatively impacted, which could materially and adversely affect our commercialization efforts.

We depend on third-party manufacturers to produce the drug substance and the drug product for lomitapide, Mycapssa® and metreleptin sold globally, as well as the drug product for commercial supply and clinical trials. We also depend on third-party manufacturers to produce the drug product for Oleogel-S10. Even though we have reserve stock, interruption in supply could materially and adversely affect sales.

We have limited internal manufacturing facilities for the production of the active pharmaceutical ingredient in Oleogel-S10. We employ a small number of personnel with manufacturing experience but we are currently dependent upon contract manufacturers to produce metreleptin, Mycapssa® and lomitapide and the drug product for commercial supplies and clinical trials, including for Oleogel-S10, if it is approved.

Aegerion entered into long-term supply agreements with a manufacturer of metreleptin drug substance and a manufacturer of metreleptin drug product. In February 2017, the original contract manufacturer for metreleptin drug product received a warning letter from the FDA citing significant violations of current Good Manufacturing Practice (“cGMP”) regulations at the manufacturing facility where metreleptin drug product was manufactured. We do not have any other agreements in place for redundant supply or a second source for drug substance or drug product for our products. Any interruption, delay or failure to supply our drug product or drug substance for our products from any of our third-party manufacturers could have a material and adverse impact on our sales, depending upon the length of interruption, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to maintain arrangements for third-party manufacturing, are unable to do so on commercially reasonable terms, or are unable to obtain timely regulatory approvals in connection with contract manufacturers, we may not be able to complete development of our product candidates or successfully commercialize our products. We may incur significant added costs and substantial delays in identifying and qualifying any replacement manufacturers, and in obtaining regulatory approval to use such replacement manufacturer in the manufacture of the products. Any such delays could result in significant delay in the supply of drug product for an ongoing clinical trial due to the need to replace a third-party manufacturer and could delay completion of the trial. If for any reason we are unable to obtain adequate supplies of lomitapide, Mycapssa® or metreleptin, or the drug substances used to manufacture them, it will be more difficult or impossible for us to compete effectively, generate revenues, meet expectations for financial performance and further develop our products. In addition, if we are unable to assure a sufficient quantity of the drug for patients with rare diseases or conditions, we may lose any Orphan Drug exclusivity to which our product otherwise would be entitled.

We are subject to minimum production levels with some of these manufacturing companies. If we cannot sell sufficient levels of metreleptin, Mycapssa® or lomitapide, this will result in excess levels of inventory being manufactured and resulting obsolescence.

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

We rely on contract manufacturers to consistently produce drug substances and drug products to required specifications, including those imposed by the FDA, the EMA and other regulatory authorities. There can be no assurance that our contractors will consistently be able to produce commercial supplies of drug substance or drug product meeting the approved specifications. A number of factors could cause production interruptions at the facilities of the contract manufacturers, including equipment malfunctions, facility contamination, labor problems, raw material shortages or contamination, the impact of the COVID-19 pandemic, natural disasters, disruption in utility services, terrorist activities, regulatory actions resulting from failure to comply with cGMP, human error or disruptions in the operations of the suppliers. Aegerion experienced failures by third-party manufacturers to produce products that meet specifications in the past, and any future failure by third-party manufacturers to produce products that meet specifications could lead to a shortage of lomitapide, Mycapssa® or metreleptin which could have a material and adverse impact on our sales, depending upon the length of interruption delay or failure, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The manufacture of biologic pharmaceuticals, such as metreleptin, is more difficult and riskier than the manufacture of small molecule pharmaceuticals, such as lomitapide and Mycapssa. The process of manufacturing biologics is highly susceptible to product loss due to contamination, oxidation, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in metreleptin or the facilities of the contract manufacturer, we may need to cease the manufacture of metreleptin for an extended period of time to investigate and remediate the contaminant. A contamination, recall, raw material shortage, or other supply disruption could adversely impact or disrupt commercial manufacturing of metreleptin or could result in a withdrawal of metreleptin from the market. Any such disruption, in turn, could adversely affect our ability to satisfy demand for metreleptin, which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

The Oleogel-S10 patent portfolio includes two U.S. patents covering oleogel compositions and three U.S. patents covering treatment of EB. One U.S. patent covering oleogel compositions provides exclusivity in the United States into 2025 (compositions) and one U.S. patent covering oleogel compositions provides U.S. exclusivity until 2039. Two U.S. patents covering the treatment of EB provide exclusivity in the U.S. until 2030 and one U.S. patent covering the treatment of EB provides U.S. exclusivity until 2039.  The existing Orphan Drug designation for Oleogel-S10 would extend Orphan Drug exclusivity for Oleogel-S10 seven years from the approval date in the United States.

The non-U.S. patents for Oleogel-S10 include European patents covering the Oleogel-S10 composition and methods of healing wounds with Oleogel-S10. Supplementary protection certificates have been obtained in various EU countries, extending the expiration of the composition patents in the European Union from 2025 to 2030. The European method of use patents expire in 2030. There are pending applications covering the Oleogel S10 composition and its use in the treatment of EB in Australia, Brazil, Canada, China, Colombia, Europe, India, Israel, Japan, South Korea, Mexico, Russia, Singapore and South Africa, which if granted would expire in 2039.

The AP103 patent portfolio includes one granted European patent (validated in various European Patent Organisation member states including the United Kingdom, Germany, France, Italy and Spain) claiming highly branched poly β-amino ester (“HPAE”) polymers and polyplexes comprising HPAE polymers, and transfection methods using such polymers, as well as pending U.S. and European  applications. These patents and applications have been in-licensed from the University College Dublin and are expected to provide exclusivity into 2035. We have filed U.S. and European applications covering a proprietary genus of HPAEs and novel HPAE polyplexes, as well as U.S. and European applications claiming a proprietary and scalable HPAE polyplex manufacturing methods, which if granted would expire in 2039.

Our lomitapide patent portfolio includes eight Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) listed patents licensed from the University of Pennsylvania (“UPenn”) claiming methods of treatment that provide protection from 2025 to 2027 in the United States and into 2025 in Europe, Australia, Japan, South Korea, Canada and New Zealand. Applications licensed from UPenn covering lomitapide methods of treatment are pending in the U.S. and India, which if granted would expire in 2025. Supplementary protection certificates (“SPCs”) have been granted in 26 European countries (including the United Kingdom, Germany, France, Italy and Spain) extending patent protection into 2028. Two additional SPCs applications are pending.

The metreleptin patent portfolio includes two issued U.S. patents claiming methods of treating lipoatrophy, two granted European patents (“EP patents”) claiming methods of treatment (validated in numerous European countries, including the United Kingdom, Germany, France, Italy and Spain), granted patents claiming methods of treatment in other jurisdictions including Australia, Canada, and Japan, all of which have been licensed to Aegerion or are owned by Aegerion. The granted patents provide protection from 2022 to 2027 in the United States and into 2022 in Europe, Aegerion received approval for marketing authorization by the EC for metreleptin in the European Union, under the brand name Myalepta, as replacement therapy to treat complications of leptin deficiency in patients with GL and PL. Metreleptin has orphan exclusivity in the European Union until July 2028. The ten-year Orphan Drug exclusivity period in the European Union can be extended a further two years upon successful completion of a PIP.

Our Mycapssa® patent portfolio includes eight Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) listed patents, including three formulation and one acromegaly use patents which expire in 2029, three acromegaly use patents which expire in 2036, one octreotide method of use patent expiring 2040, as well as one pending U.S. application which covers NET/VIP use which if allowed would expire in 2037. In Europe, there are two granted composition patents which expire in 2029, one pending acromegaly use application, which if allowed would expire 2036 and one NET/VIP use application which if allowed would expire in 2037.

The loss of patent protection could have a material adverse effect on our business, financial condition, results of operations and prospects.

Previously granted regulatory exclusivity will expire and we may not be entitled to such exclusivity in the future.

Orphan Drug Designation can confer various benefits, depending on the jurisdiction, including market exclusivity and regulatory and fiscal incentives. Because our products and product candidates treat rare diseases and conditions that affect relatively small patient populations, we depend on the financial incentives and market exclusivity provided by Orphan Drug Designation to generate revenue from our product portfolio and protect our products from competition from lower-priced generic versions of such drugs. The Orphan Drug Designation in the United States for Juxtapid for the treatment of HoFH expired on December 21, 2019, and Orphan Drug Designation for Myalept for treatment of GL expired in 2021. Aegerion also obtained Orphan Drug Designation for metreleptin for the treatment of PL in the United States, which provides seven years exclusivity after approval for this indication in the United States. In 2012, metreleptin was granted Orphan Drug Designation by the EC for the treatment of Barraquer-Simons syndrome, Berardinelli-Seip syndrome, Lawrence syndrome and familial PL, which is expected to expire ten years from approval of any marketing authorization(s) for such indication(s) by the EMA. The EC provided that at the end of the fifth year into the Orphan Drug exclusivity period it is established that metreleptin continues to fulfill the criteria for Orphan Drug Designation. If not, such exclusivity period is reduced to six years. Following approval by the EMA in July 2018, metreleptin was entitled to ten years of market and Orphan Drug exclusivity in the European Union. In the U.S. Mycapssa® may benefit from Orphan Drug exclusivity for seven years from approval in June 2020. The grant remains pending from FDA. Mycapssa® has been granted Orphan Designation in Europe for the treatment in acromegaly.  Maintenance of this orphan designation according to the relevant requirements will be assessed by COMP during the ongoing MAA procedure. Upon the expiration of the Orphan Drug exclusivity periods for our products, we may face substantial competition from generic drugs which could materially and adversely affect the price we are able to receive for the products and its business. Furthermore, the Orphan Drug Designation may not be available in the future by virtue of a number of factors, such as changes in law or regulation, increased competition in the Orphan Drug market, clinical and technological developments, among others. The designation could also result in significant payments to meet ongoing compliance obligations. The expiration or loss of Orphan Drug Designation in respect of one of our products or future products means that financial incentives by governments and non-government entities may not be available, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We currently benefit from marketing and data exclusivity periods in the European Union. Metreleptin is entitled to up to ten years of market exclusivity in the European Union from its approval in July 2018, subject to possible reductions to six years when the marketing authorization is renewed if the product no longer meets the criteria for orphan designation. The product is also entitled to eight years' data exclusivity and ten years’ marketing exclusivity in the European Union from its date of authorization. Lomitapide is entitled to eight years’ data exclusivity and ten years’ marketing exclusivity in the European Union from July 31, 2013, the date of the EC’s approval of lomitapide. If the Committee for Orphan Medicinal Products (“COMP”) adopt a positive opinion of the maintenance of the Orphan designation Mycapssa® will be entitled to up to ten years of market exclusivity in the European Union from the date of EC decision. Upon the expiration of these data and market exclusivity periods, in relation to existing and new products we may face substantial competition from generic drugs which could have a material adverse effect on the price we are able to receive for the products and business, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We applied for supplemental protection in the countries in which Lojuxta is approved, on a country-by-country basis, and have been granted SPCs in 26 European countries (including the United Kingdom, Germany, France, Italy and Spain) extending patent protection into 2028. Two additional SPCs applications are also pending.

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

Risks Related to Ownership of our ADSs and our Nasdaq Listing

An active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.

Although our ADSs are listed on the Nasdaq, an active trading market for our ADSs may never be sustained. In the absence of an active trading market for our ADSs, investors may not be able to sell their ADSs at the time that they would like to sell.

The price and trading volume of our ADSs may be volatile, and purchasers of our ADSs could incur substantial losses.

The market price of our ADSs is likely to be volatile and could decline significantly. The stock market in general, and the market for biotechnology and emerging pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In addition, our securities have a relatively small public float and may be less liquid and more volatile than securities of companies with broader public ownership. The market price for our ADSs may be influenced by a variety of factors, including:

•	actual or anticipated variations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological partnerships, innovations or new products by us or our competitors;

•	the success of competitive products or technologies;

•	changes in management and members of our Board;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in the trading volume of our ADSs on the Nasdaq;

•	sales of our ADSs or ordinary shares by executive officers or future holders of our equity securities;

•	announcements or expectations of additional debt or equity financing efforts;

•	unanticipated losses or gains due to unexpected events, including events related to the success of our clinical trials or regulatory approvals;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	changes in our accounting policies or practices;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	failure to integrate successfully the Aegerion or Chiasma businesses with ours or to realize anticipated benefits from the integration;

•	changes in government regulations, including any changes that may affect pricing or reimbursement; and

•	conditions in the financial markets or changes in general economic conditions.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially.

In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic and the extent to which the continuing effects of the pandemic may impact our business and the prices of our ADSs in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

The Athyrium Funds hold a significant interest in our company and may be able to influence matters relating to our business.

The Athyrium Funds hold approximately 14% of our share capital. The Athyrium Funds are in a position to exert influence over matters requiring approval of the holders of our equity securities and will have the ability to block certain actions requiring shareholder approval, including (but not limited to) disapplication of preemption rights. We are not required to enter and have not entered into a relationship agreement with Athyrium or the Athyrium Funds to manage the relationship between them.

The interests of the Athyrium Funds may be different from the interests of other shareholders and, as a result, the Athyrium Funds’ interests in our ADSs, if of sufficient individual or aggregate size, or if aggregated in any circumstances, or should the Athyrium Funds convert their convertible debentures into ADSs, may permit them to effect certain transactions without the support of other holders of our equity securities, or delay or prevent certain transactions that are in the interests of other holders of our equity securities. Decisions made by Athyrium (on behalf of the Athyrium Funds) may therefore influence our business, financial condition, results of operations and prospects. These decisions may also conflict with the interest of other holders of our equity securities and could prevent other holders of our equity securities from receiving a premium on their securities. The market price of our ADSs may decline if Athyrium uses its influence in ways that are or may be adverse to the interests of other holders of our equity securities.

We will incur significant increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. publicly traded company, and particularly after we cease to be an “emerging growth company” as defined in the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to the listing of our ADSs in the United States as a result of reporting requirements under the Exchange Act. In addition, the federal securities laws, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of the Board and various corporate committees and obtaining director and officer liability insurance will be more expensive. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

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

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	only being required to present three years of audited financials and related discussion in Management’s Discussion & Analysis;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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

•
the date on which we are deemed to be a “large-accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter; and

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

As a foreign private issuer we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by English law, including the provisions of the Companies Act, and by our Articles of Association, which may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers.

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

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, no more than 25% (by value) of the stock.

Based on the composition of our income and assets, we do not believe that we were a PFIC in 2021 and do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or any future taxable year. This conclusion is a factual determination, however, that is made annually and thus may be subject to change. Because PFIC status is determined based on the composition of our income and assets annually and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Future sales, or the possibility of future sales, of a substantial number of our ADSs could adversely affect the price of such securities.

Future sales of a substantial number of our ADSs or the perception that such sales will occur, could cause a decline in the market price of ADSs. As of December 31, 2021, we had 319,814,747 ordinary shares issued and outstanding including 219,206,010 ordinary shares represented by ADSs. If holders sell substantial amounts of shares in the public markets, or if the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Holders of our ADSs have fewer rights than our ordinary shareholders and are subject to certain additional risks.

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

Currency fluctuations may adversely affect the value of our ADSs.

Our ADSs are quoted in U.S. dollars on the Nasdaq. Movements in the U.S. dollar exchange rate may adversely affect the value of the ADSs.

We have never declared or paid dividends and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends. For the foreseeable future, we intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of the Board, subject to compliance with applicable laws and covenants under current or future debt facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant. We do not anticipate paying any cash dividends in the foreseeable future. As a result, a return on any investment will only occur if the price of our ADSs increases.

ADS holders may not receive distributions on the ordinary shares represented by our ADSs or any value for such distribution if it is illegal or impractical to make them available to holders of ADSs.

While we do not anticipate paying any dividends in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive distributions we make if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

A. History and Development of the Company

Our predecessor company was incorporated under the Companies Act 1985 and registered in England and Wales on December 20, 2004, under the name Elm Partners plc. We changed our name to Hamilton Partners plc on December 4, 2006, to Sterling Green Group plc on April 26, 2007, and to Fastnet Oil & Gas plc on June 8, 2012.

On April 18, 2016, we completed a reverse merger into AIM-quoted Fastnet Equity plc. Concurrently with the completion of this reverse merger, we also acquired Birken AG, which offered a range of derma-cosmetic products, including treatments for sensitive, allergy-prone and dry skin. We subsequently changed our name to Amryt Pharma plc.

We were incorporated under the Companies Act 2006 and registered in England and Wales on July 17, 2019, as a private company limited by shares under the name Amryt Pharma Holdings Limited. Amryt was re-registered as a public limited company, Amryt Pharma Holdings plc, on September 24, 2019.

On September 24, 2019, Amryt Pharma Holdings plc became the new parent company of Amryt Pharma plc pursuant to a scheme of arrangement between Amryt Pharma plc and its shareholders under Part 26 of the Companies Act 2006 (“Companies Act”).  Amryt Pharma Holdings plc changed its name to Amryt Pharma plc.

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares. The merger agreement provided that, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, Amryt Merger Sub, an indirect wholly owned subsidiary of Amryt, merged with and into Chiasma with Chiasma surviving as an indirect wholly owned subsidiary of Amryt subsequently renamed Amryt Endo, Inc. which then ceased to be a publicly traded company.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.  On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

Through the acquisition of Chiasma, Inc, we acquired our third commercial product, Mycapssa® (octreotide capsules) which is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. We believe that following the acquisition the combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

Amryt has traded on AIM under the symbol “AMYT” from April 2016 up to January 11, 2022, at which point the Company cancelled the admission to trading of its ordinary shares on AIM. Amryt ADSs representing our ordinary shares have traded on the Nasdaq under the symbol “AMYT” since July 8, 2020. Our registered office is located at Dept 920a 196 High Road, Wood Green, London N22 8HH, United Kingdom, and our principal office is located at 45 Mespil Road, Dublin 4, Ireland. We maintain a website at www.amrytpharma.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

B. Business Overview

We are a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases. Our diversified portfolio is comprised of three commercial rare disease products, as well as a development-stage pipeline focused on rare skin diseases. Two of our three commercial products, lomitapide for the treatment of homozygous familial hypercholesterolemia (“HoFH”), and metreleptin for the treatment of generalized lipodystrophy (“GL”) and partial lipodystrophy (“PL”), are sold globally through our commercial infrastructure. Our third commercial product, Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. We acquired this product through the acquisition of Chiasma, Inc. (“Chiasma”) in August 2021. We are also developing our lead product candidate, Oleogel-S10, for the treatment of partial thickness wounds of severe Epidermolysis Bullosa (“EB”), a rare and devastating genetic skin disease for which there is currently no approved therapy. Filsuvez is the approved brand name for Oleogel-S10, which has not received regulatory approval by the Food and Drug Administration (“FDA”) or the European Medicines Agency (“EMA”) for the treatment of EB. We received positive topline data from the pivotal Phase 3 EASE trial of Oleogel-S10 on September 9, 2020. On February 28, 2022, we received a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns.  A MAA for Oleogel-S10 for the treatment of Dystrophic and Junctional EB was validated by EMA March 25, 2021, the assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. Further details are discussed in “Business—Our Product Candidates—Oleogel-S10 for the Treatment of Severe EB—Topline Results for Oleogel-S10.” We are also developing Mycapssa® to expand the indication of Mycapssa® (octreotide capsules) beyond acromegaly into carcinoid syndrome associated with neuroendocrine tumors, further details of which are discussed in “Business—Our Product Candidates— Mycapssa® for the Treatment of Neuroendocrine Tumors (NET)—.”

Our next product candidate, AP103, is currently in preclinical development for the treatment of patients with Dystrophic EB (“DEB”), a subset of EB. AP103 is the first gene therapy product candidate based on our novel polymer-based topical gene therapy delivery platform, which also has potential use for the treatment of other rare genetic diseases. In September 2020, the EMA’s Committee for Orphan Medicinal Products (“COMP”) adopted a positive opinion for orphan designation for the use of AP103 in EB. In December 2020, the FDA granted orphan drug designation for AP103 for the treatment of Dystrophic Epidermolysis Bullosa (“DEB”), a subset of EB. We intend to initiate clinical development of AP103 in 2023. To support this milestone, the team intend to qualify and validate the necessary analytical methods required to advance the manufacturing and characterization of our drug product and critical starting materials. We have a proven track record of obtaining rare disease assets, either through acquisition or in-license, and we intend to continue building our portfolio of rare disease programs with the goal of bringing effective treatments to patients in need.

The following table summarizes key information about our product portfolio and clinical development pipeline. We have retained worldwide development and commercial rights to all of our programs, excluding Japan for lomitapide and Japan, South Korea and Taiwan for metreleptin.

Definitions: Dystrophic EB (“DEB”); Junctional EB (‘‘JEB’’)

* Upcoming clinical milestones are subject to the impact of COVID-19 on our business.

(1) Global Phase 3 study to support US label expansion for metreleptin in the treatment of partial lipodystrophy (PL).

(2) We are conducting a Phase 3 study of homozygous familial hypercholesterolemia ("HoFH") in children and adolescents in Europe, the Middle East and Africa ("EMEA") as part of our European Medicines Agency (‘‘EMA’’) pediatric investigation plan (PIP) commitment.

(3) 505(b)(2) pathway Phase 2 not required, Phase 3 initiation anticipated in Q4 2022 for the treatment of carcinoid symptoms in NET.

(4) Oleogel-S10 was approved in 2016 by the EMA for the treatment of partial thickness wounds in adults but has not been commercially launched.

(5) This radiation-induced dermatitis Phase 2 trial is an investigator-initiated study

Lomitapide is an oral therapy approved as an adjunct to a low-fat diet and other lipid-lowering treatments for adults with HoFH. It is marketed in the United States under the trade name Juxtapid and in the European Union under the trade name Lojuxta. HoFH is a rare and serious genetic condition that leads to aggressive and premature heart disease, heart attacks and strokes in patients as young as teenagers. HoFH patients are at a high risk of experiencing life-threatening cardiovascular events as a result of extremely elevated cholesterol levels in the blood and have a substantially reduced life expectancy. HoFH impairs the liver’s ability to remove low density lipoprotein (“LDL”) cholesterol, or “bad” cholesterol, from the blood, which if left untreated can cause aggressive narrowing and blocking of the blood vessels. According to a 2013 European Heart Journal article, the prevalence of HoFH is one person per million. However, according to a 2016 article published in Atherosclerosis, the number may be as high as 6.25 persons per million. Lomitapide is a small molecule microsomal triglyceride transfer protein (“MTP”) inhibitor. MTP exists in both the liver and intestines where it plays a role in the formation of cholesterol-carrying lipoproteins. As a result, inhibition of MTP is an effective cholesterol-lowering therapy in HoFH patients with limited or non-functional LDL receptors. We are conducting a Phase 3 pediatric study, in the EMA pediatric investigation plan (PIP) for the use of lomitapide in children and adolescents with HoFH, for which we expect to report data in the second half of 2022.

In December 2020, we received a marketing authorization approval from Agencia Nacional De Vigilancia Sanitaria, the Brazilian Health Regulatory Agency for Lojuxta.

In December 2021, we received a marketing authorization approval for Lojuxta from the Saudi Food and Drug Authority (SFDA).

Since the completion of the Brexit transition period, a separate national Marketing Authorization (MA) is required for UK and Great Britain (GB).  In 2021, we received marketing authorization approval for each of Lojuxta and Myalepta from the UK Medicines and Healthcare products Regulatory Agency (MHRA).

Metreleptin for injection is approved in the United States under the trade name Myalept as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired GL. It is approved in the European Union under the trade name Myalepta for the treatment of leptin deficiency in patients with congenital or acquired GL and familial or acquired PL for whom standard treatments have failed to achieve adequate metabolic control. GL and PL are rare diseases characterized by loss or lack of adipose tissues (fat cells), resulting in the deficiency of the hormone leptin. GL and PL patients experience severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease. We estimate that the prevalence of GL is approximately one person per million and that of PL is approximately three persons per million. Metreleptin is a recombinant human leptin analog that binds to and activates the human leptin receptor. Metreleptin acts to stimulate fatty acid oxidation throughout the body and lower plasma, hepatic and myocellular triglyceride levels. Amryt received positive feedback from the FDA on the potential for label expansion of metreleptin in the United States to include the treatment of PL. Prior to potential approval, a pivotal Phase 3 randomized double-blind placebo controlled trial to evaluate the safety and efficacy of daily subcutaneous metreleptin treatment in patients with PL is required, which will enroll approximately 51-63 patients globally. This study was initiated in Q4 2021.

Mycapssa® (octreotide capsules) for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. U.S. commercial launch of Mycapssa® commenced in September 2020. Mycapssa® is the first and only oral somatostatin analog, or SSA, approved by the FDA and the first product approved by the FDA utilizing Amryt’s proprietary Transient Permeability Enhancer (‘‘TPE®’’) technology. The FDA approval of Mycapssa® was based on the positive results of a randomized, double-blind, placebo-controlled, nine-month Phase 3 Optimal clinical trial of octreotide capsules, which met the primary endpoint and all four secondary endpoints, as well as safety data from all of its Phase 3 clinical trials of Mycapssa. Amryt is focused on the commercialization of Mycapssa® for the treatment of patients with acromegaly in the United States.  An MAA for Mycapssa® has been submitted on June 28, 2021, to EMA for long-term maintenance treatment in patients with acromegaly who have responded to and tolerated treatment with somatostatin analogues.  The assessment process is ongoing.

Our lead development candidate, Oleogel-S10, is being developed as a potential topical treatment for the partial thickness wounds of severe EB, a rare and devastating genetic skin disease affecting young children and adults for which there is currently no approved treatment. EB is a group of diseases of the skin, mucous membranes and internal epithelial linings characterized by extreme skin fragility that blisters and tears from minor friction or trauma. Patients with severe forms of EB, including Dystrophic EB (“DEB”) and Junctional EB (“JEB”), suffer from severe and chronic blistering, ulceration, scarring, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. Market research indicates an incidence among live births of one in 20,000, and, when accounting for life expectancy per EB sub-type, there are an estimated 30 patients per million (total EB prevalence in the general population), of which approximately 31% are DEB & JEB patients. We have completed the Double Blind Phase (DBP) of a pivotal Phase 3 clinical trial of Oleogel-S10 in severe EB, including DEB and JEB. The Open Label Phase (OLP) is ongoing.  In January 2019, we reported that the independent Data and Safety Monitoring Board (“DSMB”) performed a pre-specified unblinded interim efficacy analysis and recommended the continuation of the study with an increase in enrollment from 182 to 230 evaluable patients to maintain 80% conditional statistical power. We received positive topline results from the EASE trial on September 9, 2020. These results are outlined in more detail in “Business—Our Product Candidates—Oleogel-S10 for the Treatment of Severe EB—Topline Results for Oleogel-S10.”

On February 28, 2022, we received a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. A MAA for Oleogel-S10 for the treatment of Dystrophic and Junctional EB was validated by EMA March 25, 2021, the assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.  We are also supporting an investigator-led Phase 2 study of Oleogel-S10 for the treatment of severe radiation-induced dermatitis. This trial commenced in the Q4 2021.

We also have a novel polymer-based topical gene therapy delivery platform for potential use in the treatment of rare genetic diseases. Our first product candidate utilizing this platform, AP103, is currently in preclinical development for the treatment of DEB. We intend to initiate clinical development for AP103 in 2023. In September 2020, the EMA’s COMP adopted a positive opinion for orphan designation for the use of AP103 in EB, and on December 23, 2020, the FDA granted orphan designation for AP103 in the treatment of DEB. During 2021, the team engaged with the EMA (Protocol Assistance) and FDA (INTERACT Meeting) to seek scientific guidance on the proposed CMC and non-clinical study plans which has been incorporated into the program.

We sell Mycapssa® in the US and lomitapide and metreleptin in the Americas, Europe and the Middle East through our existing rare disease commercial infrastructure. Our commercial expertise includes market access, marketing, sales managers and sales representatives and is supported by our experienced medical affairs team with medical science liaisons, patient advocates and dieticians in the field. We also have a network of third-party distributors in other key markets throughout the world.

We are led by a management team and board of directors with deep experience at leading biotech companies, large pharmaceutical companies and academic institutions. Our company headquarters are in Dublin, Ireland, and we have over 289 employees throughout the world. We believe the expertise of our leadership team and the strength of our relationships within the industry and medical community are critical to our strategy as we commercialize our existing products, progress our development pipeline and explore new business development opportunities.

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

Recently Regeneron Pharmaceuticals Inc. launched Evinacumab for the treatment of HoFH in the US. In August 2019, Regeneron announced positive topline data from its ongoing Phase 3 trial in HoFH and the FDA approved Evinacumab on February 11, 2021, for adults and pediatric patients 12 years and older for treatment of HoFH.  EMA approved Evinacumab in June 2021 as an adjunct to diet and other low-density lipoprotein-cholesterol (LDL-C) lowering therapies for the treatment of adult and adolescent patients aged 12 years and older with homozygous familial hypercholesterolaemia (HoFH). Regeneron launched Evinacumab in the United States in March 2021. Evinacumab was licensed to Ultragenyx Pharmaceutical Inc in countries outside the US in January 2022. Although the drug is administered by intravenous infusion, physicians may consider use of this product in HoFH patients before initiation of lomitapide treatment or may switch patients currently treated with lomitapide to Evinacumab treatment.

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

Expansion Opportunities in Pediatric HoFH and Post-Approval Obligations

We are conducting a Phase 3 pediatric study in the European Union for the use of lomitapide in children and adolescents with HoFH. We expect to report data from this trial in the second half of 2022.

Clinical Development and Post-Approval Obligations

In 2014, we initiated an observational cohort study in the United States and European Union to generate additional data on the long-term safety profile of lomitapide, the patterns of use and compliance and the long-term effectiveness of lomitapide in controlling LDL levels. The FDA has required target enrollment of 300 HoFH patients worldwide, and has mandated study of enrolled patients for a period of ten years. The EMA has required that all patients taking lomitapide in the European Union be encouraged to participate in the study, and that the study period be open-ended. In the study, investigators will follow each patient to track malignancies, tumors, teratogenicity, hepatic effects and gastrointestinal adverse reactions, events associated with coagulopathy, major adverse cardiovascular events and death. The EMA also required that a study be conducted to determine the impact of lomitapide on vascular endpoints. In addition, certain drug-drug interaction studies have been completed with results submitted to the EMA.

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

Expansion Opportunities and Post-Approval Obligations

Amryt received positive feedback from the FDA on the potential for label expansion of metreleptin in the United States to include the treatment of PL. Prior to potential approval, a pivotal Phase 3 randomized double-blind placebo controlled trial to evaluate the safety and efficacy of daily subcutaneous metreleptin treatment in patients with PL will be required, which will enroll approximately 51-63 patients globally. This Phase 3 study was initiated in Q4 2021.

Clinical Development and Post-Marketing Commitments

A long-term, prospective, non-interventional, observational study (product exposure registry) in patients to evaluate serious risks related to the use of the product is under way. In the US, the study plans to enroll at least 100 patients treated with metreleptin and will be followed for a minimum of ten years unless they withdraw consent to participate in the registry or die.  In the EEA, the registry will offer enrolment to all patients treated with metreleptin. Patients will be followed for the duration of the lifecycle of the product unless they withdraw consent to participate in the registry or die.

The US registry will attempt to enroll at least 100 new patients treated with metreleptin. Enrollment will close after five years or after 100 new patients have been enrolled, whichever occurs first. The registry will continue for ten years from the date of last patient’s enrollment.

We set forth below the additional post-approval obligations required by the FDA for metreleptin:

•
the development, validation and implementation of a ligand binding assay to supplement the neutralizing bioassay that tests for the presence of neutralizing antibodies in serum samples from patients with GL.  An update has been provided to FDA and written feedback received in November 2021.

•
testing all banked clinical samples from the GL clinical program for the presence of neutralizing antibodies against leptin using the ligand binding assay and to correlate neutralizing antibodies with clinical events (completed); and

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

In connection with specific obligations to the EMA to complete post-marketing measures, it has been our intention to conduct the following studies:

•
Enroll patients in the non-interventional, prospective, observational study (product exposure registry) of GL and PL patients initiating treatment with metreleptin. As mentioned above, for the patients from the EEA, this study will be open to all patients treated with metreleptin and will continue to the life-span of the product;

•	a post-approval efficacy study in PL patients; and

•
an integrated analysis of immunogenicity that includes testing, using validated assays, on samples from historical studies, as well as the registry, the pediatric investigation plan (“PIP”) and the post-approval efficacy study in PL patients.

We have also committed to the EMA, as part of our PIP, to conduct a study in GL patients under six years old to further evaluate the pharmacokinetics, activity and safety of metreleptin in this pediatric sub-population. The required in vitro study to assess the binding of metreleptin to proteins in serum, and the non-clinical tissue distribution study have been completed and were approved by EMA in September 2021.

Mycapssa® for the Treatment of Acromegaly

Mycapssa® (octreotide capsules) is a combination of octreotide acetate and excipients collectively called Transient Permeability Enhancer (TPE®). TPE improves the oral bioavailability of poorly absorbed drugs such as octreotide by increasing the permeability of the intestine. The mode of action of TPE is thought to involve a transient opening of the tight junctions between epithelial cells lining the intestine.

Acromegaly is a rare disease most often caused by a benign pituitary tumor and characterized by an excess of growth hormone and insulin-like growth factor-1 hormone. Treatment options include surgery, medication and radiation or a combination of these. Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe.

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

Oleogel-S10 has been granted Orphan Drug Designation for the treatment of EB by both the FDA and the EMA. Oleogel-S10 was granted Fast Track Designation by the FDA in September 2019. Oleogel-S10 was also granted Rare Pediatric Disease Designation by the FDA. On February 28, 2022, we received a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. A MAA for Oleogel-S10 for the treatment of Dystrophic and Junctional EB was validated by EMA March 25, 2021, the assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.

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

Our Solution: Oleogel-S10 for the Treatment of Severe EB

Oleogel-S10 is a topical product incorporating betulin and other related triterpene compounds. In in vitro studies using normal cultured keratinocytes, Oleogel-S10 has been observed to stimulate keratinocyte migration and promote differentiation into mature-epithelial skin cells, thereby ensuring more rapid wound healing. We conducted a pivotal Phase 3 clinical trial of Oleogel-S10 in severe EB, including DEB and JEB, and have communicated efficacy and safety data from the 90-day double-blind treatment period of the trial.

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

Oleogel-S10 previously received Fast Track Designation and Rare Pediatric Disease Designation from the US Food and Drug Administration (FDA).

As the final module in a Rolling Review a New Drug Application (NDA) was submitted to the FDA for Oloegel-S10 on March 31, 2021, for the treatment of Dystrophic and Junctional EB.  The MAA is supported by data from the EASE pivotal phase 3 trial in EB.

In June 2021, the NDA was accepted by the FDA and was granted Priority Review.  Priority Review is granted by the FDA to applications for medicines that, if approved, would provide significant improvements in the effectiveness or safety of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications.  In general, the FDA’s Priority Review designation accelerates the review time from ten months to a goal of six months from the date of acceptance of the filing.  FDA set a Prescription Drug User Fee Act (“PDUFA”) target action date for the Oleogel-S10 NDA of November 30, 2021.  We received and responded to Information Requests (IR) from FDA during the assessment period and met with FDA at the scheduled Mid Cycle and Late Cycle Meeting.

In November 2021, the FDA extended the PDUFA goal date to allow time to review additional analyses of data previously submitted by Amryt. The submission of this additional information was determined by the FDA to constitute a Major Amendment to the NDA, resulting in an extension of the PDUFA goal date by three months to February 28, 2022. Three months is a standard review extension period to allow the FDA additional time to review information already submitted.

On February 28, 2022, we received a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns.

A MAA for Oleogel-S10 for the treatment of Dystrophic and Junctional EB was validated by EMA March 25, 2021, to be reviewed according to standard timelines. The MAA is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries..  Questions and review comments were received from the CHMP according to the procedure timetable, responses and updated documents have been submitted by us according to the required deadlines. Given the rarity of the disease without any approved therapies, the EMA proposed that an Ad-Hoc Expert Group (AHEG), comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice. Recommendations from the AHEG were provided directly to CHMP ahead of an Oral Explanation (OE) between us and the CHMP. On April 22, 2022, the CHMP adopted a positive opinion, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.
Additional Opportunity for Oleogel-S10

We are also supporting an investigator-led Phase 2 study of Oleogel-S10 for the treatment of severe radiation-induced dermatitis. This study commenced in Q4 2021.

AP103 for the Treatment of DEB

In March 2018, we acquired the rights to a novel polymer-based topical gene therapy delivery platform for potential use in the treatment of rare genetic diseases. The technology involves the use of highly branched poly β-amino ester (“HPAE”) polymers as the topical delivery vehicle for gene therapy. Our first product candidate utilizing this platform, AP103, is currently in preclinical development for the treatment of patients with DEB. Patients with DEB have a defect in the COL7A1 gene resulting in the inability to produce collagen VII, which plays an important role in anchoring the dermal and epidermal layers of the skin. AP103 is the combination of this polymer technology and the COL7A1 gene. If successful, we believe this could eliminate the requirement for viruses as topical delivery vectors.

In preclinical studies in a human mouse xenograph model of EB, we observed that topical application of AP103 restored production of collagen VII. In separate preclinical studies, AP103 was observed to restore collagen VII to levels exceeding those produced by healthy human keratinocytes (cells that regenerate the outer layer of the skin). In addition, we did not observe evidence of cellular toxicity after repeated administration in these studies. Our preclinical development of AP103 is ongoing. To support this critical milestone, significant effort has been invested in 2021 to advance the manufacturing and characterization of the AP103 drug product and constituent components. To date, the team have generated the initial qualified batches of the HPAE polymer and DNA required to generate AP103. This advancement will facilitate the initiation of key aspects of the non-clinical safety program in 2022, which need to be completed prior to launch of first in human (FIH) studies. We intend to initiate clinical development of AP103 in 2023. In September 2020, the EMA’s COMP adopted a positive opinion for orphan designation for the use of AP103 in EB and on December 23, 2020, the FDA granted orphan designation for AP103 in the treatment of DEB.

In December 2018, a consortium comprised of us (as lead partner), University College Dublin, National University of Ireland (“University College Dublin”), Curran Scientific Limited and DEBRA Ireland was awarded (subject to contract negotiation) grant funding totaling €8.4 million over three years from the Disruptive Technologies Innovation Fund, part of the Irish Government’s Department of Business, Enterprise and Innovation, to develop the AP103 gene therapy platform. The grant funding will be matched by the consortium partners at various funding levels over the three-year term of the project. The grant will fund further development of the AP103 gene therapy platform from preclinical testing to proof of concept in humans. The initial funds will be used for research and development and staff costs associated with the project and, if preclinical work is successful the funds will also support research into the development of the HPAE polymer technology for the potential treatment of other genetic diseases. In 2022, the consortium successfully designed, engineered and delivered an advanced working protype for the manufacturing of the AP103 product. This complexing system which generates the DNA and Polymer nanoparticles at the center of AP103, will be used to supply material for the non-clinical safety and FIH clinical studies. The complexing system delivers scalable and consistent AP103 product that has demonstrated to induce expression of the therapeutic gene, COL7A1, in pre-clinical models of DEB.

Mycapssa® for the Treatment of Neuroendocrine Tumors (NET)

Neuroendocrine tumors (NETs) are a heterogeneous group of cancer subtypes that arise in endocrine cells that exist in different organ systems throughout the body. Most NETs (approximately 70%) occur in the gastrointestinal (GI) tract or pancreas. Tumors arising from the GI tract are termed carcinoid tumors. NET may also occur in the respiratory tract, central nervous system, thyroid, skin, breast, and urogenital system. Up to 20% of carcinoid tumors are estimated to have carcinoid syndrome (CS). CS are mainly associated with midgut metastatic carcinoid tumors. Most commonly, CS presents with diarrhea and flushing episodes due to excessive secretion of serotonin. Injectable SRLs, such as octreotide long-acting release, subcutaneous octreotide immediate release, and lanreotide, are the first-line treatment for CS associated symptoms as they significantly improve flushing episodes and diarrhea symptoms by inhibiting the secretion of serotonin among other hormones and vasoactive substances.

Pharmacokinetic studies have been completed and the data supports the higher doses of Mycapssa® (octreotide capsules) required in the planned Phase 3 study in patients with carcinoid symptoms due to NET.

The FDA has confirmed that a single positive Phase 3 study would be sufficient for approval consistent with the 505(b)(2) regulatory pathway previously agreed. Amryt is currently finalizing the study protocol with the FDA and plans to initiate the Phase 3 study in Q4 2022.

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

Sales, Marketing and Reimbursement

In the United States, our sales team promotes Myalept to healthcare professionals for the treatment of GL patients, Juxtapid for the treatment of adult HoFH patients and Mycapssa® for appropriate patients with acromegaly. The most frequent physician call points for our products are endocrinologists (including pediatric endocrinologists) with respect to Myalept and Mycapssa, and lipidologists and cardiologists with respect to Juxtapid.

Our sales and marketing efforts are also focused on obtaining market access for our products, which primarily represents securing pricing and reimbursement approvals at acceptable levels. In the United States, we mobilize a team supporting market access initiatives with the primary responsibility of collaborating with insurance plans, health maintenance organizations and other payers on securing reimbursement and formulary status for Myalept, Mycapssa® and Juxtapid. This team also anticipates authorization and reauthorization requirements and educating physicians and office staff regarding criteria to continue coverage for our products.

Outside the United States, we support this effort primarily through the work of Country Managers and local consultants. We have successfully secured market access for both lomitapide and metreleptin in certain key EU and LATAM countries. We also continue to submit market access dossiers in other EU and LATAM countries where reimbursement has not occurred to date. We intend to enter into price negotiations in such countries following approval of the relevant Health Technology Assessment (“HTA”) body. One of our primary objectives is to strengthen the value proposition for metreleptin and lomitapide for payers through the generation of market access studies to enhance patient, physician and payer knowledge of GL, HoFH, and, in the European Union, PL and the real-world burden of these diseases. We have successfully achieved coverage in the United States and reimbursement in Japan, Turkey, Saudi Arabia, Germany, Italy, the United Kingdom, France, Austria, the Netherlands and Slovenia. Individual patient funding has been obtained in Czech Republic and Hungary. Pricing and reimbursement processes are ongoing in Brazil, Spain, Denmark, Norway, Portugal , Israel, Kuwait, Belgium, Poland, Romania and Latvia. Mycapssa® has been submitted to the EMA in 2021 and is not yet approved in Europe.

Manufacturing Supply and Distribution

We and our contract manufacturers are subject to the FDA’s Current Good Manufacturing Practice (“cGMP”) regulations in the United States and other rules and regulations prescribed by regulatory authorities outside the United States.

Lomitapide is a small molecule drug that is synthesized with readily available raw materials using conventional chemical processes. Hard gelatin capsules are prepared in 5 mg, 10 mg, 20 mg and 30 mg strengths. Metreleptin is a recombinant protein biologic that is produced using conventional fermentation, isolation and purification processing techniques. The drug product is provided globally in nominal 10 mg vials that are reconstituted prior to injection. We developed and received approval from the EMA for new presentations in nominal 2.5 mg and 5 mg vials for commercial distribution in the European Union. Mycapssa is an oral presentation of octreotide acetate for acromegaly. It contains 20mg active in enteric coated hard gelatin capsules. Octreotide acetate is manufactured by solid state peptide synthesis and is compendial material. It is marketed in the US in a 28-count child-resistant DosePack wallet.

We rely on contract manufacturers to produce the drug substance for lomitapide, Mycapssa® and metreleptin and to produce the drug product for commercial supplies and for clinical trials. We manufacture the drug substance for Oleogel-S10 at our facility in Germany. We have long-term supply agreements with the manufacturers of lomitapide, Mycapssa® and metreleptin. We may encounter any issue with our suppliers, for example, in the event a manufacturer notifies us that it intends to terminate its arrangement or if the manufacturer is operating in violation of the cGMP regulations. Prior to appointing a new supplier, we will undertake a rigorous validation and approval process of that manufacturer.

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

In the United States, lomitapide, metreleptin and Mycapssa® are distributed exclusively through a specialty pharmacy network. Lomitapide and metreleptin are distributed through Accredo Health Group, Inc. (“Accredo”) and Mycapssa® is distributed through AcariaHealth, Inc (“AcariaHealth”). Accredo Specialty and AcariaHealth take title of products upon delivery and have specialty pharmacy networks that provide the products directly to patients and, under limited circumstances, to other U.S. purchasers. The specialty pharmacy takes title upon delivery of products. These specialty pharmacies provide contractual patient service support on behalf of Amryt. For commercial sales outside the United States, including sales of Myalepta and Lojuxta, named patient sales and other expanded access distribution, we use our existing infrastructure and third party providers to distribute products either directly to the purchaser in the applicable country or to our local third party distributor or service provider for such country.

Competition

The industry in which we operate is highly competitive and subject to rapid and significant technological change. Our competitors and potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions.

All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of pharmaceuticals that compete with or may in the future compete with metreleptin, lomitapide or other products or product candidates we may develop or acquire. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Academic institutions, government agencies and other public and private research organizations also are conducting research activities, seeking patent protection and may commercialize products on their own or through joint ventures. The existence of these products, or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products we develop.

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

Recently Regeneron Pharmaceuticals Inc. launched Evinacumab for the treatment of HoFH in the US. In August 2019, Regeneron announced positive topline data from its ongoing Phase 3 trial in HoFH and the FDA approved Evinacumab on February 11, 2021, for adults and pediatric patients 12 years and older for treatment of HoFH. EMA approved Evinacumab in June 2021 as an adjunct to diet and other low-density lipoprotein-cholesterol (LDL-C) lowering therapies for the treatment of adult and adolescent patients aged 12 years and older with homozygous familial hypercholesterolaemia (HoFH).   Regeneron launched Evinacumab in the United States in March 2021. Evinacumab was licensed to Ultragenyx Pharmaceutical Inc in countries outside the US in January 2022. Although the drug is administered by intravenous infusion, physicians may consider use of this product in HoFH patients before initiation of lomitapide treatment or may switch patients currently treated with lomitapide to Evinacumab treatment.

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

•
Mycapssa: The acromegaly market has many established competitors, dominated in by Novartis and Ipsen, who like the rest of the competition offer injectable SSA’s. Mycapssa® is the only oral SSA available on the market. Crinetics Pharmaceuticals are developing paltusotine, which if approved would be the second oral SSA to enter the market and compete directly with Mycapssa. Crinetics also have a Ph3 study to evaluate effect in treatment-naïve patients. If studies are successful, filings could take place at end of 2023 / early 2024.

•
Oleogel-S10: Although there are no approved products in the United States or the European Union for the treatment of EB, some of our competitors are developing products which, if approved, and depending on the labelled indication, could potentially compete with Oleogel-S10. Some companies, including Krystal Biotech, Inc. and Abeona Therapeutics Inc., are developing gene therapy treatments, while other companies, including Castle Creek Pharmaceuticals Holdings, Inc. and Wings Therapeutics, Inc., are developing non-gene therapy treatments. In November 2021 Kyrstal announced that its Ph3 GEM-3 study of B-VEC, known as Vyjuvek™, met its primary endpoint of complete wound healing at six-month timepoints and its secondary endpoint of complete wound healing at three-month timepoints. Additionally, Vyjuvek™ was shown to be well-tolerated, with no drug-related serious adverse events or discontinuations. They could file a Biologics License Application in Q2 2022, with potential approval in the second half of 2022 and file for MAA in EU in the second half of 2022.

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

We have a portfolio of patents and pending patent applications covering various aspects of our lomitapide, metreleptin, Mycapssa, Oleogel-S10 and AP103 assets in a variety of jurisdictions. Our lomitapide patent portfolio includes eight Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) listed patents licensed from the University of Pennsylvania (“UPenn”) claiming methods of treatment that provide protection from 2025 to 2027 in the United States and into 2025 in Europe, Australia, Japan, South Korea, Canada and New Zealand. Applications are pending in the U.S. and India. Supplementary protection certificates (“SPCs”) have been granted in 26 European countries (including the United Kingdom, Germany, France, Italy and Spain) extending patent protection into 2028. Two additional SPCs applications are pending.

The metreleptin patent portfolio includes two issued U.S. patents claiming methods of treating lipoatrophy, two granted European patents (“EP patents”) claiming methods of treatment (validated in numerous European countries, including the United Kingdom, Germany, France, Italy and Spain), granted patents claiming methods of treatment in other jurisdictions including Australia, Canada, and Japan as well a pending applications in the United States, all of which have been licensed to Amryt or are owned by Amryt. The granted patents provide protection from 2022 to 2027 in the United States and into 2022 in Europe and other jurisdictions. A US patent claiming methods of detecting anti-leptin neutralizing antibodies provides protection until 2038. Additional applications claiming methods of detecting anti-leptin neutralizing antibodies are pending in the United States, Brazil, Canada, China, Eurasia, India, Hong Kong, Japan and Mexico; if granted, patent protection would expire in 2037.

Our Mycapssa® patent portfolio includes eight Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) listed patents, including three formulation and one acromegaly use patents which expire in 2029, three acromegaly use patents which expire in 2036, one octreotide method of use patent expiring 2040, as well as one pending U.S. application which covers NET/VIP use which if allowed would expire in 2037. In Europe, there are two granted composition patents which expire in 2029, one pending Acromegaly use Application, which if allowed would expire 2036 and one NET Use Application which if allowed would expire in 2037.

We were first granted patent protection for Oleogel-S10 in Japan in 2010. Key patent grants for Oleogel-S10 in Europe and the United States followed in 2013. If Oleogel-S10 is approved in the U.S. our Oleogel-S10 patent portfolio includes one U.S. patent that will be listable on the Orange Book covering oleogel compositions providing exclusivity in the United States to 2025, two U.S. patents that will be listable on the Orange Book covering treatment of EB that provide exclusivity in the United States into 2030 and one U.S. patent that will be listable on the Orange Book covering treatment of EB into 2039. Our non-U.S. patents for Oleogel-S10, include EP patents (validated in various European countries including the United Kingdom, Germany, France, Italy and Spain) covering the Oleogel-S10 composition and methods of healing wounds with Oleogel-S10, expiring in 2025 and 2030, respectively. Supplementary protection certificates have been obtained in various EU countries, extending the expiration of the composition patents in Europe from 2025 to 2030. We have filed non U.S. patent applications directed to the clinical formulation and methods of manufacturing and treatment therewith; the term of any patents that are derived from this application would expire in 2039.

The AP103 patent portfolio includes one granted EP patent (validated in various countries including the United Kingdom, Germany, France, Italy and Spain) claiming HPAE polymers and polyplexes comprising HPAE polymers, and transfection methods using such polymers, as well as pending U.S. and European applications. These patents and applications have been in-licensed from the University College Dublin and are expected to provide exclusivity into 2035. We have also filed U.S. and European applications claiming a proprietary genus of HPAEs and novel HPAE polyplexes, as well as claiming a proprietary and scalable HPAE polyplex manufacturing methods; the term of any patents that are derived from these applications would expire in 2039. See “—Material Contracts—University College Dublin In-License Agreement.”

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

In January 2020, an exclusivity justification orphan drug exclusivity for Mycapssa, for the treatment of Acromegaly in the U.S. was submitted to the Office of Orphan Products Development (OOPD) at FDA.  If awarded Mycapssa® will have 7 years orphan drug exclusivity for the treatment of Acromegaly in the U.S. If Mycapssa® is approved by EMA in the European Union and, subject a positive opinion from COMP regarding maintenance of the Orphan Designation (OD), Mycapssa® will have 10 years market exclusivity from the date of approval.

Oleogel-S10 has been granted Orphan Drug status for the treatment of EB in the European Union and the United States. Should Oleogel-S10 be granted approval it will be entitled to Orphan Drug exclusivity for the treatment of EB, extending protections for seven years in the United States and, subject to a positive opinion from COMP regarding maintenance of the Orphan Designation (OD), ten years in the European Union from the date of approval in the respective jurisdictions. The ten-year Orphan Drug exclusivity period in the European Union can be extended a further two years upon successful completion of a PIP.

Material Contracts

The following summary of our material contracts is not intended to be a complete description of these contracts, and it is qualified in its entirety by reference to the full text of such contracts, which are filed as exhibits to the registration statement of which this annual report forms a part. We urge you to review these exhibits in their entirety.

The following summary excludes contracts with our principal shareholders that we entered in connection with the acquisition of Aegerion, which are summarized under “Related Party Transactions.”

Agreement and Plan of Merger Between Amryt Pharma Plc. Amryt Merger Sub and Chiasma, Inc.

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares. The merger agreement provided that, upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, Amryt Merger Sub, an indirect wholly owned subsidiary of Amryt, merged with and into Chiasma with Chiasma surviving as an indirect wholly owned subsidiary of Amryt subsequently renamed Amryt Endo, Inc. which then ceased to be a publicly traded company.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.  On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

Amryt’s $125m Debt-Refinancing

On February 22, 2022, Amryt announced that it secured US$125 million of senior credit facilities from funds managed by the Credit Group of Ares Management Corporation (“Ares”). Amryt used a portion of the proceeds to refinance its previous secured term debt facility, which had an outstanding balance of US$94.0, million as at February 22, 2022, an interest rate of 13.00% and a maturity date of September 2024. The new facilities will generate significant annual interest cost savings as well as provide for important strategic flexibility as Amryt looks to continue to grow its global rare disease presence.

Key features of the facilities include:

•	Total new facilities of $125 million, consisting of:
o	$85 million Term Loan Facility with interest rate of Secured Overnight Financing Rate (“SOFR”)+6.75%, subject to a 0.90% SOFR floor
o	$40 million Revolving Credit Facility with $20 million drawn at close and interest rate of SOFR+4.00%, subject to a 0.90% SOFR floor
o	Quarterly blended cash interest rate of SOFR+5.87% (assuming fully drawn), subject to a 0.90% SOFR floor, substantially lower than Amryt’s current secured term debt facility at 13.00% interest
•	Requires interest-only payments until facility matures in February 2027
•	There are no warrants or any equity conversion features associated with the new facilities
•	The proceeds will be used to refinance existing debt, for general corporate and product development purposes; and potentially for shareholder approved share repurchase programs.

Charges were taken over certain assets of the company and its material entities as guarantee and collateral for the provision of the debt.

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

Current patent protection exists from 2022 to 2027 in the United States and into 2022 in the European Union, as well as orphan exclusivity in the European Union into 2028. A US patent application claiming methods of detecting anti-leptin neutralizing antibodies provides protection until 2038. Additional applications claiming methods of detecting anti-leptin neutralizing antibodies are pending in the United States, Brazil, Canada, China, Eurasia, India, Japan and Mexico; if granted, patent protection would expire in 2037.and 2039, if extended upon successful completion of a PIP, respectively

We assumed this agreement upon the acquisition of Aegerion. We have the right to terminate the agreement at any time.

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

The distribution agreement expires on June 30, 2022, and the Accredo master services agreement expires in December 2023.

Metreleptin Contract Manufacturing Agreement

We currently have in place a contract manufacturing agreement with Sandoz GmbH in respect of metreleptin, effective as of September 30, 2010. Pursuant to the terms of the agreement, Sandoz GmbH is appointed as non-exclusive manufacturer of metreleptin. Sandoz GmbH is obligated to produce a majority of our metreleptin product demand and Amryt has committed to purchase such amount and is committed to a contract value for 2022 in the amount of €9.9 million. The agreement expires on December 31, 2023. Either party may terminate the agreement for any scientific, regulatory, safety or economic reason to the end of each calendar year by giving 24 months’ prior written notice.

TEVA Manufacture & Supply Agreement

On December 31, 2015, Chiasma entered into a commercial manufacture, purchase and supply agreement with TEVA API Inc for the manufacture, purchase and supply of R&D and registration quantities of API (active pharmaceutical ingredient) for further processing into Mycapssa.

The terms of the agreement require Chiasma to purchase minimum percentages of Chiasma’s total annual requirements of Octreotide acetate in the manufacturing of Mycapssa. The consideration payable by Chiasma to TEVA API Inc is calculated based on the annual consumption by Chiasma of the API set forth in binding purchase orders issued in a calendar year. The agreement expires on the seventh anniversary of the first commercial sale of Mycapssa® to an independent third-party in a region or any country in a region outlined in the supply agreement.

AcariaHealth, Inc Specialty Pharmacy Provider Dispensing and Services Master Agreement

On August 21, 2020, Chiasma entered into a product purchase and pharmacy services master agreement with AcariaHealth whereby Chiasma agreed to sell Mycapssa® to AcariaHealth in the United States and Puerto Rico on a non-exclusive basis. Additionally, the parties agree that AcariaHealth will perform certain services performed in the normal course of business for similarly situated pharmacies dispensing products including enhanced services for which a fair market value fee is payable by Chiasma. The agreement has an initial term of two years and automatically renews for successive one year renewal terms and can be terminated on ninety days’ notice along with other customary termination provisions.

AssistRx Master Services Agreement

On May 8, 2020, Chiasma entered into a master services agreement with AssistRx, Inc. to provide certain specialty pharmacy services for Mycapssa. The agreement is for a period of three years with automatic one year renewals unless either party terminates within ninety days of the expiration of the initial term or renewal term (as applicable). The agreement may also be terminated by either party for a material and continuing breach that remains uncured beyond thirty days following receipt of a written notice of breach from the non-breaching party along with other customary termination provisions.

Cardinal Health Exclusive Distribution Agreement

On June 23, 2020, entered into an exclusive distribution agreement with Cardinal Health 105, Inc., as its exclusive third-party logistics distribution agent for commercial sales in the United States of all pharmaceutical products manufactured and/or marketed by Chiasma as well as traditional 3PL Operating Guidelines including storage, distribution, returns, customer support, financial support, EDI and system access support.

The term of the agreement is for an initial period of three years following the first shipment of FDA-approved product to a commercial customer unless terminated earlier with one year automatic renewals unless terminated by either party at least ninety days prior to the end of the initial term or any renewal term. Either party has the right to immediately terminate the agreement upon other customary material termination provisions.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, the European Union, EU Member States, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labelling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of the products. In the future, if we were to develop or acquire any other products, or any product candidates, they would also be subject to such regulations and oversight. Our products must be approved by the FDA through the NDA or the BLA process before they may be legally marketed in the United States and must be approved by foreign regulatory authorities via various procedures before they can be marketed in the applicable country, including the EMA or the regulatory authorities of the EU Member States before they can be placed on the market in the European Union.

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

All clinical trials must be conducted under the supervision of one or more qualified investigators. The conduct of clinical trials is subject to extensive regulation, including the FDA’s bioresearch monitoring regulations and Good Clinical Practice (“GCP”) requirements, which establish standards for conducting, recording data from, and reporting the results of, clinical trials, and are intended to assure that the data and reported results are credible and accurate, and that the rights, safety, and well-being of study participants are protected. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and continues to provide oversight of the study until it is completed. In addition, companies sponsoring the clinical trials, investigators, and IRBs also must comply with regulations and guidelines for complying with the protocol and investigational plan, adequately monitoring the clinical trial, and timely reporting of adverse events. Foreign studies conducted under an IND must meet the same requirements that apply to studies being conducted in the United States. Data from a foreign study not conducted under an IND may be submitted in support of an NDA or BLA if the study was conducted in accordance with GCP and the FDA is able to validate the data through an onsite inspection, if necessary.

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

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the product, proposed labelling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA generally is subject to the payment of a user fee, which is currently ca. $3.1 million for FY 2022 for applications requiring clinical data, although NDAs or BLAs for designated Orphan Drugs are exempt from this fee. An approved NDA or BLA is generally subject to an annual program fee, currently $369,413, per strength up to a maximum of five user fees per NDA or BLA, for FY 2022.

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

The FDA conducts a preliminary review of all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an application for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. Under the Food and Drug Administration Amendments Act of 2007, the FDA is required to refer an NDA for a new chemical entity to an advisory committee prior to approval or explain why such review is not necessary. The FDA is not bound by the recommendation of an advisory committee, but it frequently follows such recommendations. The approval or licensure process is lengthy and difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. The FDA reviews an application to determine, among other things, whether a drug is safe and effective for its intended use, or whether a biologic is safe, pure, and potent, and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. In addition, the FDA often will conduct a bioresearch monitoring inspection of the clinical trial sites involved in conducting pivotal studies to ensure data integrity and compliance with applicable GCP requirements.

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

The Myalept REMS includes the following Elements to Assure Safe Use: (i) certification of Healthcare Providers who prescribe Myalept, (ii) certification of the pharmacies that dispense Myalept, and (iii) Myalept must be dispensed only to patients with evidence or other documentation of safe-use conditions as well as a Letter for Healthcare Providers (risk of severe infections) communication.

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

Rare Pediatric Disease Priority Review Voucher

Certain drugs may also be candidates for Rare Pediatric Disease designation by the FDA. In order to qualify for such designation, a sponsor must demonstrate that the proposed indication is for the treatment or prevention of a rare disease or condition that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that product, and is a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years. Under the FDCA, a sponsor who is granted a priority review, receives approval of an NDA for a product for the prevention or treatment of a rare pediatric disease and meets certain additional criteria, may qualify for a Rare Pediatric Disease PRV. A PRV can be redeemed to receive priority review under an expedited timeframe for a subsequent marketing application for a different product. A PRV may also be sold or transferred from the initial sponsor to another sponsor and may be further transferred any number of times before it is used. In December 2020, Congress extended the FDA’s authority to award rare pediatric disease vouchers until September 30, 2024, and until September 30, 2026, for products that receive Rare Pediatric Disease designation by September 30, 2024. We were granted a Rare Pediatric Disease Designation in August 2018. It is our intent to discuss the status our PRV is to be discussed with the FDA when we discuss the nature of the data required to address the FDA’s concerns in the CRL we received which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.

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

Promotional Activities and Interactions with Healthcare Providers and Patients

The FDA and other regulatory agencies strictly regulate promotional claims about prescription drug and biological products through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media. A product generally cannot be commercially promoted before it is approved. In general, after approval, a drug product may not be promoted for uses that are not approved by the FDA, the EC, and the regulatory authorities of the EU Member States or such other regulatory agencies as reflected in the product’s prescribing information. Moreover, the promotion of prescription-only medicinal products to non-healthcare professionals is prohibited in the European Union. In the United States, healthcare professionals are generally permitted to prescribe drugs and biologics for “off-label” uses (i.e., uses not described in the drug’s labelling) because the FDA does not regulate the practice of medicine. However, the FDA regulates the advertising and promotion of prescription drug and biological products to ensure that claims made with respect to such products are consistent with regulatory approvals, are adequately substantiated by reasonable data, and are neither false nor misleading in any respect. With respect to off-label uses, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses. A manufacturer may not promote a drug or biologic for off-label use, but under very specific conditions, it may be permissible for a manufacturer to engage in non-promotional, truthful, non-misleading communication regarding off-label information. If a company is found to have made product claims that are false, misleading, unsubstantial or that promote off-label uses, it may become subject to adverse publicity and enforcement action by the FDA, the DOJ, or the Office of the Inspector General of the U.S. Department of Health & Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug or biological products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. For example, to resolve investigations conducted by the DOJ and SEC regarding Aegerion’s U.S. commercial activities and disclosures related to Juxtapid, in September 2017 Aegerion was required, among other things, to pay approximately $40.1 million in aggregate penalties, which includes $7.2 million in restitution payable over three years beginning January 2018, a civil penalty of $4.1 million to be paid to the SEC pursuant to the SEC judgment, and $28.8 million to be paid pursuant to the settlement agreement with the DOJ.

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

Although the availability of coverage under Medicare Part D may increase demand for Myalept, Juxtapid and Mycapssa®, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices it might otherwise obtain. In order for Myalept, Juxtapid and Mycapssa® to remain on or be included on the formularies of Part D prescription drug plans, we may have to offer discounts on the price of those products. In addition, manufacturers, are required to provide a 70% discount on brand name prescription drugs utilized by Medicare Part D beneficiaries when those beneficiaries reach the so-called “donut hole” in their drug benefits in a particular year (i.e., a coverage gap between initial coverage and catastrophic coverage). Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers because private payers use Medicare coverage policies and payment limitations in setting their own rates.

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

We participate in the Medicaid Drug Rebate Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the Medicaid Drug Rebate Program, we are required to pay a rebate for each unit of our product reimbursed by a state Medicaid program as a condition of having federal funds made available to the states for our drugs under Medicaid and Medicare Part B. Those rebates are based on pricing data that we report on a monthly and quarterly basis to CMS, the federal agency that administers the Medicaid Drug Rebate Program. We may also participate in state Medicaid supplemental rebate programs which require payment of an incremental rebate to state Medicaid programs for covered utilization of our products. Price reductions as well as price increases that exceed the rate of inflation for our products may result in increasing the rebates we are required to pay under the Medicaid Drug Rebate Program or state Medicaid supplemental rebate programs and the discounts we will be required to offer under the Public Health Service 340B drug pricing discount program, known as the “340 B Program.” The American Rescue Plan Act of 2021 (Public Law No: 117-2), signed into law on March 11, 2021, ended the cap on Medicaid rebates, effective January 1, 2024.  Beginning in 2024, manufacturers may have Medicaid rebate liability greater than 100% dependent upon past price increases. As a result of the substantial price increase for Myalept in February 2015, the Directors expect a significant gross-to-net adjustment for Medicaid rebates which will offset the majority of revenues from Medicaid and negatively impact net product sales in future quarters, since Medicaid rebates directly reduce our net product sales. The degree of such impact on our overall financial performance will depend on the percentage of Myalept patients that have Medicaid as their primary insurance coverage and the quantity of units ordered per patient. To date, approximately 35% of patients prescribed Myalept have been Medicaid beneficiaries. The number of patients prescribed Myalept in the future who are Medicaid beneficiaries could be higher than historical rates.

To maintain coverage of our products under the Medicaid Drug Rebate Program and Medicare Part B, it will be required to extend significant discounts to certain “covered entities” (defined by statute to include certain types of hospitals and other healthcare providers that receive federal grants) that purchase products under the 340B Program. The 340B Program requires participating manufacturers to agree to charge such covered entities no more than the 340B “ceiling price” for the manufacturers’ covered outpatient drugs. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Orphan drugs (those designated under section 526 of the FDCA, such as Myalept, Juxtapid and Mycapssa) are exempt from the ceiling price requirements with respect to drugs purchased by certain covered entities (i.e., rural referral centers, sole community hospitals, critical access hospitals and free-standing cancer hospitals). The PPACA also obliges the Health Resources and Services Administration, the agency which administers the 340B Program, to promulgate various regulations and implement processes to improve the integrity of the 340B Program. The status of new and pending regulations and guidance is uncertain under the new presidential administration.

Recent regulations have granted Medicare Part D plans authority to apply new cost control measures to steer patients toward lower-priced drug products prior to covering non-preferred, more expensive products. This could potentially have the result of reducing access to our products under Medicare Part D.

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

In recent years, additional laws have resulted in direct or indirect reimbursement reductions for certain Medicare providers. These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

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

There have been continuous legal and political challenges to certain aspects of the Affordable Care Act. Although the Supreme Court has upheld several key provisions of the Affordable Care Act against legal challenges, including in 2021, opponents of the law may continue to challenge aspects of the law and could be successful in the future.

The Affordable Care Act, if substantially maintained in its current form, will continue to result in downward pressure on coverage and the price that we may receive for any approved product. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Barack H. Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. This committee did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013. Section 4408 of the CARES Act temporarily suspended Medicare sequestration during the period of May 1, 2020 through December 31, 2020, while extending the Medicare sequestration sunset date through 2030. The Protecting Medicare and American Farmers from Sequester Cuts Act (Public Law No: 117-71), signed into law on December 10, 2021, extended the moratorium on the 2% Medicare sequester payment reductions through March 31, 2022. After March, the law phases in the Medicare sequester cuts by implementing a 1% cut from April 1 through June 30, 2022, and then allowing the full 2% cut to go into effect on July 1, 2022. In order to pay for this grace period, the sequester cuts are increased in 2030 to 2.25% for the first six months and 3% for the next six months of that year.

Multiple rules issued by HHS under the Trump administration could impact access to and reimbursement for prescription drugs if they become effective.  A final rule that eliminated the safe harbor shielding Medicare Part D rebates to pharmacy benefit managers from the Anti-Kickback statute was finalized in November 2020.  However, The Infrastructure Investment and Jobs Act (Public Law No: 117-58), signed into law on November 15, 2021, established a moratorium until January 1, 2026, on implementation of that rule as it relates to eliminating the anti-kickback statute safe harbor protection for prescription drug rebates. In addition, the Build Back Better Act (HR 5376), as passed by the House of Representatives and currently under consideration in the Senate, would permanently prevent implementation of the rule so it remains unclear whether this will take effect.

In addition, the Medicaid Drug Rebate Program final rule, issued in December of 2020, finalized policies to change the way in which Medicaid rebates are calculated.  This policy would require that copay assistance provided to patients would be applied as a discount to a payer for the purposes and could set a new best price for the purposes of the Medicaid drug rebate calculation unless a manufacturer can “ensure” that the full value of the assistance is passed through to the patient. This is problematic given the rising number of copay accumulator plans in which pharmacy benefit managers block patients from taking full advantage of patient assistance programs without the knowledge of the manufacturer.  The Pharmaceutical Researchers and Manufacturers of America (PhRMA) sued to invalidate this rule in May of 2021.  The outcome of this litigation remains uncertain and could require changes to patient assistance programs.

In September of 2021, the Build Back Better Act was introduced in the House of Representatives and contained a number of provisions that could impact the biopharmaceutical industry.  These provisions include measures aimed at reducing patient out of pocket costs through a redesign of the Medicare Part D benefit, provisions aimed at allowing Medicare to negotiate drug prices for a subset of drugs in Medicare Part B and Part D, and provisions meant to limit drug price increases to the rate of inflation, requiring rebates to the government for price increases taken beyond inflation.  The House of Representatives passed the Build Back Better Act in November of 2021 and it has not been considered by the Senate.  If any of these measures are adopted into law, they could impact future business actions and access to medicines.

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

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations and the curtailment or restructuring of our operations. For example, in September 2017, Aegerion entered into a settlement agreement with the DOJ (as further described under “—Legal Proceedings” in this section) to resolve investigations conducted by the DOJ and the SEC regarding Aegerion’s U.S. commercial activities and disclosures related to Juxtapid, and on January 30, 2018, a U.S. District Court judge sentenced Aegerion after the judge accepted Aegerion’s guilty criminal plea. Aegerion was required, among other things, to pay approximately $40.1 million in aggregate penalties over three years and was put on probation for three years. We are also subject to a CIA and a civil consent decree (which took effect in March 2019) with the FDA and the DOJ relating to the Juxtapid REMS program.

EU Regulatory Matters

The United Kingdom UK formally left the EU on January 31, 2020 and the transition period, during which EU laws continued to apply to the UK, expired on December 31, 2020. This means EU laws now only apply to the UK in respect of Northern Ireland as laid out in the Protocol on Ireland and Northern Ireland. Following the end of the transition period, the EU and the UK concluded a trade and cooperation agreement (“TCA”), which applied provisionally from January 1, 2021 and entered into force on May 1, 2021.

The TCA includes provisions affecting the life sciences sector (including on customs and tariffs) but areas for further discussion between the EU and the UK remain. In addition, there are some specific provisions concerning pharmaceuticals. These include the mutual recognition of Good Manufacturing Practice (“GMP”) and issued GMP documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

Since January 1, 2021, the EU laws which have been transposed into UK law through secondary legislation continue to be applicable in the UK as “retained EU law”. As there is no general power to amend these regulations, the UK government has enacted the Medicines and Medical Devices Act 2021. The purpose of the act is to enable the existing regulatory frameworks in relation to human medicines, clinical trials of human medicines, veterinary medicines and medical devices to be updated. The powers under the act may only be exercised in relation to specified matters and must safeguard public health.

Specified provisions of the Medicines and Medical Devices Act 2021 entered into force on February 11, 2021. The remaining provisions came into effect within two months of February 11, 2021 or will otherwise come into effect as stipulated in subsequent statutory instruments. The Medicines and Medical Devices Act 2021 supplements the UK Medical Devices Regulations 2002 (“UK Regulations”), which are based on the EU Medical Devices Directive as amended to reflect the UK’s post-Brexit regulatory regime. Notably, the UK Regulations do not include any of the revisions that have been made by the EU Medical Devices Regulation (EU) 2017/745, which, since May 26, 2021, now applies in all EU Member States.

The UK’s Medicines and Healthcare products Regulatory Agency (“MHRA”) conducted a comprehensive consultation between September and November 2021 on proposals to develop a new UK regime for medical devices in the UK. The proposals include more closely aligning definitions for medical devices and in vitro medical devices with internationally recognised definitions and changing the classification of medical devices according to levels or risk. The proposals are intended to improve patient and public safety and increase the appeal of the UK market. The new regime is planned to come into force on July 1, 2023, which will align with the date from which the UK is due to stop accepting CE marked medical devices and require UKCA (“UK Conformity Assessed”) marking. It is envisaged that, in Northern Ireland, the amended regime could run in parallel with any existing or future EU rules in accordance with the Protocol on Ireland and Northern Ireland.

Drug and Biologic Development Process

The conduct of clinical trials in the European Union is currently governed by the EU Clinical Trials Directive 2001/20/EC, or Clinical Trials Directive, and will be replaced by the EU Clinical Trials Regulation (EU) No. 536/2014 (“CTR”) once the latter comes into effect. The CTR introduces a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU. It entered into force on January 31, 2022.

Under the current regime, which will expire after a transition period of one or three years, respectively, as outlined below in more detail, before a clinical trial can be initiated it must be approved in each EU Member State where there is a site at which the trial is to be conducted. The approval must be obtained from two separate entities: the National Competent Authority (“NCA”) and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU Member State before the commencement of the trial. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant NCA and Ethics Committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and to the Ethics Committees of the EU Member State where they occur.

A more unified procedure will apply under the new CTR. A sponsor will be able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal. One national regulatory authority (the reporting EU Member State proposed by the applicant) will take the lead in validating and evaluating the application consult and coordinate with the other concerned Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned Member States. However, a concerned EU Member State may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such Member State. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database. The CTR foresees a three-year transition period. Member States will work in CTIS immediately after the system has gone live. For one year, until 31 January 2023, clinical trial sponsors can still choose whether to submit an initial clinical trial application in line with the current system (Clinical Trials Directive) or via CTIS. From 31 January 2023, submission of initial clinical trial applications via CTIS becomes mandatory, and by 31 January 2025, all ongoing trials approved under the current Clinical Trials Directive will be governed by the new Regulation and have to be transitioned to CTIS.

Under both the current regime and the new CTR, national laws, regulations, and the applicable Good Clinical Practice and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) guidelines on Good Clinical Practice (“GCP)” and the ethical principles that have their origin in the Declaration of Helsinki.

During the development of a medicinal product, the European Medical Agency (“EMA”) and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use (“CHMP”) on the recommendation of the Scientific Advice Working Party (“SAWP”). A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application (“MAA”) of the product concerned.The approval process for clinical trials in other countries outside the United States and the European Union varies from country to country, and the time may be longer or shorter than that required for FDA approval.

Drug Marketing Authorization

In the EU and in Iceland, Norway and Liechtenstein (together the European Economic Area or “EEA”), after completion of all required clinical testing, medicinal products may only be placed on the market after obtaining a Marketing Authorization (“MA”). To obtain an MA of a drug under European Union regulatory systems, an applicant can submit an Marketing Authorization Application (“MAA”) through, amongst others, a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single MA by the European Commission (EC) that is valid for all EU Member States and, after respective national implementing decisions, in the three additional EEA Member States. The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (“ATMP”) and medicinal products with a new active substance indicated for the treatment of certain diseases (AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a marketing authorization through the centralized procedure.

Under the centralized procedure, the Committee for Medicinal Products for Human Use (“CHMP”), established at the EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA’s CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated assessment might be granted by the CHMP in exceptional cases when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. On request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. However, the EC has final authority for granting the MA within 67 days after receipt of the CHMP opinion.

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for medicinal products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, known as the reference EU Member State, is appointed to review the application and provide an assessment report. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference EU Member State and concerned EU Member States. The reference EU Member State prepares a draft assessment report and drafts of the related materials within 120 days after receipt of a valid application. Subsequently each concerned EU Member State must decide whether to approve the assessment report and related materials. If an EU Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.

All new MAAs must include a Risk Management Plan (“RMP”), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. RMPs and Periodic Safety Update Reports (“PSURs”) are routinely available to third parties requesting access, subject to limited redactions.

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

Episalvan was granted a marketing authorization under the centralized procedure for the treatment of partial-thickness skin wounds in adults. The outcome of the Episalvan five year renewal procedure recommended that one additional five-year renewal be required on the basis of limited safety information due to limited marketing of Episalvan. Lojuxta and Myalepta were each granted a marketing authorization under exceptional circumstances by the EC under the centralized procedure and are subject to additional monitoring (which aims to enhance reporting of suspected adverse drug reactions for drugs for which the clinical evidence base is less well developed). So-called “marketing authorizations under exceptional circumstances” are intended for medicinal products where the applicant can demonstrate that it is not possible to provide comprehensive clinical data on efficacy and safety under normal conditions of use. For instance, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorizations under exceptional circumstances may be granted subject to certain specific obligations.

In the case of Lojuxta and Myalepta:

The Lojuxta marketing authorization under exceptional circumstances includes a commitment to conduct a long-term observational study to collect information on the safety and effectiveness outcomes of patients treated with Lojuxta. The EMA has required that all patients taking Lojuxta in the European Union be encouraged to participate in the study, and that the study period be open-ended. In the study, physicians will follow each patient to evaluate serum lipid control, hepatic effects, tumor occurrence, teratogenicity, gastrointestinal adverse reactions, events associated with coagulopathy, major adverse cardiovascular events and death. The EMA also required that a study be conducted to determine the impact of lomitapide on vascular endpoints. In addition, an appropriate risk-management educational program to inform healthcare professionals and patients must be established prior to the product being launched in each country.

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

It is anticipated that the AP103 product candidate will be regulated as an advanced therapy medicinal product (“ATMP”) under the EU Regulation (EC) No. 1394/2007 on advanced therapy medicinal products, or the ATMP Regulation. ATMPs comprise gene therapy medicinal products, somatic cell therapy medicinal products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order cure, diagnose or prevent diseases or to regenerate, repair or replace a human tissue. Pursuant to the ATMP Regulation, the Committee on Advanced Therapies (“CAT”) is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the pre-clinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although such guidelines are not legally binding, compliance with them is often necessary to gain and maintain approval for product candidates. In addition to the mandatory RMP, the holder of a MA for an ATMP must put in place and maintain a system to ensure that each individual product and its starting and raw materials, including all substances coming into contact with the cells or tissues it may contain, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution where the product is used.

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

New Chemical Entity Exclusivity

As in the United States, it may be possible to obtain a period of market and / or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market.

New Chemical Entities (“NCE”) approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity. An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product’s first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder’s data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one -year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial chance was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union’s regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

Myalepta is entitled to 10 years of market exclusivity by the European Union from its approval in July 2018. On July 31, 2013 lomitapide was granted a centralized marketing authorization from the European Commission. Lomitapide has eight years’ data exclusivity and 10 years’ marketing exclusivity in the European Union from July 31, 2013.

Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the European Union are similar in principle to those in the United States. The EMA grants orphan drug designation if the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union (prevalence criterion). In addition, Orphan Drug Designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the European Union of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. An application for orphan drug designation (which is not a marketing authorization, as not all orphan-designated medicines reach the authorization application stage) must be submitted first before an application for marketing authorization of the medicinal product is submitted. The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted, and sponsors must submit an annual report to EMA summarizing the status of development of the medicine. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Designated orphan medicines are eligible for conditional marketing authorization.

The EMA’s Committee for Orphan Medicinal Products (“COMP”) reassesses the orphan drug designation of a product in parallel with the review for a marketing authorization; for a product to benefit from market exclusivity it must maintain its orphan drug designation at the time of marketing authorization review by the EMA and approval by the EC. Additionally, any marketing authorization granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the orphan drug designation. Upon the grant of a marketing authorization, orphan drug designation provides up to ten years of market exclusivity in the orphan indication.

During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics (“SmPC”), addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the condition prevalence or financial returns criteria under Article 3 of Regulation (EC) No. 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the orphan drug designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection. Additionally, a marketing authorization may be granted to a similar medicinal product (orphan or not) for the same or overlapping indication subject to certain requirements.

In 2012, metreleptin was granted four Orphan Drug Designations by the European Commission for the treatment of acquired and congenital GL (Lawrence syndrome and Berardinelli-Seip syndrome respectively), and acquired and familial PL (Barraquer-Simons syndrome). Metreleptin is entitled to ten years of market exclusivity by the European Union from its approval as Myalepta in July 2018. Despite the prevalence rate, lomitapide does not have Orphan Drug exclusivity in the European Union for the treatment of HoFH because the EMA views the relevant condition, for Orphan Drug purposes, to include both HoFH and the more prevalent HeFH.  In August 2013 orphan designation was granted by the European Commission for octreotide acetate (oral use) for the treatment of acromegaly.  Mycapssa® is not approved in the EU. Maintenance of the orphan designation will be determined by COMP in parallel to the evaluation of the MAA by CHMP.

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

Pediatric Development

In the European Union, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of  the EMA’s Pediatric Committee (“PDCO”). Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g. until enough information to demonstrate its effectiveness and safety in adults is available) or a waiver (e.g. because the relevant disease or condition occurs only in adults) has been granted by the EMA. The marketing authorization application for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medicinal products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when a marketing-authorization holder wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by us or by any of our third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of a MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact our profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of Periodic Safety Update Reports (“PSURs”) in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase IV safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

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

Advertising and Promotion

The advertising and promotion of our products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

Pricing and Reimbursement Environment

Even if a medicinal product obtains a marketing authorization in the European Union, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. The EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of medicinal products for human use. An EU Member State may approve a specific price or level of reimbursement for the medicinal product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the medicinal product on the market, including volume-based arrangements, caps and reference pricing mechanisms.

Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of our product candidates, if any, to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, medicinal products launched in the European Union do not follow price structures of the United States and generally published and actual prices tend to be significantly lower. Publication of discounts by third party payers or authorities and public tenders may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries.

The so-called Health Technology Assessment (“HTA”) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including France, Germany, Ireland, Italy and Sweden. The HTA process, which is governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the healthcare system. Those elements of medicinal products are compared with other treatment options available on the market. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to medicinal products by the regulatory authorities of individual EU Member States. A negative HTA of one of our products by a leading and recognized HTA body could not only undermine our ability to obtain reimbursement for such product in the EU Member State in which such negative assessment was issued, but also in other EU Member States. For example, EU Member States that have not yet developed HTA mechanisms could rely to some extent on the HTA performed in other countries with a developed HTA framework, when adopting decisions concerning the pricing and reimbursement of a specific medicinal product.

On January 31, 2018, the European Commission adopted a proposal for a regulation on health technology assessment. This legislative proposal is intended to boost EU level cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The proposal provides that EU Member States will be able to use common HTA tools, methodologies and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., While EU Member States could choose to delay participation in the joint work until three years after the rules enter into force, it will become mandatory after six years. The European Commission has stated that the role of the HTA regulation is not to influence pricing and reimbursement decisions in the individual EU Member States, but there can be no assurance that the HTA regulation will not have effects on pricing and reimbursement decisions. The HTA entered into force on January 11, 2022 and applies as of January 2025 followed by a further three-year transitional period during which EU member states must fully adapt to the new system.

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

In certain of the EU Member States, medicinal products that are designated as orphan medicinal products may be exempted or waived from having to provide certain clinical, cost-effectiveness and other economic data in connection with their filings for pricing/reimbursement approval. As noted above, Lojuxta was not granted an Orphan Drug Designation by the EMA for the treatment of HoFH. As such, it is not eligible for benefits related to Orphan Drug Designation. As a result, we may not be able to provide all of the data required to obtain pricing/reimbursement approvals in certain EU Member States, which has and could, in the future, result in delays of pricing/reimbursement approvals for Lojuxta, Lojuxta not obtaining pricing/reimbursement approval at all, or Lojuxta obtaining approvals at less than acceptable levels or with significant restrictions on use or reimbursement.

Many countries outside the United States and the European Union have pricing and reimbursement approvals and regimes that are comparable to those in the key EU markets. We have successfully achieved coverage in the United States and reimbursement in Japan, Turkey, Saudi Arabia, Germany, Italy, the United Kingdom, France, Austria, the Netherlands and Slovenia. Individual patient funding has been obtained in Czech Republic and Hungary. Pricing and reimbursement processes are ongoing in Brazil, Spain, Denmark, Norway, Portugal, Israel, Kuwait, Belgium, Poland, Romania and Latvia. Mycapssa® has been submitted to the EMA in 2021 and is not yet approved in Europe.

European Data Laws

The collection and use of personal health data and other personal information in the European Union is governed by the provisions of the European General Data Protection Regulation (EU) 2016/697 (“GDPR”), which came into force in May 2018 and related implementing laws in individual EU Member States.

. The GDPR imposes a number of strict obligations and restrictions on the ability to process (processing includes collection, analysis and transfer of) personal data of individuals within the European Union and in the EEA, including health data from clinical trials and adverse event reporting. The GDPR also includes requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals prior to processing their personal data or personal health data, notification of data processing obligations to the national data protection authorities and the security and confidentiality of the personal data. EU Member States may also impose additional requirements in relation to health, genetic and biometric data through their national implementing legislation.

Under the GDPR, personal data can only be transferred within the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Appropriate safeguards are required to enable cross-border transfers of personal data from the EU and EEA Member States to a “third country” (a country outside the EU or EEA). This status has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR.

In conclusion, he GDPR also prohibits the transfer of personal data to countries outside of the European Union/EEA that are not considered by the European Commission to provide an adequate level of data protection (including the United States), except if the data controller meets very specific requirements such as the use of standard contractual clauses, (“SCCs”), issued by the European Commission.  In this respect recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of personal data from the EU/EEA. For example, following the Schrems II decision of the Court of Justice of the European Union on July 16, 2020, in which the Court invalidated the Privacy Shield under which personal data could be transferred from the EU/EEA to United States entities who had self-certified under the Privacy Shield scheme, there is uncertainty as to the general permissibility of international data transfers under the GDPR. The Court did not invalidate the then current SCCs, but ruled that data exporters relying on these SCCs are required to verify, on a case-by-case basis, if the law of the third country ensures an adequate level of data protection that is essentially equivalent to that guaranteed in the EU/EEA. In light of the implications of this decision we may face difficulties regarding the transfer of personal data from the European Union/EEA to third countries.  However, on June 4, 2021 the EU Commission issued a new set of SCCs for data transfers from controllers or processors in the EU/EEA to controllers or processors established outside the EU/EEA. These SCCs replace the old sets of SCCs that were adopted under the previous European Data Protection Directive 95/46. Since September 27, 2021, it is no longer possible to conclude contracts incorporating these previous versions of the SCCs. In addition, for contracts concluded before September 27, 2021, it is still possible to rely on the previous SCCs until the end of an additional 15 months’ transitional period (until December 27, 2022), provided that the processing operations which are the subject matter of the contract remain unchanged and reliance on previous SCCs ensures that the transfer is subject to appropriate safeguards. On November 11, 2021, the European Data Protection Board has adopted recommendations on such appropriate safeguards that supplement transfer mechanisms. These recommendations aim to assist data exporters with their duty to identify and implement appropriate supplementary measures where they are needed to ensure an essentially equivalent level of protection to the personal data they transfer to third countries.

On March 25, 2022, the United States and the European Commission published a joint statement on a new Trans-Atlantic Data Privacy Framework. While such an agreement may facilitate data transfers to the United States in the future, the mere announcement has no impact and so far does not provide the legal basis for transferring personal data to the United States.

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

There is, moreover, a growing trend towards required public disclosure of clinical trial data in the European Union which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU CTR, EMA disclosure initiatives and voluntary commitments by industry. Failing to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to our reputation, and adversely impact our business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the Clinical Trials Regulation and the GDPR, further adds to the complexity that we face with regard to data protection regulation.

On June 28, 2021, the European Commission adopted two adequacy decisions for the United Kingdom – one under the GDPR and the other for the Law Enforcement Directive. Personal data may now freely flow from the European Union to the United Kingdom since the United Kingdom is deemed to have an adequate data protection level. Additionally, following the UK's withdrawal from the European Union and the EEA, companies have to comply also with the UK’s data protection laws (including the GDPR as incorporated into UK national law), the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.

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

Expanded Access Outside the United States and the European Union

In certain countries, drug products approved in the United States or the European Union can be accessed by patients before the drug has obtained marketing approval in such country. Various forms of this access include sale of product, often to the government, on a named patient basis and provision of the product free of charge on a named patient basis or a compassionate use basis. Each country has its own laws and regulations that apply to these forms of access. Amryt has made lomitapide available in Brazil, Canada, Czech Republic, France, Germany, Greece, Israel, Italy, Turkey, Poland, Spain, South Africa, Switzerland, Taiwan and USA and plan to continue to consider access to additional countries. When Aegerion acquired metreleptin from AstraZeneca in January 2015, there were a number of patients receiving metreleptin therapy free of charge in certain countries outside the United States that allow use of a drug before marketing approval has been obtained in such country. Where permitted in accordance with applicable requirements, we have continued to make metreleptin available free of charge under such program, which has resulted in significant costs to the Company. In 2016, we began generating revenues from named patient sales of metreleptin in certain markets where named patient sales of metreleptin are possible and to the extent permitted by applicable law and local regulatory authorities. Where appropriate we have supported the transfer of patients from free of charge supply to locally approved pre-authorization funding programs.

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

C. Organizational Structure

Amryt Pharma plc is a public limited company organized under the laws of the England and Wales.

Group Structure as of December 31, 2021

Subsidiary	Owner	Ownership Percentage
Amryt Pharma Holdings Limited	Amryt Pharma Plc	100%
Amryt Pharmaceuticals Designated Activity Company	Amryt Pharma Holdings Limited	100%
Amryt Pharmaceuticals Inc.	Amryt Pharma Holdings Limited	100%
Amryt Endo Inc.	Amryt Pharmaceuticals Inc.	100%
Chiasma Securities Corp	Amryt Endo Inc.	100%
Chiasma (Israel) Limited	Amryt Endo Inc.	100%
SomPharmaceuticals SA	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Endocrinology Limited	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt GmbH	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Research Limited	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Lipidology Limited	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Distribution Limited	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Pharma Italy SRL	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Pharma (UK) Limited	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Pharma Spain SL	Amryt Pharmaceuticals Designated Activity Company	100%
Amryt Genetics Limited	Amryt Pharmaceuticals Designated Activity Company	100%
Cala Medical Limited.	Amryt Pharmaceuticals Designated Activity Company	100%
Aegerion Pharmaceuticals Holdings, Inc. (DE)	Amryt Pharmaceuticals Inc. (DE)	100%
Aegerion Argentina S.R.L. (Argentina)	Amryt Pharmaceuticals Inc. (DE)	99.31%
	Aegerion Pharmaceuticals Holdings, Inc. (DE)	0.69%

Aegerion International Limited (Bermuda)	Amryt Pharmaceuticals Inc. (DE)	100%
Aegerion Pharmaceuticals Limited (Bermuda)	Aegerion International Limited (Bermuda)	100%
Aegerion Pharmaceuticals (Canada) Limited (BC)	Aegerion Pharmaceuticals Holdings Inc. (DE)	100%
Amryt Colombia S.A.S. (Colombia)	Amryt Pharmaceuticals Inc. (DE)	100%
Aegerion Pharmaceuticals Limited (England & Wales)	Aegerion Pharmaceuticals Limited (Bermuda)	100%
Amryt Pharmaceuticals SAS (France)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Amryt Pharma GmbH (Germany)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Aegerion Pharmaceuticals Srl (Italy)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Aegerion Pharmaceuticals B.V. (Netherlands)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Aegerion Pharmaceuticals Spain, S.L. (Spain)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Aegerion Pharmaceuticals SARL (Switzerland)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Amryt Turkey İlaç Ticaret Limited Şirketi (Turkey)	Aegerion Pharmaceuticals Limited (England & Wales)	100%
Amryt Brasil Comercio E Importacao De Medicamentos LTDA (Brazil)	Amryt Pharmaceuticals Inc. (DE)	100%

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

Overview

We are a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases. We have built a diverse portfolio of commercial and development stage assets including:

•	lomitapide, an approved treatment in the United States and the European Union for adult patients with HoFH;

•	metreleptin, an approved treatment in the United States for GL and in the European Union for GL and PL;

•	oral octreotide, an approved treatment in the United States for long-term maintenance therapy in acromegaly;

•
Oleogel-S10, our lead development asset, which has completed its pivotal Phase 3 trial as a potential treatment for severe EB and received positive topline data on September 9, 2020. On February 28, 2022, we received a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. A MAA for Oleogel-S10 for the treatment of Dystrophic and Junctional EB was validated by the EMA on March 25, 2021, the assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the European Commission (“EC”) is expected on the Filsuvez® application within 67 days;

•	We are also developing Mycapssa® to expand the indication of Mycapssa® (octreotide capsules) beyond acromegaly into carcinoid syndrome associated with neuroendocrine tumors;

•
AP103, our first product candidate utilizing our novel polymer-based topical gene therapy delivery platform, which is in preclinical development as a potential treatment for patients with EB and other topical indications; and

•	Imlan, a range of derma-cosmetic products marketed solely in Germany as a treatment for sensitive, allergy-prone and dry skin.

On September 24, 2019, we completed the acquisition of Aegerion, a wholly-owned operating subsidiary of Novelion Therapeutics Inc. We believe that this acquisition has enabled the Group to advance our ambition to create a global leader in rare and orphan diseases. Prior to the Acquisition, we licensed the rights from Aegerion to sell lomitapide in Europe and the Middle East, while Aegerion retained the rights to this product in the United States and elsewhere. Following the acquisition, we sell lomitapide and metreleptin globally, excluding Japan for lomitapide and Japan, South Korea and Taiwan for metreleptin.

On August 5, 2021, we completed the acquisition of Chiasma, Inc. We believe that following the acquisition the combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

Key Factors Affecting Our Business

Our ability to expand approved indications and markets for lomitapide, metreleptin and Mycapssa

We intend to take steps necessary to seek approval for the use of lomitapide to treat pediatric HoFH and for the use of metreleptin to treat PL in the United States.  We are also developing Mycapssa® to expand the indication of Mycapssa® (octreotide capsules) beyond acromegaly into carcinoid syndrome associated with neuroendocrine tumors. In addition, we intend to seek marketing approval for metreleptin and lomitapide in certain South American countries as well as Mycapssa® in the European Union. Our ability to generate revenue from these potential new indications and markets depends on our success in completing development of and commercializing such products, which will require a significant investment of time and resources and may not ultimately prove successful.

Our ability to commercialize Oleogel-S10, if approved

We received positive top line data from the pivotal Phase 3 EASE Trial of Oleogel-S10 in September 2020, details of which are discussed further in “Business—Our Product Candidates—Oleogel-S10 for the Treatment of Severe EB—Topline Results for Oleogel-S10,” and in 2021, we submitted applications for approval of Oleogel-S10 and, if approved, commercialize it under the name Oleogel-S10 in the United States and Europe through our existing commercial infrastructure. On February 28, 2022, we received a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. A MAA for Oleogel-S10 for the treatment of Dystrophic and Junctional EB was validated by EMA March 25, 2021, the assessment process by EMA was completed on April 22, 2022, when the CHMP adopted a positive opinion. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. If the commercialization effort requires more than minimal additions, our financial results could suffer.

International operations and foreign currency exchange

We operate on a global basis with offices, sales and activities throughout the world. Our worldwide operations and sales have increased as a result of the acquisition of Aegerion and Chiasma and the continued expansion of our commercial organization. Our global operations subject our financial results to fluctuations in foreign currency exchange rates, changes in general economic and political conditions in countries where we operate, particularly as a result of ongoing economic instability within foreign jurisdictions, sensitivity to governmental actions relating to tariffs or trade agreements, complex and restrictive employment and labor laws and regulations, as well as union and works council restrictions, sensitivity to changes in tax laws or rulings in jurisdictions across the world, longer payment cycles from customers in certain geographies, and legal compliance costs and risks.

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

Key Components of Our Results of Operations

Revenues

We generated revenues from the sale of lomitapide globally (marketed as Juxtapid in the U.S. and as Lojuxta in the EU), metreleptin globally (marketed as Myalept in the U.S. and as Myalepta in the EU), royalties paid to us from our Juxtapid and Myalept licensees in Japan, and from the sale of Imlan. Following the acquisition of Chiasma, we also generated revenues from the sale of Mycapssa® in the U.S. (the non-EU marketing name for octreotide).

Cost of Sales

Cost of sales is comprised of the cost of producing products, royalties on sales and the cost of delivery of goods sold to customers, including the costs associated with the services provided by the distributors to import and deliver the goods. Cost of sales also includes amortization of intangible assets that we acquired as part of the acquisitions of Aegerion and Chiasma, as well as amortization of the step-up in the fair value of the inventory acquired in both acquisitions and any write-down of inventories to fair value less costs to sell recognized as an expense.

Selling, General and Administrative (“SG&A”) expenses

SG&A expenses includes payroll and payroll-related costs, insurance costs, fees payable to auditors, pension costs, marketing expenses and general corporate expenses. Following the acquisition of Aegerion and Chiasma, our SG&A expenses increased significantly with the expansion of the selling, regulatory, quality and compliance infrastructure in place for a company with a global commercial footprint.

We expect SG&A expenses in 2022 to increase compared to 2021, due to an increase in compensation-related expenses driven by higher headcount and other expenses related to the expansion and support of our business. We also expect an increase in expenses related to the preparation for the potential commercial launch of Oleogel-S10 and the continuation of the commercial launch of metreleptin in the European Union following its approval in July 2018.

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

For 2022 and beyond, we expect that our R&D expenses will continue to increase from previous levels. We also anticipate that costs will increase as we prepare for anticipated regulatory submissions and data read-outs from clinical trials, initiate and undertake additional clinical trials and related development work, and potentially acquire rights to additional product candidates. Specific anticipated drivers of increases in R&D expenses are our efforts to complete clinical development and seek marketing approval for NET, initiate clinical development of AP103, and continue with life cycle development opportunities and post approval commitments for lomitapide and metreleptin. R&D expenses may vary substantially from period to period based on the timing of our research and development activities, including timing due to regulatory approval and moving from preclinical to the clinic and enrolling patients into clinical trials.

If Oleogel-S10 is approved within certain time frames, we will incur both significant milestone payment obligations and significant financial obligations (under our CVRs and other milestones).

Finance Items

Finance income (expense) includes interest on our realized and unrealized exchange rate gains (losses), as well as interest and fees paid on our outstanding indebtedness.

As part of the acquisition of Aegerion, we entered into a U.S. dollar denominated $81,021,000 Secured Credit Facility with various lenders. The Secured Credit Facility was due to mature on September 24, 2024. Interest was payable on a quarterly basis at the rate of (i) 11% per annum paid in cash on a quarterly basis or, at our option, (ii) at the rate of 6.5% paid in cash plus 6.5% paid in kind. The Secured Credit Facility could be prepaid, in whole or in part, at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.0% to 0% of the principal then outstanding. On February 18, 2022, the Secured Credit Facility was repaid in full and the Group secured a $125 million Senior Credit Facility from funds managed by Ares of which US$105 million was drawn down to facilitate the prepayment of the existing Secured Credit Facility. In repaying the Secured Credit Facility Amryt incurred an exit fee of 5.00% of the outstanding principal as at the prepayment date.

As part of the acquisition of Aegerion, we also issued Convertible Notes with an aggregate principal amount of $125 million to certain of Aegerion’s pre-bankruptcy creditors. The Convertible Notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year. The Convertible Notes will mature on April 1, 2025, unless earlier repurchased or converted. As a result of the conversion feature in the Convertible Notes, the notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument, respectively. The financial liability component was measured at fair value based on the discounted cash flows expected over the estimated term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. The liability component is recorded on our Consolidated Statement of Financial Position at amortized cost, and interest is calculated by applying the estimated prevailing market interest rate at the time of issue. The equity component is recognized in equity and is not subsequently remeasured.

All interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs which are subsequently carried at amortized cost using the effective interest method. Interest is charged to the Consolidated Statement of Comprehensive Income/(Loss).

Exchange rate adjustments recognized in the financial income or expenses reflect adjustments to the value of assets and liabilities denominated in foreign currencies, other than our functional currency, which is U.S. dollars for the year ended December 31, 2021.

We include the non-cash discount component of contingent consideration which is being unwound to the Consolidated Statement of Comprehensive Income/(Loss) in Finance expenses. The contingent consideration arose as part of the acquisition of Birken AG (now Amryt GmbH) in 2016 through which we acquired Oleogel-S10. The fair value of contingent consideration is determined by discounting the contingent amounts payable to their present value as of each reporting date. The discount component is being unwound as a non-cash financing charge/gain in the Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. We review the fair value of the contingent consideration at each reporting date.

We include the non-cash CVR gain / (loss) which is recognized in the Consolidated Statement of Comprehensive Income/(Loss) in Finance expenses. The CVR finance gain / (loss) arises from the issuance of CVRs to the shareholders and option holders of Amryt as at September 20, 2019, prior to the acquisition of Aegerion. The value of the potential payout of the CVRs was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The discount component is being unwound as a non-cash financing charge in the Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. We review the estimates and where necessary, will adjust the carrying amount of CVR to reflect the actual and revised estimated contractual cash flows. At each reporting date, we recalculate the amortized cost of the CVR as the present value of the re-estimated future contractual cash flows at the original effective interest rate.

Tax on ordinary activities

Our corporate tax is comprised of current tax and the adjustment of deferred taxes during the period. In any given period, the adjustment to our deferred tax position, including the reversal of valuation allowances, may partially or wholly offset current tax expense.

Results of Operations of Amryt

Financial results of Amryt for the Year Ended December 31, 2021, compared to the Year Ended December 31, 2020.

The following table sets forth certain consolidated statement of operations data for Amryt:

	Year ended December 31,
	2021	2020
	(US$’000, except per share data)
Revenue	222,543	182,607
Cost of sales	(106,119)	(119,029)
Gross profit	116,424	63,578
Research and development expenses	(37,729)	(27,618)
Selling, general and administrative expenses	(91,995)	(76,673)
Restructuring and acquisition costs	(16,947)	(1,017)
Share based payment expenses	(8,341)	(4,729)
Operating loss before finance expense	(38,588)	(46,459)
Non-cash change in fair value of contingent consideration	18,407	(27,827)
Non-cash contingent value rights gain/(loss)	41,525	(12,004)
Net finance expense - other	(27,906)	(19,569)
Loss on ordinary activities before taxation	(6,562)	(105,859)
Tax credit on loss on ordinary activities	7,562	1,332
Profit/(loss) for the year attributable to the equity holders of the Company	1,000	(104,527)
Total other comprehensive income/(loss)	4,423	(2,164)
Total comprehensive income/(loss) for the year attributable to the equity holders of the Company	5,423	(106,691)
Basic earnings/(loss) per share attributable to ordinary equity holders of the parent	0.00	(0.66)
Diluted earnings/(loss) per share attributable to ordinary equity holders of the parent	0.00	(0.66)

Revenues

The revenues for each of our significant products were as follows:

	Year ended December 31,
Revenues:	2021	2020	Increase / (Decrease)
	US$’000	US$’000	US$’000%
Metreleptin	141,242	106,872	34,370	32.2%
Lomitapide	73,867	74,750	(883)	(1.2%)
Mycapssa®	6,407	—	6,407	—
Other	1,027	985	42	4.3%
Total revenues	222,543	182,607	39,936	21.9%

Total product sales were $222.5 million for the year ended December 31, 2021, compared to $182.6 million for the year ended December 31, 2020. The increase in revenues was due to increased sales of metreleptin as well as our acquisition of Chiasma in August 2021. Sales of metreleptin lomitapide, and Mycapssa® comprise product sales and royalties on sales, respectively, made by our licensees.

Metreleptin

We generated revenues from product sales of metreleptin of $141.1 million and royalties of $0.1 million from Shionogi for the year ended December 31, 2021, compared to $106.8 million and $0.1 million for the year ended December 31, 2020, respectively. The increase is driven by continued EMEA launch success, regular tender orders in Brazil and US patient growth. 49.7% of product sales for metreleptin were in the United States, with the remaining 50.3% in the European Union and other international markets.

Future net revenues of metreleptin are highly dependent on our ability to:

•	maintain existing patients on therapy;

•	continue to build market acceptance for metreleptin in the United States;

•
build market acceptance in the European Union following the approval by the EMA in July 2018, and continue to obtain pricing and reimbursement approvals in key markets in the European Union and other territories;

•	secure regulatory approval from the FDA for the treatment of PL in the United States; and

•	obtain regulatory approvals for metreleptin in new markets for the treatment of GL and PL based on the data package which secured approval in Europe.

In addition, we expect to continue to pay significant Medicaid rebates for metreleptin in the United States. An increase in the relative mix of patients that have Medicaid as their primary insurance coverage would have an adverse impact on our ability to increase revenues. We have successfully achieved coverage in the United States and reimbursement in Japan, Turkey, Germany, Italy, the United Kingdom, France and Austria. Price and reimbursement processes are ongoing in Spain, Denmark, Norway, Portugal, the Netherlands, Belgium, Poland, Slovenia, Romania and Latvia.

Lomitapide

We generated revenues from product sales of lomitapide of $70.5 million and Recordati royalties of $3.4 million for the year ended December 31, 2021, compared to $71.8 million and $3.0 million for the year ended December 31, 2020, respectively. The decrease is primarily due to the impact of competition in the US offsetting underlying continued growth in Europe and other territories.  44.5% of product sales for lomitapide were in the United States, with the remaining 55.5% in the European Union and other international markets.

Future net revenues of lomitapide are highly dependent on our ability to:

•	maintain existing patients on therapy even in the face of competing pressure following the recent launch of Evinacumab in the US;

•	continue to build market acceptance for lomitapide in existing markets;

•	continue to support patient access programs in all territories;

•	obtain pricing and reimbursement approvals in new markets in the European Union and other territories; and

•	secure regulatory approval for lomitapide in key markets.

In addition, we expect to continue to pay significant Medicaid rebates for lomitapide in the United States. An increase in the relative mix of patients that have Medicaid as their primary insurance coverage would have an adverse impact on our ability to increase revenues. We have successfully achieved coverage in the United States and reimbursement in Japan, Turkey, Saudi Arabia, , Italy, the United Kingdom, France, Netherlands, Austria and Slovenia. Individual patient funding has been obtained in Czech Republic and Hungary. Price and reimbursement processes are ongoing in Brazil, Norway, Israel and Kuwait.

Mycapssa®

We generated revenues from product sales of Mycapssa® of $6.4 million for the period from the date of the acquisition of Chiasma on August 5, 2021, to December 31, 2021.

Future net revenues of Mycapssa® are highly dependent on our ability to:

•	maintain existing patients on therapy even in the face of competing pressure from other products;

•	continue to build market acceptance by the medical community and patients of Mycapssa® as a safe and effective product;

•	continue to support patient access programs;

•	secure regulatory approval for octreotide in key markets.

Other

Other revenues relate to sales from our in-house derma-cosmetic range of products, Imlan, and our early access program for Oleogel-S10. Imlan is marketed solely in Germany as a treatment for sensitive, allergy-prone skin. The increase in revenues in the year ended December 31, 2021, was mainly due to higher sales from our early access program product, Oleogel-S10. We intend to market Oleogel-S10 under the brand name of Filsuvez if it is approved for the treatment of EB.

Cost of Sales

	Year ended December 31,
Cost of Sales:	2021	2020	Increase / (Decrease)
	US$’000	US$’000	US$’000%
Cost of product sales	22,029	21,796	233	1.1%
Write-down of inventories	5,688	4,058	1,630	40.2%
Reversal of write-down of inventories	(932)	—	(932)	(100.0%)
Amortization of acquired intangibles	48,945	42,966	5,979	13.9%
Amortization of inventory fair value step-up	4,417	27,617	(23,199)	(84.0%)
Royalty expenses	25,973	22,592	3,381	15.0%
Total cost of sales	106,119	119,029	(12,910)	(10.8%)

Total cost of sales was $106.1 million for the year ended December 31, 2021, representing the cost, including royalties, of selling metreleptin, lomitapide and Mycapssa®, the cost of delivery of goods sold to customers, including the costs associated with the services provided by the distributors to import and deliver the goods, the non-cash intangible amortization, and the non-cash inventory fair value step-up expenses and write-down of inventories to fair value less costs to sell recognized as an expense. Total cost of sales was $119.0 million for the year ended December 31, 2020. The decrease is driven by a reduction in the non-cash inventory fair value step-up expenses which reduced due to the full amortization of the Aegerion related inventory fair value step-up in early 2021 and a lower amortization from the Chiasma related inventory fair value step-up from August 5, 2021. This decrease is offset by additional costs related to the cost, including royalties, of selling metreleptin, lomitapide and Mycapssa®, and non-cash intangible amortization.

The cost of product sales in the year ended December 31, 2021, increased by $0.9 million, and royalty expenses increased by $3.4 million in 2021 compared to the year ended December 31, 2020. The acquisition of Mycapssa® as well as increased costs for lomitapide for markets outside the EMEA and metreleptin for all markets largely drove this increase in costs. Following the acquisition of Chiasma, we are now selling three commercial products with two being sold on a global basis and one commercial product being solely sold in the United States. This results in a higher cost of producing our commercial products, higher royalties on sales, and higher costs of delivery of goods sold to customers, including the costs associated with the services provided by our distributors to import and deliver the goods.

Amortization of acquired intangible assets was $48.9 million in 2021 compared to $43.0 million in 2020. This relates to the amortization charge on the three commercial assets purchased as part of the Aegerion and Chiasma acquisitions. The increase is driven by amortization related to the period from the date of the Chiasma acquisition on August 5, 2021, to December 31, 2021.

The non-cash inventory fair value step-up expense was $4.4 million in 2021, compared to $27.6 million in 2020. This relates to the difference between the estimated fair value and the book value of inventory acquired from as part of the acquisitions of Aegerion and Chiasma which is being amortized over the estimated period that we expect to sell this inventory. The decrease in the non-cash inventory fair value step-up expense is due to the inventory step-up recognized as part of the Aegerion acquisition being fully amortized at the beginning of 2021 and the inventory fair value step-up from the Chiasma acquisition, which was lower than that from the Aegerion acquisition, being amortized from August 5, 2021.

Research and Development Expenses

Research and development expenses consist primarily of costs related to clinical studies and outside services, post-approval commitment studies, personnel expenses and other research and development costs. Study costs and outside services costs relate primarily to services performed by clinical research organizations, materials and supplies, and other third-party fees. Research and development expenses for the year ended December 31, 2021, were $37.7 million, representing 24.3% of our total operating expenses, compared to $27.6 million, or 25.1% of total operating expenses, for the year ended December 31, 2020. Research and development expenses in both years were primarily driven by the clinical advancement of Oleogel-S10 as we continued our global EASE study. Research expenses in 2021 comprised $15.9 million in employee compensation, $14.9 million of amounts paid to clinical research organizations, and $6.9 million of other outsourced services. Research expenses in 2020 comprised $11.7 million in employee compensation, $11.3 million of amounts paid to clinical research organizations, and $4.6 million of other outsourced services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $92.0 million for the year ended December 31, 2021, representing 59.3% of our total operating expenses, compared to $76.7 million for the year ended December 31, 2020, representing 69.7% of our total operating expenses. The increase in selling, general and administrative expenses was primarily due to an increase in compensation-related expenses, primarily driven by higher headcount following the acquisition of Chiasma, and an increase in other expenses related to the expansion and support of our business.

Restructuring and Acquisition Costs

Restructuring and acquisition costs for the year ended December 31, 2021, were $16.9 million compared to $1.0 million for the year ended December 31, 2020. These costs primarily relate to professional fees associated with the acquisition of Chiasma, which was predominantly completed during 2021. The expenses also include severance costs following the completion of the Chiasma acquisition.

Share-Based Payment Expenses

Non-cash share-based payment expenses for the year ended December 31, 2021, were $8.3 million, compared to $4.7 million in the year ended December 31, 2020. We issue share options and restricted share units as an incentive to senior management and employees. The fair value is measured at the grant date using the Black-Scholes model and amortized over the period during which the awards vest.

Impairment charge

There was no impairment charge recorded for the years ended December 31, 2021 and December 31, 2020.

Non-Cash Change in Fair Value of Contingent Consideration

We compute the fair value of the contingent consideration arising from the acquisition of Birken AG (now Amryt GmbH).

The Amryt GmbH consideration relates to milestone payments of up to $35 million and royalty payments that are payable to the previous owners of Amryt GmbH, which are triggered by regulatory approvals of Oleogel-S10 for the treatment of EB from the FDA or the EMA, as well as future sales-driven milestones.

The finance gain for the year ended December 31, 2021, was $18.4 million compared to a charge of $27.8 million for the year ended December 31, 2020. The gain in 2021 is driven by a change in the probabilities and a decrease in discount rates used in calculating the fair value of the contingent consideration. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of this product, was revised for the financial year ended December 31, 2021. The probability chance of success was updated following the receipt of a CRL from the FDA which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB, and following the positive opinion adopted by the CHMP, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. Additionally, the discount rate used in the calculation of the fair value of the contingent consideration was decreased which was due to the significant risk reduction in the Group over the last 12 months following the growth in commercial revenues, the positive top-line data on the Phase 3 EASE trial of Oleogel-S10, the positive CHMP opinion  recommending the approval of Filsuvez in the EU, the addition of a third commercial product in Mycapssa, and the recent refinancing of our term debt facilities with a significant reduction in the interest rate.

Non-Cash Contingent Value Rights Finance Expense

We issued CVRs pursuant to which up to $85 million may become payable to Amryt shareholders and option holders who were shareholders prior to completion of the Aegerion acquisition, if certain regulatory approval and revenue milestones are met in relation to Oleogel-S10.

The $41.5 million non-cash CVR gain for the year ended December 31, 2021, represents the revised estimated expected cash flows and the effective interest rate unwind on amortized cost between the carrying value of the CVRs from the initial recognition date to the reporting date of December 31, 2021. The non-cash CVR loss for the year ended December 31, 2020, was $12.0 million. The gain recognized in the 2021 Consolidated Statement of Comprehensive Income/(Loss) is mainly driven by changes in the expected timing of milestones being met and the related expected amount due as well as a change in the probability chance of success. Milestone payments related to the regulatory approval from the FDA and EMA have been updated to reflect the expecting timing of achieving regulatory approval and, in turn, the related amount due, which is based on a sliding scale on a linear basis from December 31, 2021 to zero if approved before July 1, 2022. The probability chance of success was updated based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of this product, following the receipt of a CRL from the FDA, which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB, and following the positive opinion adopted by the CHMP, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.

Net Finance Expense - Other

Other net finance expense was $27.9 million for the year ended December 31, 2021, compared to $19.6 million for the year ended December 31, 2020. Other net finance expense mainly relates to interest on loans and foreign exchange losses, which amounted to $23.2 million and $4.1 million, respectively, for the year ended December 31, 2021. Interest on loans was $22.0 million for the year ended December 31, 2020. The increase in 2021 is mainly due to the compounding of interest on the Secured Credit Facility, where interest at 6.5% is added to the principal loan balance outstanding at each quarter. In 2020 the foreign exchange gain amounted to $2.7 million and in both years the foreign exchange gain/(loss) primarily relates to the translation of euro and sterling-denominated net monetary amounts held by subsidiaries with a non-U.S. dollar functional currency.

Financial results of Amryt for the Year Ended December 31, 2020, compared to the Year Ended December 31, 2019

For information relating to the financial results of Amryt for the year ended December 31, 2020, compared to the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 30, 2021.

B. Liquidity and Capital Resources

We had unrestricted cash and cash equivalents of $113.0 million and $118.6 million as at December 31, 2021, and December 31, 2020, respectively. We have financed our operations primarily through sales of our commercial products, sales of our ordinary shares and debt financing. We expect to incur significant expenses for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our R&D and SG&A costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.

Financing

The principal debt obligations related to our $81 million Secured Credit Facility and our Convertible Notes with an aggregate principal amount of $125 million and the interest associated with these facilities. The Secured Credit Facility had a five-year term from date of draw down and matures in 2024. Interest was payable at our option at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that would be paid when the principal was repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. For the purposes of the contractual obligations table above, we assume that we choose to pay interest at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid. For more information on this indebtedness, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” On February 18, 2022, the Secured Credit Facility was repaid in full and the Group secured a $125 million Senior Credit Facility from funds managed by the Ares of which US$105 million was drawn down to facilitate the prepayment of the existing Secured Credit Facility. In repaying the Secured Credit Facility, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date.

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

Contingent consideration and contingent value rights

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

Other short-term obligations

The Group has a liability for revenue rebates due on Myalepta sales in a country in the EMEA region from agreeing a reimbursement price with the government authorities resulting in a one-off payment related to sales up to the date of approval, which occurred in March 2021. For further detail, see “Note 21: Trade and other payables” in our Consolidated Financial Statements.

Cash Flows

The table below provides selected cash flow information for the periods indicated (in thousands):

	Year ended December 31,
	2021	2020
	US$’000
Net cash flow from operating activities	15,540	26,891
Net cash flow from / (used in) investing activities	106,402	(2,379)
Net cash flow (used in) / from financing activities	(125,426)	26,028
Exchange and other movements	(2,282)	1,029
Net change in cash and cash equivalents	(5,766)	51,569

Net Cash Flow From / (Used in) Operating Activities

Net cash from operating activities was $15.5 million for the year ended December 31, 2021, compared to net cash from operating activities of $26.9 million for the year ended December 31, 2020. The decrease of $11.4 million was primarily driven by the increased restructuring and acquisition costs related to the acquisition of Chiasma along with the increased scale of our business and working capital fluctuations.

Net Cash Flow From / (Used in) Investing Activities

Net cash from investing activities was $106.4 million for the year ended December 31, 2021, and primarily related to the Chiasma cash balance of $107.9 million, which we received in acquiring Chiasma.

Net cash used in investing activities was $2.4 million for the year ended December 31, 2020, and primarily related to payments for property, plant and equipment and payments for intangible assets.

Net Cash Flow (Used in) / From Financing Activities

Net cash flow used in financing activities was $125.4 million for the year ended December 31, 2021. In conjunction with the acquisition of Chiasma, we repaid US$116.6 million of debt that was outstanding on August 5, 2021. The remaining cash outflows mainly consisted of interest paid on our Secured Credit Facility of $5.8 million and on the Convertible Notes of $6.3 million.

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

C. Research and Development, Patents and Licenses, etc.

Amryt has established a strong, positive reputation as a highly-transactional biopharmaceutical company, forging creative deals that benefit all parties. We continue to seek to identify additional products to build-out our portfolio through either in-licensing or acquiring innovative assets which improve the lives of people living with rare and orphan diseases. We are currently commercializing our approved products and progressing our product candidates through preclinical and clinical development. For further information on research and development see “Item 4. Information on the Company—Item 4.B Business overview.” For a description of the Company’s research and development expenses see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Overview—Research and Development Expenses.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current financial year that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Judgments and Estimates

Our financial statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see “Note 2: Accounting policies” in our Consolidated Financial Statements for the year ended December 31, 2021.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table presents information about our executive officers and directors:

Name	Age	Position
Executive Officers

Dr. Joseph A. Wiley	51	Chief Executive Officer

Rory P. Nealon	54	Chief Financial Officer and Chief Operating Officer

Non-Executive Directors

Raymond T. Stafford	75	Chairman of the Board

George P. Hampton, Jr.	52	Non-executive Director

Raj Kannan	58	Non-executive Director

Dr. Roni Mamluk	55	Non-executive Director

Dr. Alain H. Munoz	73	Non-executive Director

Donald K. Stern	76	Non-executive Director

Dr. Patrick V.J.J. Vink	58	Non-executive Director

Stephen T. Wills	65	Non-executive Director

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

Rory P. Nealon, Mr. Nealon founded Amryt and has served as Chief Financial Officer and Chief Operating Officer since 2015. He was previously a board member of Trinity Biotech Plc where he joined as Chief Financial Officer in January 2003 and subsequently was appointed as Chief Operations Officer in November 2007, a position he held until leaving Trinity Biotech Plc in 2014. Prior to joining Trinity Biotech Plc, Mr. Nealon served as Chief Financial Officer of Conduit Plc, an Irish directory services provider with operations in Ireland, the UK, Austria and Switzerland. Prior to joining Conduit Plc, Mr. Nealon was an associate director for AIB Capital Markets, a subsidiary of AIB Group plc, the Irish banking group. Mr. Nealon holds a Bachelor of Commerce degree from University College Dublin, is a Fellow of the Institute of Chartered Accountants in Ireland, a member of the Institute of Taxation in Ireland, and a member of the Institute of Corporate Treasurers in the UK.

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

Raj Kannan, Mr. Kannan was appointed Chief Executive Officer of Chiasma, Inc. in June 2019. On August 6, 2021, Mr. Kannan resigned as Chief Executive Officer of Chiasma and joined the board of Amryt as a non-executive director. Mr. Kannan is the CEO of Aerie Pharmaceuticals.  He has over 25 years of experience leading and developing companies. He has effectively led and grown organizations and supported multiple successful launches across therapeutic areas in the U.S. and globally. Prior to joining Aerie, Mr. Kannan was Chief Executive Officer and President of Chiasma, Inc., where he led the organization through the approval and the launch of the first oral therapy in over a decade for patients with acromegaly and subsequently through the acquisition by Amryt Pharma Plc. Before that, Mr. Kannan was Chief Commercial Officer at Kiniksa Pharmaceuticals, Ltd. (“Kiniksa”), where he built the commercial operations, including sales, marketing, and business analytics functions. Prior to Kiniksa, he served as the Global Head of the Neurology and Immunology business franchise at Merck KGaA, where he was responsible for transforming the largest franchise into a growth franchise with $2 billion in annual revenues through significant strategic shifts in investment to support new product introductions and through recalibration of pipeline investments. Before that, Mr. Kannan spent 10 years at Boehringer Ingelheim International GmbH in the U.S., Canada, and in Germany, including as Global Marketing Head of the Cardiovascular Franchise, where he was responsible for more than $3.5 billion in annual revenues.

Dr. Roni Mamluk, Dr. Mamluk, Ph.D. joined the Board of Directors of Chiasma, Inc. in June 2017. On August 6, 2021, Dr. Mamluk resigned as a non-executive director of Chiasma and joined the board of Amryt as a non-executive director. Dr. Mamluk currently serves as President and Chief Executive Officer of Ayala Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company dedicated to developing targeted cancer therapies for people living with genetically defined cancers, and serves on its board of directors. She joined Chiasma in 2006 and led the creation of its TPE technology and subsequently Mycapssa® development. Dr. Mamluk fulfilled multiple roles at Chiasma including Chief Development Officer from March 2015 to March 2017, Chief Executive Officer from April 2013 to March 2015 and held various roles in the Company from 2006 to April 2013, including Chief Operating Officer and Vice President, Research and Development. Prior to joining Chiasma, Dr. Mamluk led nonclinical research and development at Adnexus Therapeutics, Inc. Dr. Mamluk received her B.A. and Ph.D. from the Hebrew University. She completed her post-doctoral fellowship at Children’s Hospital/Harvard Medical School in the field of angiogenesis.

Dr. Alain H. Munoz, Dr. Munoz has been a director of Amryt since 2019. He is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry and has over 30 years of experience in the industry at the executive level. Dr. Munoz worked with the Fournier Group as Research and Development director and thereafter as Senior Vice President of the Pharmaceutical Division. Prior to serving at Fournier, he served at Sanofi Group, first as director in the cardiovascular and anti-thrombotic products department, and thereafter as Vice President of international development. Dr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French drug agency and Chairman of the Board of Hybrigenics SA and Novagali Pharma acquired by Santen Pharmaceuticals. He presently is an independent board member of Auris Medical Holding AG (Nasdaq: EARS), Zealand Pharma A/S (Nasdaq: ZEAL) and Chairman of Acticor-biotech (Euronext: ALACT.PA). Mr. Munoz received an undergraduate degree from International Institute for Management Development, a doctorate from the University of Montpellier and a graduate degree from Centre Hospitalier Universitaire Pitie-Salpetriere.Donald K. Stern, Mr. Stern has been a director of Amryt since 2019. He was previously a director of Novelion, Aegerion’s former parent company, and was a member of Aegerion’s board of directors from September 2015 to October 2016. Mr. Stern serves as Managing Director of Corporate Monitoring & Consulting Services at Affiliated Monitors, Inc., a consulting firm providing independent integrity monitoring services and compliance services across a wide range of regulated industries and professions. He is also Of Counsel to the Boston law firm of Yurko Partners, P.C.. He has had a diverse and distinguished legal career, split between private practice and public service. Prior to joining Affiliated Monitors, Inc., Mr. Stern was a partner at three major law firms: Cooley LLP, Bingham McCutchen LLP and Hale & Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP). Mr. Stern also served as the U.S. Attorney for the District of Massachusetts, the Chief Legal Counsel to Governor Michael S. Dukakis and the Chief of the Government Bureau in the Massachusetts Attorney General’s office. Mr. Stern holds a Masters in Laws from University of Pennsylvania Law School, a Juris Doctor degree from Georgetown University Law Center and a Bachelor of Arts from Hobart College.

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

Stephen T. Wills, Mr. Wills became a director of Amryt in 2019. He currently serves as the Chief Financial Officer (since 1997), and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills serves as Chief Financial Officer of Cactus Acquisition Corp (Nasdaq: CCTS), a Special Purpose Acquisition Company (SPAC). Mr. Wills serves on the boards of directors of MediWound Ltd. (Nasdaq: MDWD), a biopharmaceutical company focused on treatment in the fields of severe burns, chronic and other hard to heal wounds, since April 2017, and as Chairman since January 2018, and of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, since March 2019 (audit chair and compensation and finance committee member). Mr. Wills also has served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school, since 2013, and its Chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company, since March 2016, and as Chairman from December 2016 to December 2019, when Caliper was acquired by PSI. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., a provider of advanced wound care products, from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the board of directors of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the President and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Family Relationships

There are no family relationships among any of the directors or senior management.

B. Compensation

2021 Director Remuneration

For the fiscal year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our Board and our executive officers for services in all capacities was $3.1 million. The following table sets forth the approximate remuneration paid during the year ended December 31, 2021, to our directors.

	Base Salary and Fees	Bonus	Pension Contributions	Other Benefits	2021 Total
	US$’000
Raymond T. Stafford	88	—	—	—	88
Dr. Joseph A. Wiley	747	728	71	174	1,720
George P. Hampton, Jr.	65	—	—	—	65
Raj Kannan	20	—	—	—	20
Dr. Roni Mamluk	20	—	—	—	20
Dr. Alain H. Munoz	58	—	—	—	58
Donald K. Stern	80	—	—	—	80
Dr. Patrick V.J.J. Vink	60	—	—	—	60
Stephen T. Wills	88	—	—	—	88
Rory P. Nealon	505	378	49	7	939
Total	1,731	1,106	120	181	3,138

Directors’ Service Agreements and Letters of Appointment

Raymond T. Stafford

We entered into a letter of appointment with Raymond Stafford on August 27, 2019, under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Stafford was also appointed as a member of the Audit Committee from that date. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Mr. Stafford is entitled to an annual fee of $77,500 for his role as non-executive chairman, a fee of $10,000 for his role as member of the Audit Committee, and reimbursement of reasonable expenses. Mr. Stafford is also subject to a six-month non-compete restrictive covenant.

George P. Hampton, Jr.

We entered into a letter of appointment with George Hampton on August 27, 2019, under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Hampton was also appointed as a member and chair of the Remuneration Committee from that date. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Mr. Hampton is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $15,000 for his role as chair and member of the Remuneration Committee, and reimbursement of reasonable expenses. Mr. Hampton is also subject to a six-month non-compete restrictive covenant.

Raj Kannan

We entered into a letter of appointment with Raj Kannan on August 6, 2021, under which he was appointed a non-executive director with effect from August 6, 2021. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Mr. Kannan is entitled to an annual fee of $50,000 for his role as non-executive director and reimbursement of reasonable expenses. Mr. Kannan is also subject to a six-month non-compete restrictive covenant.

Dr. Roni Mamluk

We entered into a letter of appointment with Dr. Mamluk on August 6, 2021, under which she was appointed a non-executive director with effect from August 6, 2021. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Dr. Mamluk is entitled to an annual fee of $50,000 for her role as non-executive director and reimbursement of reasonable expenses. Dr. Mamluk is also subject to a six-month non-compete restrictive covenant.

Dr. Alain H. Munoz

We entered into a letter of appointment with Alain Munoz on August 27, 2019, under which he was appointed a non-executive director with effect from September 24, 2019. Dr. Munoz was also appointed as a member of the Remuneration Committee from that date. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Dr. Munoz is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $7,500 for his role as member of the Remuneration Committee and reimbursement of reasonable expenses. Dr. Munoz is also subject to a six-month non-compete restrictive covenant.

Donald K. Stern

We entered into a letter of appointment with Donald Stern on August 27, 2019, under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Stern was also appointed as a member of the Audit Committee and a member and chair of the Compliance Committee from that date. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Mr. Stern is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $10,000 for his role as member of the Audit Committee, a fee of $20,000 for his role as the chair of the Compliance Committee and reimbursement of reasonable expenses. Mr. Stern is also subject to a six-month non-compete restrictive covenant.

Dr. Patrick V.J.J. Vink

We entered into a letter of appointment with Patrick Vink on August 27, 2019, under which he was appointed a non-executive director with effect from September 24, 2019. Dr. Vink was also appointed as a member the Compliance Committee from that date. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Dr. Vink is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $10,000 for his role as member of the Compliance Committee and reimbursement of reasonable expenses. Dr. Vink is also subject to a six-month non-compete restrictive covenant.

Stephen T. Wills

We entered into a letter of appointment with Stephen Wills on August 27, 2019, under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Wills was also appointed as a member and chair of the Audit Committee, a member of the Remuneration Committee and a member of the Compliance Committee from that date. The appointment is subject to our Articles of Association, and pursuant to terms of the letter of appointment may be terminated at any time upon three months’ written notice served by either party. Mr. Wills is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $20,000 for his role as chair of the Audit Committee, a fee of $7,500 for his role as a member of the Remuneration Committee, a fee of $10,000 for his role as member of the Compliance Committee and reimbursement of reasonable expenses. Mr. Wills is also subject to a six-month non-compete restrictive covenant.

A registration rights agreement to which we are a party contains provisions regarding the terms of appointment of our Board. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Principal Shareholders—Registration Rights Agreement” for further information.

C. Board Practices

Composition of Board of Directors

Our Board consists of nine members. The Board has determined that eight of its nine directors, Raymond Stafford, Stephen Wills, Donald Stern, George Hampton, Patrick Vink, Alain Munoz, Raj Kannan and Dr. Roni Mamluk do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq. As a foreign private issuer, we are not required to meet the Nasdaq rule that our Board be comprised of a majority of independent directors. However, we voluntarily comply and intend to continue to comply with this requirement.

As required under the Nasdaq listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Our board of directors consults with counsel to ensure that the board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in the applicable Nasdaq listing standards, as in effect from time to time. Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and our company, our senior management and our independent registered public accounting firm, the board of directors affirmatively determined that all of our current directors are independent directors within the meaning of the applicable Nasdaq listing standards, except that Dr. Joe Wiley, our  Chief Executive Officer, is not independent by virtue of his employment with our company. In addition, our board of directors has determined that each member of the audit committee, compensation committee and nominating and corporate governance committee meets the applicable Nasdaq and SEC rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the company.

In accordance with our Articles of Association and with the Companies Act, the directors shall not be fewer than two and, unless otherwise determined by special resolution of our shareholders, shall not be more than nine in number. Each of the directors is subject to compulsory retirement and at each annual general meeting which occurs after September 25, 2021, one-third of the current directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third, subject to a minimum of one) shall retire from office by rotation. A director retiring by rotation shall be eligible for re-election.

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

Diversity

On August 6, 2021, the SEC approved the Nasdaq Stock Market’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for Nasdaq-listed companies. Pursuant to the amended listing standards, a Board diversity matrix is required to be included in the Annual Report on Form 20-F, containing certain demographic and other information regarding members of the Board. The Board diversity matrix is set out below.

Board Diversity Matrix for (as of March 31, 2021)
Country of Principal Executive Offices	Ireland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	1	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	1	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

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

The Audit Committee will meet as often as one or more members of the Audit Committee deem necessary, but in any event will meet at least four times a year at the appropriate times in the financial reporting and audit cycle.

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

Code of Ethics

We have adopted a Code of Ethics that is applicable to all of our employees, executive officers and directors. A committee of the Board will be responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for employees, executive officers and directors. We intend to disclose any amendments to the Code of Ethics or any waivers of its requirements on our website.

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

D. Employees

As of December 31, 2021, we had 289 employees, excluding temporary workers, 29% of whom are based in Dublin, Ireland, 32% in the United States, and 39% elsewhere globally. None of our employees has engaged in any labor strikes. We have no collective bargaining agreements with our employees, but we maintain company agreements (Betriebsvereinbarungen) with respect to certain topics at our Niefern site in Germany. Our German entity, Amryt GmbH, has a works counsel that works with the Amryt GmbH management team.

E. Share Ownership

Share Ownership

The total number of ordinary shares of the Company beneficially owned by our directors and executive officers including in the form of ADSs, as of the date of this annual report, was 18,316,612 (3,663,322 ADSs) (which includes shares subject to options that are currently exercisable or will be exercisable within 60 days of March 31, 2022) which represents 5.66% of the total number of ordinary shares outstanding as of March 31, 2022. See Item 7.A. below.

Equity Compensation Arrangements

The Equity Incentive Plan

Our Employee Equity Incentive Plan (“Equity Incentive Plan”) was adopted on September 23, 2019, and effective from September 24, 2019. Prior to such date, we granted options under a prior employee share option plan, which had the same terms and conditions as the Equity Incentive Plan. On September 24, 2019, all options held under our prior share option plan were rolled over into options to subscribe for our ordinary shares with the key terms including strike price, vesting and the expiration date of such rolled over options remaining the same as they were on the issue date of the options under the prior share option plan. The Equity Incentive Plan was approved for amendment by the Board on May 18, 2020, and provides for the granting of share options, Restricted Share Units and Performance Share Units (as defined below) (together “Equity Incentives”) to directors, employees and consultants of the Company and associated companies. The Equity Incentive Plan was approved for amendment by the Board on August 3, 2021, and November 2, 2021, to provide for a number of changes including the addition of an Israel sub-plan for Israeli employees, to address the behavior of Amryt’s Equity’s in the instance of a merger or acquisition as well as the ability to issue ADS’s under the Plan.

On May 18, 2020, the Board also approved the adoption of a U.S. Sub-Plan under the terms of the existing Equity Incentive Plan (“U.S. Sub-Plan”) in order to facilitate the grant of Restricted Share Units (as defined below), Incentive Stock Options (as defined below) and non-statutory stock options under the U.S. Sub-Plan (i.e., a share option granted under the U.S. Sub-Plan that does not qualify as an Incentive Stock Option and which does not benefit from any tax favored treatment (“Non-statutory Stock Option” and, together with Incentive Stock Options, “U.S. Options”)) to U.S. Participants. “U.S. Participants” are certain of our employees, directors and consultants who are either U.S. residents or U.S. taxpayers, and who shall have been nominated to participate in the U.S. Sub-Plan by the Board in compliance with U.S. tax, securities and other applicable laws.

All equity incentives granted are in the form of ordinary shares. Share option exercise prices below are the exercise price per ordinary share. The ADS equivalent exercise price will be the ordinary share exercise price multiplied by five and the number of ADSs will be the number of ordinary shares divided by five.

On November 28, 2017, a total of 343,521 share options were granted to Dr. Wiley at an exercise price of £1.2072 per share, on May 21, 2019, a total of 316,039 share options were granted to Dr. Wiley at an exercise price of £0.7584 per share, on November 5, 2019, a total of 5,777,900 share options were granted to Dr. Wiley at an exercise price of £1.215 per share, on March 8, 2021, a total of 2,031,350 share options were granted to Dr. Wiley at an exercise price of $2.804 per share, and on March 11, 2022, a total of 3,401,100 share options at an exercise price of $1.418 per share and 347,700 performance stock units were granted to Dr. Wiley. Performance conditions determine how many of these performance stock units will vest and, if performance targets are exceeded, additional performance stock units will be issued and vest in accordance with the terms of the relevant performance stock units award. The PSUs vest based on the Total Shareholder Return (TSR) of Amryt’s NASDAQ traded common stock relative to the TSRs of the constituents that comprise the NASDAQ Biotechnology Index (the Peer Group) as of January 1, 2022.  TSR for Amryt and each peer company will be measured over the period from January 1, 2022, to December 31, 2024. The payout schedule can produce payout percentages ranging from 0% to 150%. The maximum amount of performance stock units that could be issued is 521,600 and the minimum amount is nil.

On November 28, 2017, a total of 137,408 share options were granted to Mr. Nealon at an exercise price of £1.2072 per share, on May 21, 2019, a total of 251,915 share options were granted to Mr. Nealon at an exercise price of £0.7584 per share, on November 5, 2019, a total of 4,437,500 share options were granted to Mr. Nealon at an exercise price of £1.215 per share, on March 8, 2021, a total of 1,400,000 share options were granted to Mr. Nealon at an exercise price of $2.804 per share and on March 11, 2022, a total of 2,346,800 share options at an exercise price of $1.418 per share and 274,700 performance stock units were granted to Mr Rory Nealon. Performance conditions determine how many of these performance stock units will vest and, if performance targets are exceeded, additional performance stock units will be issued and vest in accordance with the terms of the relevant performance stock units award. The PSUs vest based on the Total Shareholder Return (TSR) of Amryt’s NASDAQ traded common stock relative to the TSRs of the constituents that comprise the NASDAQ Biotechnology Index (the Peer Group) as of January 1, 2022.  TSR for Amryt and each peer company will be measured over the period from January 1, 2022, to December 31, 2024. The payout schedule can produce payout percentages ranging from 0% to 150%. The maximum amount of performance stock units that could be issued is 359,900 and the minimum amount is nil.

On July 9, 2020, a total of 220,000 share options were granted to each of the six non-executive directors at an exercise price of $2.25 per share. On August 9, 2021, a total of 110,000 share options were granted to each of the six non-executive directors and a total of 220,000 share options were granted to Raj Kannan, a new non-executive director, at an exercise price of $2.04 per share. On September 14, 2021, 2021 a total of 220,000 share options were granted to Dr. Roni Mamluk, a new non-executive director, at an exercise price of $2.14 per share.

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

The Israel Sub-Plan

The Israel Sub-Plan, as approved by the Board on August 3, 2021, permits the Board to grant Equity Incentives, including share options, Restricted Share Units and other equity-based awards, granted under the Equity Incentive Plan to certain Israeli Participants.

Description of Restricted Share Units

A Restricted Share Unit is an unfunded, unsecured right to receive, at a future date, one ordinary share (or an amount in cash or other consideration determined by the Board to be of equal value of such shares at such future date) granted to a Participant pursuant to the terms of the Equity Incentive Plan (including, for the avoidance of doubt, restricted share units granted to U.S. Participants pursuant to the terms of the U.S. Sub-Plan (“U.S. Restricted Share Units”)) (together, “Restricted Share Units”). The Equity Incentive Plan allows the Board to grant Restricted Share Units which shall vest at such time or times, whether or not in instalments, as shall be determined by the Board at or after the date of grant. At the time of grant of a Restricted Share Unit, the Board may in its discretion attach any condition to the vesting or forfeiture of that Restricted Share Unit, including any condition relating to the future performance of the Participant, which must be satisfied before that Restricted Share Unit vests. The Board may also provide that a Participant is entitled to receive a dividend equivalent in respect of a Restricted Share Unit.

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

Before the date of adoption of the Equity Incentive Plan, we had 4,308,805 options in issue to purchase ordinary shares granted to employees and consultants of which 778,363 have been exercised and 129,599 have lapsed as at March 31, 2022. On September 24, 2019, these options were rolled over into new options to subscribe for our ordinary shares. Since then, we have issued 40,834,234 additional share options as at March 31, 2022, of which 87,542 share options have been exercised and 1,524,465 share options have lapsed. Of such outstanding options of 42,623,202, as at March 31, 2022, 11,435,228 had fully vested and were exercisable and 31,187,974 were not yet exercisable.

Details of Restricted Share Units granted to employees are as follows:

Date	Number of restricted share units granted
August 8, 2020	1,477,775
September 16, 2020	79,185
March 8, 2021	293,180
April 5, 2021	162,690
August 9, 2021	86,525
September 14, 2021	9,010
November 9, 2021	64,090
December 20, 2021	9,710

Of the total Restricted Share units granted in 2020 and 2021, 250,555 had lapsed at December 31, 2021 and 362,855 have vested at December 31, 2021. On March 11, 2022, the Board granted 2,388,365 Restricted Share Units and 1,851,222 Performance Share units to employees. A further 118,145 of the total Restricted Share units were exercised and 28,315 Restricted Share units lapsed in the three month period to March 31, 2022. The total Restricted Share Units outstanding at March 31, 2022 was 3,810,661.

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

Certain Transactions

Under the Equity Incentive Plan, on a merger, takeover or other re-organization resulting in a change of control of us (or the Board considers this is about to occur), each Equity Incentive (including U.S. Options and U.S. Restricted Share Units) issued prior to November 2, 2021 and to the extent covered by contractual commitments shall accelerate and become exercisable in full as of a date specified by the Board and subject to such conditions as the Board may at its discretion determine. A reverse takeover by us of another company will not result in an acceleration of the Equity Incentives (including U.S. Options and U.S. Restricted Share Units) vesting. If the Equity Incentives are substituted with new Equity Incentives of a public company successor entity or parent thereof in a a merger, takeover or other reorganization, or  change of control subsequently occurs of the successor entity or the Equity Incentive Plan participant is terminated or resigns for good cause either immediately or within twelve (12) months from the occurrence of the change of control of Amryt or within three (3) years of a change of control of the public company successor entity, each substituted Equity Incentive shall automatically accelerate and vest and Equity Incentive Plan participant shall be entitled to exercise any or all their Equity Incentives immediately. The Remuneration Committee may also make such other comparable arrangements to replace any Equity Incentives (including U.S. Options and U.S. Restricted Share Units) (whether exercisable or not) as it determines in its discretion.

Adjustments

Under the Equity Incentive Plan, Israel Sub-Plan and the U.S. Sub-Plan, in the event of a consolidation, sub-division or reduction of our share capital, or any other variation in our share capital, the Board may make such adjustment to the relevant exercise price, the number, and/or the class of shares subject to each option or U.S. Option (as applicable) as it deems appropriate. If shareholders are granted rights to subscribe for further ordinary shares (such rights being related to the number of ordinary shares held by them respectively) the Board shall at its absolute discretion decide whether the granting of such rights and the subscriptions made thereunder shall result in the depletion in the value of each ordinary share and the Board may make such adjustment to the exercise price, the number and/or class of shares subject to each option as it deems appropriate.

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

Under the U.S. Sub-Plan, the Board may grant U.S. Equity Incentives under the terms of the U.S. Sub-Plan until the earlier of: (a) ten years from May 18, 2020, being the date that the Board agreed to adopt the U.S. Sub-Plan; and (b) the termination of the Equity Incentive Plan. No U.S. Equity Incentive may be granted under the U.S. Sub-Plan later than the date of termination or expiration of the Equity Incentive Plan.

The Board may amend, suspend or terminate any provision of the U.S. Sub-Plan at any time and may amend, modify or terminate any U.S. Equity Incentive. The approval of shareholders is required for any amendment to the U.S. Sub-Plan that would require such approval in order to satisfy the rules relating to Incentive Stock Options under the Code or any other applicable law.

Chiasma Equity Incentive Plan

When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether vested or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

On August 5, 2021, a total of 18,139,060 stock options were issued by Amryt to replace Chiasma stock options. Of the total amount of Chiasma stock options, 3,320,515 stock options were exercised and 4,098,275 stock options had lapsed by December 31, 2021. A further 226,690 stock options were exercised in and a further 2,171,425 lapsed in the three month period to March 31, 2022. The number of legacy Chiasma stock options outstanding at March 31, 2022 is 8,322,005.

On August 5, 2021, a total of 202,145 RSUs were transferred across to Amryt. Of the total amount of Chiasma RSUs transferred across to Amryt, 39,180 RSUs were exercised, and 56,405 RSUs had lapsed by December 31, 2021. A further 49,300 RSUs were exercised and a further 4,605 lapsed in the three month period to March 31, 2022. The number of legacy Chiasma RSUs outstanding at March 31, 2022 is 52,655.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Grants and Grants under the Chiasma Equity Incentive Plan

The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life

The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

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

As of December 31, 2021, we had accrued $463,000 in pension benefits which was paid to the pension administrators in early 2022. With the exception of Dr. Wiley and Mr. Nealon, no director or secretary has any pension or retirement benefits. In addition, no director or senior manager is entitled to any pension, retirement or related benefit upon termination of his employment.

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

Options

As of December 31, 2021, there were options to purchase 28,502,942 ordinary shares outstanding under the Equity Incentive Plan with a weighted average exercise price of $1.994 per ordinary share (based on an exchange rate of £1.00 to $1.34898 as of December 31, 2021). The options generally lapse after seven years from the date of the grant.

As of December 31, 2021, there were options to purchase 10,720,120 ordinary shares outstanding under the Chiasma Stock Option and Incentive Plan with a weighted average exercise price of $2.663 per ordinary share (based on an exchange rate of £1.00 to $1.34898 as of December 31, 2021). The options generally lapse after seven years from the date of the grant. The outstanding options were issued under the Equity Incentive Plan.

Warrants

As at December 31, 2021, there was no category of warrants to purchase our ordinary shares outstanding.

As of December 31, 2020, there were two categories of warrants to purchase our ordinary shares outstanding:

•
Warrants issued on September 24, 2019, to purchase 345,542 ordinary shares with a weighted average exercise price of £1.44 per ordinary share. These warrants generally lapse after five years from the date of the grant. These warrants were issued to Shore Capital and Davy in exchange for warrants granted to such parties on April 19, 2016, in connection with the placement undertaken by us on that date. In March 2021, 283,389 ordinary shares were issued from treasury following the exercise of these warrants and the remaining warrants lapsed in April 2021.

•
Warrants to purchase 8,966,520 ordinary shares, with an exercise price of zero. 13,976,722 warrants were issued to certain Aegerion creditors who expressed a wish to restrict their percentage share interest in our issued share capital and who elected to take warrants in lieu of ordinary shares. In addition 4,864,656 warrants were issued to certain investors in exchange for the repurchase of 4,864,656 ordinary shares by us from these investors on November 14, 2019. On December 19, 2019, certain investors elected to exercise 1,645,105 warrants in exchange for 1,645,105 ordinary shares. On July 9, 2020, certain investors elected to exercise 4,000,000 warrants in exchange for 4,000,000 ordinary shares and on September 22, 2020, Nineteen 77 Global Multi Strategy Alpha Master Limited elected to exercise 4,229,753 warrants in exchange for 4,229,753 ordinary shares. On August 5, 2021, Highbridge Tactical Credit Master Fund, L.P. elected to exercise 8,966,520 warrants in exchange for 8,966,520 ordinary shares.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2022, by:

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding ordinary shares;

•	each member of our Board and each of our executive officers; and

•	all Board members and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any ordinary shares that the individual has the right to acquire within 60 days of March 31, 2022, through the exercise of any option, warrant or other right. The percentage ownership information shown in the table below is based upon 320,699,807 ordinary shares, which are outstanding as of March 31, 2022.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Beneficially Owned
	ADS	Ordinary Shares
Name of beneficial owner	Number	Number	Percentage
5% or greater shareholders:
Athyrium Capital Management, LP(1)	13,159,248	65,796,241	19.22%
Highbridge Capital Management, LLC(2)	9,838,220	49,191,100	14.50%
Stonepine Capital Management, LLC(3)	6,069,775	30,348,875	9.46%
Rubric Capital Management, L.P.(4)	3,544,468	17,722,340	5.53%

(1)
Based on information known to Amryt and information contained in a Statement on Schedule 13F filed by Athyrium Capital Management, L.P. in February, 2022 and 21,509,901 ordinary shares issuable upon conversion of Convertible Notes held by the following affiliates of Athyrium Capital Management, LP: Athyrium Opportunities II Acquisition 2 LP, Athyrium Opportunities III Acquisition 2 LP, Athyrium Opportunities II Acquisition LP and Athyrium Opportunities III Acquisition LP.

(2)
Based on information known to Amryt and information contained in a Statement on Schedule 13F filed by Highbridge Capital Management, LLC in February, 2022 and 18,520,040 ordinary shares issuable upon conversion of Convertible Notes held by the following affiliates of Highbridge: Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P. and Highbridge Tactical Credit Master Fund, L.P. Pursuant to the terms of the Convertible Notes, Highbridge may not convert any Convertible Notes that it beneficially owns to the extent that such conversions and exercises would result in Highbridge beneficially owning in excess of 9.99% of our ordinary shares. After giving effect to these blockers, as of November 30, 2020, Highbridge’s beneficial ownership is limited to 9.99%.

(3)	Based on information known to Amryt and information contained in a Statement on Schedule 13F filed by Stonepine Capital Management, LLC in February, 2022

(4)	Based on information known to Amryt and information contained in a Statement on Schedule 13F filed by Rubric Capital Management, L.P. in February, 2022.

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

Agreements with Principal Shareholders

We entered into a number of agreements with our principal shareholders in connection with the acquisition of Aegerion. The following summary of these agreements is not intended to be a complete description of these agreements, and it is qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to the registration statement of which this annual report forms a part. We urge you to review these exhibits in their entirety.

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

Plan Funding Agreement

On May 20, 2019, we entered into the Plan Funding Agreement with Aegerion setting forth the terms and conditions of the acquisition of Aegerion.

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

DIP Funding Agreement

On June 28, 2019, Aegerion (as borrower) entered into a $20 million aggregate maximum principal amount post-petition super-priority secured debtor-in-possession credit facility (“DIP Funding Agreement”) with the Athyrium Funds and certain affiliates of Highbridge, as lenders, and Cantor Fitzgerald Securities, as administrative agent. The DIP Funding Agreement was fully and unconditionally guaranteed on a super-priority senior secured basis by Aegerion’s U.S. subsidiaries (other than Aegerion Securities Corporation) (“DIP Subsidiary Guarantors”).

The loans under the DIP Funding Agreement bore interest at a rate of 12.5% per annum, to be paid in cash on a monthly basis. The DIP Funding Agreement matured on the earliest to occur of: (a) the Effective Date; (b) the date that is 150 days after May 20, 2019 (being October 17, 2019), subject to a 60-day extension in accordance with the Plan Funding Agreement; and (c) the date on which the obligations under the DIP Funding Agreement are accelerated and became due and payable following the occurrence of an event of default.

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

Registration Rights Agreement

On the closing of the acquisition of Aegerion, we entered into a Registration Rights Agreement with affiliates of Athyrium (“Athyrium Parties”) and affiliates of Highbridge (“Highbridge Parties”). Pursuant to the agreement, we were to use commercially reasonable efforts to list our ordinary shares, or ADSs representing such shares, on the Nasdaq within 90 days of the closing of the Acquisition. The agreement also provided the Athyrium Parties and the Highbridge Parties with the right to demand share registration up to two times in any 12-month period and a right to participate in future registration statements filed by us. We are obligated to pay any expenses relating to such registrations and indemnify the Athyrium Parties and the Highbridge Parties (and their respective partners, members, directors, offices and professional advisers, among others) participating in such registration against specified liabilities that may arise in connection with such registration. Furthermore, each of the Athyrium Parties and the Highbridge Parties participating in such registration will indemnify us and certain other persons against specified limited liabilities that may arise in connection with such registration.

The agreement provided the Athyrium Parties and the Highbridge Parties with specified rights to nominate directors and designate observers to the Board. The agreement specified that, on closing of the Acquisition, the initial Board would be made up of seven members. The Board was to initially consist of Joseph Wiley, our Chief Executive Officer, one independent chairman and one independent director proposed by Amryt, one independent director proposed by the Athyrium Parties, one non-independent director proposed by the Athyrium Parties and two independent directors proposed by the Highbridge Parties. The Highbridge Parties have the right to subsequently select a non-independent director to replace one of its nominated independent directors, subject to the shareholding requirements set out below. The agreement also provided that Joseph Wiley would continue as Chief Executive Officer for no less than two years after the closing of the Acquisition, unless he: (a) resigns; (b) is removed from the position by a vote of a majority of the Board, which majority must include the vote of at least one of the directors nominated by us; or (c) is removed for cause under the terms of his employment agreement.

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

On February 18, 2022, the Secured Credit Facility was repaid in full and the Group secured a $125 million Senior Credit Facility from funds managed by Ares of which US$105 million was drawn down to facilitate the prepayment of the existing Secured Credit Facility. In repaying the Secured Credit Facility, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date.

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

On December 19, 2019, Highbridge MSF International Ltd exercised 1,645,105 zero cost warrants in exchange for 1,645,105 ordinary shares. On July 9, 2020, Highbridge Tactical Credit Master Fund, L.P. exercised 4,000,000 zero cost warrants in exchange for 4,000,000 ordinary shares. On September 22, 2020, Nineteen 77 Global Multi Strategy Alpha Master Limited exercised 4,229,753 zero cost warrants in exchange for 4,229,753 ordinary shares. On August 5, 2021, Highbridge Tactical Credit Master Fund, L.P. exercised 8,966,520 warrants in exchange for 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares.

There were no remaining warrants outstanding as at December 31, 2021.

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

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial information

A.	Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial statements.”

B.	Dividend policy

We do not anticipate paying any dividends in the foreseeable future.

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

In June 2017, the Federal Public Prosecutor of the City of São José dos Campos, State of São Paulo, in connection with its criminal investigation into former employees of Aegerion Brazil, requested that a Brazilian federal court provide federal investigators with access to the bank records of certain individuals and entities, including Aegerion Brazil, certain former Aegerion Brazil employees, a Brazilian patient association, and 462 Brazilian physicians. The Federal Trial Court Judge issued a decision on July 12, 2018 authorizing access to the banking records on the terms that the Federal Public Prosecutor of the City of São José dos Campos had requested. On July 16, 2018 Aegerion Brazil filed a motion for clarification of the decision that authorized the breach of the banking secrecy, which was denied by the Federal Court Judge. In 2018, a related investigation was opened by the federal investigators in the state of Brasília which focused on a number of cases that occurred in Brasília with alleged signs of irregularities. The Public Prosecutor in São José dos Campos continues to gather information in connection with this investigation.

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

Claim for Refund in Italy

The Agenzia Italiana del Farmaco (“AIFA”), also known as the Italian Medicines Agency, is the public institution responsible for the regulation of pharmaceuticals in Italy. AIFA has claimed that Amryt Pharma Italy S.r.l. refund approximately €1.9 million related to sales of Lojuxta in Italy during 2018. AIFA alleges that it classified Lojuxta incorrectly as an “Orphan” product and thus claims the repayment of funds paid to Amryt Pharma Italy. AIFA have also made a claim regarding a refund due to them for sales of Lojuxta in 2019 of approximately €700,000 based on the same underlying misclassification of Lojuxta as an “Orphan” product as the 2018 claim. We adhere to the view that Lojuxta has all the characteristics to be considered an “Orphan” product, and we intend to defend against AIFA’s claims for a refund.

In April 2021, the Italian courts passed their first judgment on the issue of the 2018 refund with the courts deciding that no further payments are due by the companies involved in this judgment to AIFA. We expect that the dispute regarding Amryt will be reviewed by the Italian Courts in due course with the outcome likely to be the same as the judgment that was recently issued and that no refund for 2018 will be due by Amryt. Regarding the 2019 refund, we appealed this to the Italian courts and an initial determination to reject our appeal was made on April 22, 2022. A final court hearing is now set for October 2022 at which point a final decision will be issued.

B. Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AMYT” since July 8, 2020, where each ADS represents five Ordinary Shares.

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Pursuant to the instructions to Form 20-F, the information called for by this section of Item 10 is contained in our Registration Statement on Form F-1, as originally filed with the SEC on June 23, 2020, as subsequently amended, under the heading “Description of Share Capital and Certain Corporate Matters,” and is hereby incorporated by reference.

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

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. The discussion below also assumes that we are not treated as a U.S. domestic corporation under Section 7874 of the Code, but are treated as a surrogate foreign corporation, as a result of the acquisition of Aegerion. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business, Financial Condition and Capital Requirements.”

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

Passive Foreign Investment Company Considerations

Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for the taxable year ending December 31, 2021, and we do not expect to be a PFIC in the current taxable year ending December 31, 2022, or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the active or passive character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the nature or composition of our income or assets, the structure of our operation or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2022, or for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we cease to meet the threshold requirements for PFIC status in any particular year, unless the U.S. Holder has made a “deemed sale” election under the PFIC Rules when we cease to be a PFIC.

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

For the UK tax year 2021/2022, dividend income in excess of the £2,000 to which the nil rate of tax applies will be taxed at the rate of 7.5% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, does not exceed the basic rate income tax limit, at the rate of 32.5% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, exceeds the basic rate income tax limit but does not exceed the higher rate income tax limit, and at the rate of 38.1% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, exceeds the higher rate income tax limit.

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

Taxation of disposals

UK Holders

A disposal or deemed disposal of ADSs by an individual UK Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of UK capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (“annual exemption”). The annual exemption for individuals for the 2021/2022 tax year is £12,300. If, after all allowable deductions, an individual UK Holder’s total taxable income (which, for the avoidance of doubt, includes any dividend income within the £2,000 nil rate band described above) for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ADSs will be taxed at 20%. If, after all allowable deductions, an individual UK Holder’s total taxable income for the year does not exceed the basic rate income tax limit, and assuming the individual does not have any other taxable capital gains in the tax year that would use up the remaining basic rate allowance, a taxable capital gain accruing on a disposal of ADSs will be taxed at 10% on an amount that, when treated as the top slice of the relevant UK Holder’s income/gains, does not exceed the basic rate income tax and at 20% on the remainder.

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

Shareholders who elect to deposit holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs will generally incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 45 Mespil Road, Dublin 4, Ireland. Electronic copies of these documents, including the related exhibits and schedules, and any documents we file with the SEC without charge at the SEC’s website, www.sec.gov.

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

Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. See “Note 24: Fair value measurement and financial risk management” in our Consolidated Financial Statements for the year ended December 31, 2021.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Citibank, N.A. (“Citibank”) acts as the depositary for our American Depository Shares (“ADSs”), each of which represents five ordinary shares, pursuant to a deposit agreement.

A summary description of our ADSs is contained in our Registration Statement on F-1, as originally filed with the SEC on June 23, 2020, as subsequently amended, under the heading “Description of American Depositary Shares”.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(d) of the Exchange Act as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and the directors of Amryt; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Amryt’s assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.

Management has assessed the effectiveness of internal control over financial reporting based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that the Group’s internal control over financial reporting was effective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

Since Amryt Pharma is an emerging growth company as defined in the JOBS Act, our auditor, Grant Thornton, an independent registered public accounting firm, is not required to issue an attestation report on our internal control over financial reporting as of December 31, 2021.

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

Item 16C.	Principal Accountant Fees and Services

Fees Billed by Independent Public Accountants

The following table provides information regarding fees paid by us to Grant Thornton for all services, for the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
	US$’000	US$’000
Audit fees	893	814
Audit-related fees	92	44
Tax fees	—	—
All other fees	—	—
Total fees	985	858

Audit services include audit of our consolidated financial statements, review of our interim financial statements and statutory audits. Audit related services are for assurance and related services performed by the independent auditor, including due diligence services and grant claim reviews.

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

During the year ended December 31, 2021, all audit and non-audit services provided by our independent public accountants were pre-approved in accordance with such policies and procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Following the Company’s delisting from the AIM market of the London Stock Exchange, which became effective on January 11, 2022, the Company may only repurchase its Ordinary Shares (including Ordinary Shares represented by ADSs) in accordance with the Companies Act procedures for “off-market purchases”. As such, these repurchases may only be made pursuant to a form of share repurchase contract that was approved by Shareholders on March 2, 2022. In addition, the Company may only conduct share repurchases with counterparties which were approved by Shareholders on March 2, 2022. These approvals are valid for five years. Approval of the forms of contract and counterparties is not an approval of the amount or timing of any repurchase activity. There can be no assurance as to whether the Company will repurchase any of its Ordinary Shares or as to the amount of any such repurchases or the prices at which such repurchases may be made.

No such repurchases have been made to date.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto. The audit report of Grant Thornton, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Amryt Pharma plc

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Amryt Pharma plc and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income/(loss), cash flows, and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

April 29, 2022

Amryt Pharma plc
Consolidated Statement of Comprehensive Income/(Loss)

		Year ended December 31,
	Note	2021	2020	2019
		US$’000	US$’000	US$’000
Revenue	3	222,543	182,607	58,124
Cost of sales	4	(106,119)	(119,029)	(38,733)
Gross profit		116,424	63,578	19,391
Research and development expenses		(37,729)	(27,618)	(15,827)
Selling, general and administrative expenses		(91,995)	(76,673)	(35,498)
Restructuring and acquisition costs	6	(16,947)	(1,017)	(13,038)
Share based payment expenses	5	(8,341)	(4,729)	(841)
Impairment charge	12	—	—	(4,670)
Operating loss before finance expense	7	(38,588)	(46,459)	(50,483)
Non-cash change in fair value of contingent consideration	6	18,407	(27,827)	(6,740)
Non-cash contingent value rights gain / (loss)	6	41,525	(12,004)	(1,511)
Net finance expense - other	9	(27,906)	(19,569)	(4,759)
Loss on ordinary activities before taxation		(6,562)	(105,859)	(63,493)
Tax credit on loss on ordinary activities	10	7,562	1,332	495
Profit/loss for the year attributable to the equity holders of the Company		1,000	(104,527)	(62,998)
Exchange translation differences which may be reclassified through profit or loss		4,423	(2,164)	755
Total other comprehensive income/(loss)		4,423	(2,164)	755
Total comprehensive income/(loss) for the year attributable to the equity holders of the Company		5,423	(106,691)	(62,243)

Earnings/(loss) per share
Basic earnings/(loss) per share attributable to ordinary equity holders of the parent (US$)	11	0.00	(0.66)	(0.83)
Diluted earnings/(loss) per share attributable to ordinary equity holders of the parent (US$)	11	0.00	(0.66)	(0.83)

Amryt Pharma plc
Consolidated Statement of Financial Position

		As at December 31,
	Note	2021	2020
		US$’000	US$’000
Assets
Non-current assets
Goodwill	12	56,688	19,131
Intangible assets	12	467,359	305,369
Property, plant and equipment	13	7,416	7,574
Other non-current assets		1,885	1,542
Total non-current assets		533,348	333,616
Current assets
Trade and other receivables	14	53,908	43,185
Inventories	15	115,769	40,992
Cash and cash equivalents, including restricted cash	16	113,032	118,798
Total current assets		282,709	202,975
Total assets		816,057	536,591

Equity and liabilities
Equity attributable to owners of the parent
Share capital	17	25,500	13,851
Share premium	17	318,153	51,408
Other reserves	17	246,303	236,488
Accumulated deficit		(233,295)	(235,605)
Total equity		356,661	66,142
Non-current liabilities
Contingent consideration and contingent value rights	6	81,113	148,323
Deferred tax liability	18	17,772	6,612
Long term loan	19	93,395	87,302
Convertible notes	20	105,788	101,086
Provisions and other liabilities	22	4,049	25,951
Total non-current liabilities		302,117	369,274
Current liabilities
Trade and other payables	21	149,734	90,236
Provisions and other liabilities	22	7,545	10,939
Total current liabilities		157,279	101,175
Total liabilities		459,396	470,449
Total equity and liabilities		816,057	536,591

Amryt Pharma plc
Consolidated Statement of Cash Flows

		Year ended December 31,
	Note	2021	2020	2019
		US$’000	US$’000	US$’000
Cash flows from operating activities
Profit/(loss) on ordinary activities after taxation		1,000	(104,527)	(62,998)
Net finance expense - other	9	27,906	19,569	4,759
Depreciation and amortization	12,13	50,744	44,465	12,281
Amortization of inventory fair value step-up	4,7	4,418	27,617	7,473
Loss on disposal of fixed assets		173	133	43
Share based payment expenses	5	8,341	4,729	841
Non-cash change in fair value of contingent consideration	6	(18,407)	27,827	6,740
Non-cash contingent value rights(gain)/loss	6	(41,525)	12,004	1,511
Impairment of intangible asset		—	—	4,670
Deferred taxation credit		(9,268)	(535)	(934)
Movements in working capital and other adjustments:
Change in trade and other receivables	14	(3,543)	(7,685)	(4,732)
Change in trade and other payables	21	11,758	8,909	(6,337)
Change in provision and other liabilities	22	(3,292)	4,663	4,928
Change in inventories	15	(13,288)	(10,609)	(5,894)
Change in non-current assets		523	331	177
Net cash flow from / (used in) operating activities		15,540	26,891	(37,472)

Cash flow from investing activities
Net cash received on acquisition of subsidiary	6	107,942	—	24,985
Payments for property, plant and equipment	13	(729)	(1,503)	(578)
Payments for intangible assets	12	(816)	(963)	(74)
Deposit interest received		5	87	92
Net cash flow from / (used in) investing activities		106,402	(2,379)	24,425

Cash flow from financing activities
Proceeds from issue of equity instruments, net of expenses	17	4,701	37,927	63,009
Proceeds from long term debt borrowings, net of debt issue costs	19	—	—	31,176
Repayment of long term debt	19	(116,629)	—	(21,990)
Interest paid	19	(12,283)	(10,780)	(6,253)
Payment of leases		(1,215)	(1,119)	—
Net cash flow (used in) / from financing activities		(125,426)	26,028	65,942

Exchange differences and other movements		(2,282)	1,029	3,108

Net change in cash and cash equivalents		(5,766)	51,569	56,003
Cash and cash equivalents at beginning of the year		118,798	67,229	11,226
Restricted cash at end of the year	16	261	223	2,032
Cash at bank available on demand at end of the year	16	112,771	118,575	65,197
Total cash and cash equivalents at end of the year	16	113,032	118,798	67,229

Amryt Pharma plc
Consolidated Statement of Changes in Equity
For the year ended December 31, 2021, 2020 and 2019

		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2019		25,198	68,233	—	—	6,473	42,627	(73,914)	—	—	(51)	(72,263)	(3,697)
Loss for the year		—	—	—	—	—	—	—	—	—	—	(62,998)	(62,998)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	755	—	755
Total comprehensive loss		—	—	—	—	—	—	—	—	—	755	(62,998)	(62,243)
Transactions with owners
Share consolidation	17	(21,262)	21,262	—	—	—	—	—	—	—	—	—	—
Issue of shares in equity fund raise	17	533	7,467	—	—	—	—	—	—	—	—	—	8,000
Issue costs associated with equity fund raise	17	—	(1,886)	—	—	—	—	—	—	—	—	—	(1,886)
Acquisition of subsidiary without a change of control	17	(495)	(3,726)	—	—	—	—	—	—	(2,969)	7,190	—	—
Issue of shares and warrants in consideration of Aegerion Acquisition	17	5,759	132,392	14,464	—	—	—	—	—	—	—	—	152,615
Issue of shares and warrants in equity fund raise	17	2,059	47,338	10,603	—	—	—	—	—	—	—	—	60,000
Issue costs associated with equity fund raise	17	—	(2,575)	(530)	—	—	—	—	—	—	—	—	(3,105)
Issue of convertible notes	20	—	—	—	—	—	—	—	29,210	—	—	—	29,210
Issue of contingent value rights	6	—	—	—	—	—	—	—	—	(47,902)	—	—	(47,902)
Transfer to distributable reserves	17	—	(268,505)	—	—	—	—	—	—	268,505	—	—	—
Treasury shares acquired in consideration for additional warrants	17	—	—	7,534	(7,534)	—	—	—	—	—	—	—	—
Issue of shares in exchange for warrants	17	126	2,422	(2,548)	—	—	—	—	—	—	—	—	—
Share based payment expense	5	—	—	—	—	841	—	—	—	—	—	—	841
Share based payment expense – Lapsed		—	—	—	—	(4,124)	—	—	—	—	—	4,124	—
Total transactions with owners		(13,280)	(65,811)	29,523	(7,534)	(3,283)	—	—	29,210	217,634	7,190	4,124	197,773
Balance at December 31, 2019		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Balance at January 1, 2020		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Loss for the year		—	—	—	—	—	—	—	—	—	—	(104,527)	(104,527)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(2,164)	—	(2,164)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(2,164)	(104,527)	(106,691)
Transactions with owners
Issue of shares in exchange for warrants	17	630	14,131	(14,761)	—	—	—	—	—	—	—	—	—
Issue of shares in equity fund raise	17	1,303	38,697	—	—	—	—	—	—	—	—	—	40,000
Issue costs associated with equity fund raise	17	—	(3,848)	—	—	—	—	—	—	—	—	—	(3,848)
Issue of treasury shares for share options exercised	17	—	6	—	113	—	—	—	—	—	—	—	119
Share based payment expense	5	—	—	—	—	4,729	—	—	—	—	—	—	4,729
Share based payment expense – Lapsed		—	—	—	—	(59)	—	—	—	—	—	59	—
Total transactions with owners		1,933	48,986	(14,761)	113	4,670	—	—	—	—	—	59	41,000
Balance at December 31, 2020		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142

Amryt Pharma plc
Consolidated Statement of Changes in Equity
For the year ended December 31, 2021, 2020 and 2019 (Continued)

		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Profit for the year		—	—	—	—	—	—	—	—	—	—	1,000	1,000
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	4,423	—	4,423
Total comprehensive loss		—	—	—	—	—	—	—	—	—	4,423	1,000	5,423
Transactions with owners
Issue of treasury shares in exchange for warrants	17	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares in exchange for share options exercised	17	25	89	—	465	(191)	—	—	—	—	—	—	388
Issue of shares and treasury shares in exchange for warrants		749	7,496	(14,762)	6,517	—	—	—	—	—	—	—	—
Issue of shares in consideration of Chiasma acquisition		10,547	249,789	—	—	—	—	—	—	—	—	—	260,336
Share based payment reserve recognized on Chiasma acquisition	17	—	—	—	—	10,157	—	—	—	—	—	—	10,157
Issue of shares for share options exercised and vesting of RSUs	17	305	9,272	—	—	(4,264)	—	—	—	—	—	—	5,313
Share based payment expense	5	—	—	—	—	8,341	—	—	—	—	—	—	8,341
Share based payment expense – Lapsed		—	—	—	—	(1,310)	—	—	—	—	—	1,310	—
Total transactions with owners		11,649	266,745	(14,762)	7,421	12,733	—	—	—	—	—	1,310	285,096
Balance at December 31, 2021		25,500	318,153	—	—	20,593	42,627	(73,914)	29,210	217,634	10,153	(233,295)	356,661

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

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT). The Company was also listed on the AIM market of the London Stock Exchange (ticker: AMYT) up until January 11, 2022, on which date the Company completed the cancellation its admission to AIM. The cancellation was announced by the Company on November 22, 2021, and following the AIM delisting, the Company’s American Depository Shares (“ADSs”) will remain listed, and will only be tradeable, on Nasdaq. The Company’s last day of trading on AIM was 10 January 2022.

Amryt acquired Chiasma, Inc. (“Chiasma”) in August 2021. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB. On February 28, 2022, Amryt announced that the U.S. Food and Drug Administration (“FDA”) communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. The European Medicines Agency (“EMA”) review process for Oleogel-S10 in EB is ongoing and Amryt has responded to outstanding questions.  Given the rarity of the disease without any approved therapies, the EMA proposed that an Ad-Hoc Expert Group, comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice. On April 22, 2022, the Committee for Medicinal Products for Human Use (“CHMP”) adopted a positive opinion, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the European Commission (“EC”) is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 29, 2022.

2. Accounting policies

Basis of preparation

(i)	Compliance with International Financial Reporting Standards (“IFRS”)

The consolidated financial statements of the Company and its subsidiaries (“Group”) have been prepared in accordance with IFRS and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

(ii)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.

(iii)	New and amended standards adopted by the group

In the current year, the Group has applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for annual period beginning on or after January 1, 2021. These amendments and interpretations do not have significant impact on the disclosures or the amounts reported in these consolidated financial statements.

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS16)

(iv)	New standards and interpretations not yet adopted

There were a number of standards and interpretations which were in issue at December 31, 2021 but were not effective at December 31, 2021 and have not been adopted for these consolidated financial statements.

•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies effective January 1, 2023
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates effective January 1, 2023
•	Onerous contracts – cost of fulfilling a contract (Amendments to IAS 37), effective January 1, 2022
•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16), effective January 1, 2022
•	Amendments to IFRS 3 Business Combinations, effective January 1, 2022
•	Annual Improvements to IFRS Standards 2018–2020, effective January 1, 2022
•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1), effective January 1, 2023
•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts, effective January 1, 2023

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

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the consolidated financial statements for the year ended December 31, 2021.

Key considerations in assessing the going concern assumption included, but were not limited to, the significant cash balance held by the Company along with consistent positive operating cash flows, the continued growth in existing commercial produces, the positive impact from the increase in revenues from commercial sales of product candidates and additional indications of commercial products, if approved. The potential product candidates include Oleogel S-10, on which the CHMP adopted a positive opinion on April 22, 2022, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the European Commission (“EC”) is expected on the Filsuvez® application within 67 days. Additional indications include the development for Mycapssa® in patients with carcinoid symptoms stemming from neuroendocrine tumors (“NET”) and label expansion for metreleptin in the treatment of partial lipodystrophy metreleptin (“PL”) in the US, each of which represent significant commercial opportunities.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group for the years ended December 31, 2021, and 2020. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

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

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to December 31, 2021	0.8454	0.7271	3.2322	8.5975	6.2875
At December 31, 2021	0.8830	0.7413	3.1115	8.8074	6.5664

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to December 31, 2020	0.8777	0.7799	3.4351	9.4206	6.5432
At December 31, 2020	0.8141	0.7365	3.2148	8.5671	6.0570

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to December 31, 2019	0.8932	0.7836	3.5646	8.7976	6.6690
At December 31, 2019	0.8929	0.7624	3.4609	8.8046	6.6698

(€ = Euro; £ = Pounds Sterling, ILS = Israeli Shekel, NOK = Norwegian Kroner, DKK = Danish Kroner)

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

Valuation of acquired assets

In conjunction with the accounting for business combinations, the Group recorded intangible assets such as in connection with the Chiasma acquisition and with the Aegerion acquisition, primarily related to developed technology on the commercially marketed products, and inventories which include raw material, work in progress (“WIP”) and finished goods. The identifiable intangible assets and inventories are measured at their respective fair values as of the acquisition date. When significant identifiable intangible assets and inventories are acquired, the Group determines the fair values of these assets as of the acquisition date. The models used in valuing these intangible assets and inventories require the use of significant estimates and assumptions including but not limited to:

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

Valuation of contingent value rights (“CVRs”)

The Group issued CVRs for payments to its shareholders based on the occurrence of two milestones related to Oleogel-S10, its pipeline product. The CVRs have pre-determined payouts, based on the occurrence of future events. If the events do not occur, the CVRs expire as worthless. The fair value of the CVRs is estimated based on the following key assumptions:

•	expected timing of achievement of the two milestones (FDA approval and EMA approval) related to Oleogel-S10;
•	probabilities of successful launch of Oleogel-S10;
•	revenue forecast related to Oleogel-S10.

The Group believes the carrying value of the CVRs is based upon reasonable estimates and assumptions given the facts and circumstances as of the valuation date. A detailed discussion of the methodology applied and key input assumptions used by the Group is provided in Note 6, Business combinations and asset acquisitions, to the consolidated financial statements.

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

Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill is not amortized, but instead is reviewed for impairment on an annual basis or when an event becomes known that could trigger an impairment. To perform the annual impairment test of goodwill, the Group has identified the Group cash generating units (“CGUs”). CGUs reflect the lowest level at which goodwill is monitored for internal management purposes. At least once a year, the Group compares the recoverable amount of the Group’s CGUs to the CGU’s carrying amount. The recoverable amount (value in use) of a CGU is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the CGU. In case that the value in use of the CGU is less than its carrying amount, the difference is at first recorded as an impairment of the carrying amount of the goodwill. The assumptions utilized in the impairment test are dependent on management’s estimates, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows, the expected long-term growth rate of the applicable businesses and terminal values. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Valuation of contingent consideration

Contingent consideration arising as a result of business combinations is initially recognized at fair value using a probability adjusted present value model. The fair value of the contingent consideration is updated at each reporting date. The key judgements and estimates applied by management in the determination of the fair value of the contingent consideration relate to the determination of an appropriate discount rate, the assessment of market size and opportunity and probability assessments based on market data for the chance of success of the commercialization of an orphan drug. A detailed discussion of the methodology applied and key input assumptions used by the Group is provided in Note 6, Business combinations and asset acquisitions, to the consolidated financial statements. The fair value of the contingent consideration uses management’s best estimates and judgements and sensitivities have been assessed by management by considering movements in the discount rate applied and movements in revenue forecasts. The chance of success of product development is based on published orphan drug research data and statistics, where available, and management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of each product. See Note 24, Fair value measurement and financial risk management, for quantification of these sensitivities.

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

The assessment whether development costs can be capitalized requires management to make significant judgements. Management has reviewed the facts and circumstances of each project in relation to the above criteria and in management’s opinion, the criteria prescribed for capitalizing development costs as assets have not yet been met by the Group in relation to Oleogel-S10 or AP103. Accordingly, all of the Group’s costs related to research and development projects are recognized as expenses in the Consolidated Statement of Comprehensive Income/(Loss) in the period in which they are incurred. Management expects that the above criteria will be met on filing of a submission to the regulatory authority for final drug approval or potentially in advance of that on the receipt of information that strongly indicates that the development will be successful.

Recognition of deferred tax assets

Deferred tax assets are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable. As at December 31, 2021, the Group did not recognize a deferred tax asset in respect of unused tax losses as described in Note 10, Tax credit/(charge) on loss on ordinary activities.

Revenue recognition

Variable Consideration
Product sales revenues are recognized at the net sales price (“transaction price”) which includes estimated reserves for variable consideration, upon the transfer of control of the Company’s products. Variable consideration primarily includes government rebates. Estimates of variable consideration are made at contract inception and historical experience, market trends, and industry data are considered when assessing such estimates. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur. The Company reassesses variable consideration at the end of each reporting period as additional information becomes available with the variance recorded to product sales revenue.

Inventory obsolescence
Inventory realizability is evaluated on a case-by-case basis and adjustments are made to inventory provisions based on estimates of expected losses. Inventory write-offs include inventory that is approaching its “expiry” date and for which no further re-processing can be performed. Trends in demand are reviewed to determine whether there are any instances where the realizable value of inventory is likely to be less than its carrying value. Refer to Note 15, Inventories, for further details.

Principal accounting policies

Principal accounting policies are summarized below. They have been consistently applied throughout the period covered by the financial statements.

Revenue recognition

Revenue arises from the sale of metreleptin, lomitapide, Mycapssa® and Imlan. The Group sells directly to customers and also uses third parties in the distribution of products to customers.

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

Where the above criteria are met, the Group recognizes revenue on a gross basis. The costs associated with the delivery of such goods to customers i.e., the costs associated with the services provided by the distributors to import and deliver the goods are recognized in the cost of sales.

Variable Consideration

Product sales revenues are recognized at the net sales price (“transaction price”) which includes estimated reserves for variable consideration, upon the transfer of control of the Company’s products.

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

The Group did not have any financial assets categorized as FVTPL or FVOCI as at December 31, 2021 and 2020. The classification is determined by both:
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

Restricted cash

Restricted cash comprises current cash and cash equivalents that are restricted as to withdrawal or usage. Cash held by the Group’s distribution partner for Lojuxta on behalf of the Group is treated as restricted cash in the financial statements. The Group also has restricted cash in relation to a deposits in relation to company credit card facilities, leases and importation bonds.

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

Interest bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Loans and borrowings are subsequently carried at amortized cost using the effective interest method. Interest is charged to the Consolidated Statement of Comprehensive Income/(Loss).

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

Contingent consideration

Contingent consideration arising as a result of business combinations is initially recognized at fair value using a probability adjusted present value model. Key inputs in the model include the probability of a successful launch of Oleogel-S10 and the expected timing of potential revenues. The fair value of the contingent consideration will be updated at each reporting date. Adjustments to contingent consideration are recognized in the Consolidated Statement of Comprehensive Income/(Loss).

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Statement of Financial Position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Inventories

Inventories, that are not acquired as part of a business combination, are valued at the lower of cost or net realizable value. Amryt uses standard cost to value its inventory which is made up of raw materials, Work in progress (“WIP”) and finished goods. It accounts for the inventory using the first-in, first-out (“FIFO”) method. Standard costs take into account normal levels of materials and supplies, labor, efficiency and capacity utilization with the Group’s vendors. WIP valuation is based on the stage of quality checks successfully performed during the production process. An inventory valuation adjustment is made if the net realizable value is lower than the book value. Net realizable value is determined as estimated selling prices less all costs of completion and costs incurred in selling and distribution.

Inventories held by third-party supply chain partners are included in inventory totals when control has deemed to be transferred to the Group under the contract terms of the distribution agreement. The cost to acquire the inventory held by the supply chain partners is recognized as a liability of the Group.

Inventories acquired as part of a business acquisition is valued at fair value as at the acquisition date. Fair value is based on estimates of saleable inventory and non-saleable inventory, which was determined by a sales forecast and production timeline and expected selling price and estimated costs of disposal. The resulting step up in the valuation of saleable inventory on acquisition is unwound over the period in which the saleable inventory is sold.

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

Transactions in currencies other than the functional currency of the Group entities are recorded at the exchange rates prevailing at the dates of the related transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, as well as from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the Consolidated Statement of Comprehensive Income/(Loss). At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated to the respective functional currencies of the Group’s entities at the rates prevailing on the relevant balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates at the dates of the initial transactions.

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

Depreciation is charged to the Consolidated Statement of Comprehensive Income/(Loss) on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:

•	Property, plant and machinery	5 to 15 years
•	Office equipment	3 to 10 years

Government grants

Grants are recognized when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Grants that compensate the Group for expenses incurred such as research and development, employment and training are offset against the related expenditure in the Consolidated Statement of Comprehensive Income/(Loss) on a systematic basis as the Group recognizes as expenses the costs that the grants are intended to compensate. Grants that compensate the Group for the cost of an asset are deducted from the cost of the asset.

Business combinations

Business combinations, including the Chiasma acquisition, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Fair values are attributed to the identifiable assets and liabilities unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. In the consolidated financial statements, acquisition costs incurred are expensed and included in restructuring and acquisition costs.

To the extent that settlement of all or any part of the consideration for a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of the exchange. The discount component is unwound as an interest charge in the Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. Any contingent consideration is recognized at fair value at the acquisition date and included in the cost of the acquisition. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment (based on scenario modelling) to present value. In general, in order for contingent consideration to become payable, pre-defined revenues and/or milestone dates must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognized in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

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

In connection with the acquisition of Chiasma, the Group acquired developed technology related to Mycapssa®, which is amortized over the remaining patent lives through February 2036.

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

Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Any impairment loss arising from the review is charged to the Consolidated Statement of Comprehensive Income/(Loss).

The Group assesses each asset or cash-generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the carrying value and an assets recoverable amount (the greater of fair value less costs to sell and value in use). These assessments require the use of estimates and assumptions such as discount rates, future capital requirements, general risks affecting the pharmaceutical industry and other risks specific to the individual asset. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Value in use is determined as the present value of estimated future cash flows arising from the continued use of the asset, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Assets are grouped into the smallest group that generates cash inflows which are independent of other assets.

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

For equity-settled share-based payment transactions, the goods or services received and the corresponding increase in equity are measured directly at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If it is not possible to estimate reliably the fair value of the goods or services received, the fair value of the equity instruments granted as calculated using the Black-Scholes model is used as a proxy. Share-based compensation for RSUs awarded to employees and directors is calculated based on the market value of the Company’s shares on the date of award of the RSUs and the value of awards expected to vest is recognized as an expense over the requisite service periods. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

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

The estimate of the fair value of services received is measured based on the Black-Scholes model using input assumptions, including weighted average share price, expected volatility, weighted average expected life and expected yield. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility is based on the historical volatility. The Group has considered how future experience may affect historical volatility.

Employee Benefits

Defined contribution plans

The Group operates defined contribution schemes in various locations where employees are based. Contributions to the defined contribution schemes are recognized in the Consolidated Statement of Comprehensive Income/(Loss) in the period in which the related services are received from the employee. Under these schemes, the Group has no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

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

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of three commercial products and a number of development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (“CODM”). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer. Revenues represent the revenue from the Group for the full year. The current year revenues include Mycapssa® revenue following the acquisition of Chiasma on August 5, 2021. The 2019-year revenues include revenue from Aegerion, with acquired products and additional regions, from September 24, 2019.

	December 31, 2021
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	70,216	51,769	19,257	141,242
Lomitapide	32,901	28,601	12,365	73,867
Mycapssa®	6,407	—	—	6,407
Other	—	766	261	1,027
Total revenue	109,524	81,136	31,883	222,543

	December 31, 2020
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	60,568	32,494	13,810	106,872
Lomitapide	37,317	26,144	11,289	74,750
Mycapssa®	—	—	—	—
Other	—	763	222	985
Total revenue	97,885	59,401	25,321	182,607

	December 31, 2019
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	14,944	8,048	2,096	25,088
Lomitapide	10,616	18,985	2,659	32,260
Mycapssa®	—	—	—	—
Other	—	671	105	776
Total revenue	25,560	27,704	4,860	58,124

Major Customers

For the year ended December 31, 2021, one customer accounted for 46% of the Group’s net revenues (2020: 54%; 2019: 44%) and accounted for 36% of the Group’s December 31, 2021, accounts receivable balance (2020: 42%).

4. Cost of sales

	December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Cost of product sales	22,029	21,796	11,384
Write-down of inventories (see Note 15)	5,688	4,058	—
Reversal of write-down of inventories (see Note 15)	(932)	—	—
Amortization of acquired intangibles (see Note 12)	48,944	42,966	11,457
Amortization of inventory fair value step-up (see Note 15)	4,417	27,617	7,473
Royalty expenses	25,973	22,592	8,419
Total cost of sales	106,119	119,029	38,733

As a result of the acquisition of Chiasma and Aegerion in August 2021 and September 2019, respectively, the Group acquired certain inventory, which were measured at fair value on the acquisition date. Refer to Note 2, Accounting policies, for further discussion on the key assumptions utilized to estimate the fair value. Refer to Note 15, Inventories, for further discussion on the write-down of inventories. The difference between the estimated fair value and the book value of the acquired inventory was amortized, using the straight-line method, over the estimated period that the Group intends to sell this inventory.

5. Share based payments

Share-based Compensation Plans
Amryt’s Equity Incentive Plan
Amryt’s Equity Incentive Plan was adopted by a special resolution on September 23, 2019. Prior to such date, we granted options under a prior employee share option plan, which had the same terms and conditions as the Equity Incentive Plan. On September 24, 2019, all options held under our prior share option plan were rolled over into options to subscribe for our ordinary shares with the key terms including strike price, vesting and the expiration date of such rolled over options remaining the same as they were on the issue date of the options under the prior share option plan. The Equity Incentive Plan was approved for amendment by the Board on May 18, 2020, and August 3, 2021. The purpose of the Plan is to provide for the granting of Equity Incentives to Directors and Employees of, and Consultants to, the Company or any Associated Company.

On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every six existing ordinary shares were consolidated into one ordinary share. In the table below, for presentational purposes, the number of share options under the Amryt’s Equity Incentive Plan outstanding at January 1, 2019 and the share options granted and lapsing during the year ended December 31, 2019 have been restated to reflect the 2019 6-for-1 share consolidation.

Chiasma Equity Incentive Plan
When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether vested or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Grants and Grants Under the Chiasma Equity Incentive Plan
The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

The number and weighted average exercise price (in Sterling pence) of share options per ordinary share granted under Amryt's Equity Incentive Plan and the Chiasma stock option and incentive plan is as follows:

	Amryt Equity Incentive Plan			Chiasma Stock Option and Incentive Plan
	Units	Weighted average exercise price (Sterling pence)		Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2019 (pre share consolidation)	19,505,130	19.2	p	—	—
Balance at January 1, 2019 (restated for 6:1 share consolidation)	3,250,855	115.20	p	—	—
Granted	11,330,641	117.01	p	—	—
Lapsed	(99,776)	197.66	p	—	—
Exercised	—	—		—	—
Outstanding at December 31, 2019	14,481,720	116.00	p	—	—
Exercisable at December 31, 2019	2,468,310	109.08	p	—	—

Balance at 1 January 2020	14,481,720	116.00	p	—	—
Granted	4,432,000	144.76	p	—	—
Lapsed	(87,119)	113.42	p	—	—
Exercised	(72,953)	120.72	p	—	—
Outstanding at December 31, 2020	18,753,648	122.79	p	—	—
Exercisable at December 31, 2020	5,866,152	114.24	p	—	—

Balance at January 1, 2021	18,753,648	122.79	p	—	—
Granted	11,337,459	190.88	p	—	—
Transferred to Amryt on acquisition	—	—		18,139,060	189.07	p
Forfeited	(1,288,165)	174.97	p	(4,098,425)	226.22	p
Exercised	(300,000)	93.00	p	(3,320,515)	116.35	p
Outstanding at December 31, 2021	28,502,942	147.83	p	10,720,120	197.40	p
Exercisable at December 31, 2021	9,347,338	118.87	p	8,005,390	192.35	p

The fair value of the Amryt equity award is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The fair value of the Chiasma equity awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition. The portion of the equity awards transferred to Amryt attributable to post combination service is estimated at the date of transfer using Black Scholes pricing model, taking into account the terms and conditions attached to the grant.

The following are the inputs to the model for the equity instruments granted during the year:

	December 31, 2021 Options Inputs		December 31, 2020 Options Inputs		December 31, 2019 Options Inputs
Days to Expiration	2,555		2,555		2,555
Volatility	32% - 49%		33% - 37%		27% - 48%
Risk free interest rate	0.77% - 1.33%		0.39% - 0.46%		0.38% - 0.83%
Share price at grant per ordinary share	146.87 - 201.2	p	123.5p – 178.9	p	75.84p – 121.5	p
Share price at grant per ADS	29.37 - 40.2	p	24.7p – 35.78	p	15.16p – 24.3	p

In the year ended December 31, 2021, a total of 11,337,459 share options over ordinary shares exercisable at a weighted average price of £1.91 were granted. The fair value of share options granted in the year ended December 31, 2021, was £21,641,094/US$29,818,000.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at December 31, 2021 have a weighted remaining contractual life of 5.42 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

The share options outstanding under the Chiasma Share Option and Incentive Plan transferred across to Amryt on acquisition. As at December 31, 2021 they have a weighted remaining contractual life of 4.35 years with exercise prices ranging from £0.54 to £7.41 per ordinary share. No new share options will be granted under the Chiasma Stock Option and Incentive Plan.

In the year ended December 31, 2020, a total of 4,432,000 share options exercisable at a weighted average price of £1.4476 were granted. The fair value of share options granted in the year ended December 31, 2020, was £6,416,000/US$8,230,000. In 2019, a total of 11,330,641 share options exercisable at a weighted average price of £1.17 were granted. The fair value of share options granted in 2019 were £13,258,000/US$16,919,000. There were no new share options granted in 2018.

The share options outstanding as at December 31, 2020, have a weighted remaining contractual life of 5.45 years with exercise prices ranging from £0.76 to £1.79. The share options outstanding as at December 31, 2019 had a weighted remaining contractual life of 6.19 years with exercise prices ranging from £0.76 to £1.50. The share options outstanding as at December 31, 2018 had a weighted remaining contractual life of 4.94 years with exercise prices ranging from £0.93 to £2.88.

Restricted Share Units
Under the terms of Amryt’s Equity Incentive Plan, restricted share units (“RSUs”) to purchase 1,568,755 ordinary shares were outstanding at December 31, 2021. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the year ended December 31, 2021, a total of 625,205 RSUs were granted to employees of the Company. For the year ended December 31, 2020, a total of 1,556,960 RSUs were granted to employees of the Company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the year ended December 31, 2021, was US$1,636,000. At December 31, 2021, the total RSUs granted to date have a weighted remaining contractual life of 1.9 years.

Under the terms of Chiasma’s Stock Option and Incentive Plan transferred to Amryt on acquisition, restricted share units (“RSUs”) to purchase 106,560 ordinary shares were outstanding at December 31, 2021. At December 31, 2021, the total RSUs granted to date have a weighted remaining contractual life of 1.9 years. No new RSUs will be granted under the Chiasma Stock Option and Incentive Plan.

The following table summarizes the RSU activity per ordinary share for the year:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average fair value (US$)	Units	Weighted average fair value (US$)
Balance at January 1, 2020	—	—	—	—
Granted	1,556,960	$2.34	—	—
Lapsed	(7,050)	$2.32	—	—
Exercised	—	—	—	—
Outstanding at December 31, 2020	1,549,910	$2.34	—	—
Balance at January 1, 2021	1,549,910	$2.34	—	—
Granted	625,205	$2.62	—	—
Transferred to Amryt on acquisition	—	—	202,145	$2.75
Lapsed	(243,505)	$2.35	(56,405)	$2.75
Vested	(362,855)	$2.34	(39,180)	$2.75
Outstanding at December 31, 2021	1,568,755	$2.44	106,560	$2.75

Warrants
There are no outstanding warrants at December 31, 2021 (December 31, 2020: 9,312,062). In August 2021, an Amryt institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. Certain institutional investors elected to receive warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019. Each warrant entitled the holder to subscribe for one Ordinary Share for no additional consideration.

Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021.

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

On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every six existing ordinary shares were consolidated into one ordinary share. In the table below, for presentational purposes, the number of warrants outstanding at January 1, 2019 and the warrants granted and lapsing during the years ended December 31, 2019 have been restated to reflect the 2019 6-for-1 share consolidation.

The number and weighted average exercise price (in Sterling pence) of warrants per ordinary share is as follows:

	Warrants
	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2019 (pre share consolidation)	22,909,950	24.00	p
Balance at January 1, 2019 (restated for 6:1 share consolidation)	3,818,325	144.00	p
Granted	18,841,378	—
Lapsed	(3,472,783)	144.00	p
Exercised	(1,645,105)	—
Outstanding at 31 December 2019	17,541,815	0.03	p
Exercisable at 31 December 2019	17,541,815	0.03	p

Balance at January 1, 2020	17,541,815	0.03	p
Granted	—	—
Lapsed	—	—
Exercised	(8,229,753)	—
Outstanding at December 31, 2020	9,312,062	0.05	p
Exercisable at December 31, 2020	9,312,062	0.05	p
Balance at January 1, 2021	9,312,062	0.05	p
Granted	—	—
Lapsed	(62,153)	1.44	p
Exercised	(9,249,909)	0.05	p
Outstanding at December 31, 2021	—	0.00	p

The value of share options and RSU’s charged to the Consolidated Statement of Comprehensive Income/(Loss) during the year is as follows:

	December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Share option expense	6,531	4,134	841
RSU expense	1,810	595	—
Total share option expense	8,341	4,729	841

6. Business combinations and asset acquisitions

Acquisition of Chiasma

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.

On August 5, 2021, Chiasma had outstanding equity awards that were held by Chiasma employees. The fair value of these awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition and this amounted to US$10,157,000.

On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

The table below reflects the fair value of the identifiable net assets acquired in respect of the acquisition completed during the period. Any amendments to fair values will be made within the twelve-month period from the date of acquisition, as permitted by IFRS 3: Business Combinations.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

In the post-acquisition period to December 31, 2021, the business acquired during the current year contributed revenue of US$6,407,000 and a trading loss of US$22,602,000 including restructuring and acquisition costs, to the Group’s results. The full year unaudited revenue and trading loss for the Group had the acquisitions taken place at the start of the year, would have been US$228,554,000 and US$82,532,000, respectively.

The gross contractual value of trade and other receivables as at the dates of acquisition amounted to US$7,180,000, which approximated the fair value of these accounts as the amount not expected to be collected was insignificant.

The Group incurred acquisition and restructuring related costs of US$16,947,000 for the year ended December 31, 2021, relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Chiasma. These costs have been included in operating costs in the Consolidated Statement of Comprehensive Income/(Loss).

Recognized Fair Values as at August 5, 2021
US$’000
Assets
Non-current assets
Intangible Assets	215,000
Property, plant and equipment	950
Other non-current assets	866
Total non-current assets	216,816

Current assets
Trade and other receivables	7,180
Inventories	65,907
Cash and cash equivalents, including restricted cash	107,942
Total current assets	181,029
Total assets	397,845

Non-current liabilities
Deferred tax liability	21,478
Total non-current liabilities	21,478

Current liabilities
Trade and other payable	144,482
Total current liabilities	144,482
Total liabilities	165,960

Total identifiable net assets at fair value	231,885
Goodwill arising on acquisition	38,608
Consideration	270,493

Consideration
Issue of fully paid up ordinary shares	260,336
Chiasma equity awards recognized as consideration transferred upon the acquisition of Chiasma	10,157
Total consideration	270,493

Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the 2022 consolidated financial statements, as stipulated by IFRS 3.

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’, subsequently renamed as Amryt Pharmaceuticals Inc.), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. As at December 31, 2021, no zero cost warrants were remaining.

During the year ended December 31, 2021, the Group incurred no additional acquisition and restructuring related costs relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Aegerion (2020: US$1,017,000; 2019: US$13,038,000).

Contingent Value Rights

Related to the Aegerion acquisition, Amryt issued Contingent Value Rights (“CVRs”) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

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

The CVRs were contingent on the successful completion of the acquisition of Aegerion. The CVRs have been classified as a financial liability in the Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs

As at December 31, 2021, the carrying value of the CVRs was US$19,892,000 (December 31, 2020: US$61,417,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of this product, was estimated at 60% for the FDA approval (2020: 89%) and 100% for the EMA approval (2020: 89%) in the year ended December 31, 2021. This estimate reflects the current facts and circumstances as of the date of issuance of the Consolidated Financial Statements. The probability chance of success was updated in 2021 following the receipt of a CRL from the FDA, which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB, and following positive opinion adopted by the CHMP, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries. Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the year ended December 31, 2021, based on the applicable rates determined on the acquisition date. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Income/(Loss) on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.

The total non-cash gain recognized in the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2021, is US$41,525,000 (2020: US$12,004,000 charge; 2019: US$1,511,000 charge).

Acquisition of Amryt GmbH (previously “Birken”)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (“Amryt GmbH SPA”). The Amryt GmbH SPA was completed on April 18, 2016, with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

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

Fair Value Measurement of Contingent Consideration

As at December 31, 2021, the fair value of the contingent consideration was estimated to be US$61,221,000 (December 31, 2020: US$86,906,000). The fair value of the contingent consideration included milestone payments determined using probability adjusted present values and probability weighted revenue forecasts (see Note 24, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of the product, was estimated at 60% for the FDA approval (2020: 89%) and 100% for the EMA approval (2020: 89%) in the year ended December 31, 2021. This estimate reflects the current facts and circumstances as of the date of issuance of the Consolidated Financial Statements. The probability chance of success was updated in 2021 following the receipt of a CRL from the FDA, which asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB, and following the positive opinion adopted by the CHMP, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries. A discount rate of 7.9% was used in the calculation of the fair value of the contingent consideration for the year ended December 31, 2021 (December 31, 2020: 14.4%). The decrease in the discount rate is mainly driven by the change in Group over the last 12 months where the Group has significantly de-risked with growth in commercial revenues, the acquisition of new commercial assets in 2021, refinancing of long term debt which reduced the Group’s cost of debt significantly and extended the repayment of long term debt, the positive developments on product candidates and significant cash balances held during the year.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expense/gain in the Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Income/(Loss) on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. The positive opinion recommends the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days.

The total non-cash finance gain recognized in the Consolidated Statement of Comprehensive Income/(Loss) for the year ended December 31, 2021, is US$18,407,000 (2020: US$27,827,000 charge; 2019: US$6,740,000 charge).

7. Operating loss for the year

Operating loss for the year is stated after charging/(crediting):

	December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Audit fees payable to the Group’s auditor and their associates	893	814	443
Audit-related fees payable to the Group’s auditor and their associates	92	44	168
Changes in inventory expensed (excluding fair value step-up)	26,783	25,854	11,384
Amortization of inventory fair value step-up	4,417	27,617	7,473
Research and development expenses	37,729	27,618	15,827
Grant income	(1,007)	(103)	—
Share based payments	8,341	4,729	841
Pension costs	1,763	1,284	769
Depreciation of property, plant and equipment	1,653	1,297	698
Amortization of intangible assets	49,091	43,168	11,583
Operating lease rentals	189	623	170
Foreign exchange loss/(gain)	4,141	(2,699)	(3,750)

8. Employees

Including the directors, the Group’s average number of employees during the year was 241 (2020: 174; 2019: 99).

Aggregate remuneration comprised:

	December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Wages and salaries	46,983	32,688	17,268
Social security costs	4,225	3,431	2,037
Pension costs - employees	1,643	1,213	769
Directors' remuneration	3,138	2,158	2,555
Shared based payments	8,341	4,729	841
Total employee costs	64,330	44,219	23,470

The directors of the Company held the following share options over shares of Amryt Pharma plc at December 31, 2021:

	December 31, 2021
Director	Number	Exercise price		Expiration Date
Joseph Wiley	2,031,350	$2.804		March 7, 2028
Joseph Wiley	6,437,460	£0.76p - £121.50	p	November 28, 2024 - November 4, 2026
Raj Kannan	3,189,995	$2.04 - $4.08		August 8, 2028 - February 8, 2031
Dr. Roni Mamluk	1,380,380	$0.68 - $5.02		November 14, 2024 - June 10, 2030
Raymond T. Stafford	330,000	$2.04 - $2.25		July 9, 2027 - August 8, 2028
George P. Hampton, Jr.	330,000	$2.04 - $2.25		July 9, 2027 - August 8, 2028
Dr. Alain H. Munoz	330,000	$2.04 - $2.25		July 9, 2027 - August 8, 2028
Donald K. Stern	330,000	$2.04 - $2.25		July 9, 2027 - August 8, 2028
Dr. Patrick V.J.J. Vink	330,000	$2.04 - $2.25		July 9, 2027 - August 8, 2028
Stephen T. Wills	330,000	$2.04 - $2.25		July 9, 2027 - August 8, 2028

	December 31, 2020
Director	Number	Exercise price		Expiration Date
Joseph Wiley	6,437,460	£0.76p - £121.50	p	November 28, 2024 - November 4, 2026
Raymond T. Stafford	220,000	$2.25		July 9, 2027
George P. Hampton, Jr.	220,000	$2.25		July 9, 2027
Dr. Alain H. Munoz	220,000	$2.25		July 9, 2027
Donald K. Stern	220,000	$2.25		July 9, 2027
Dr. Patrick V.J.J. Vink	220,000	$2.25		July 9, 2027
Stephen T. Wills	220,000	$2.25		July 9, 2027

	December 31, 2019
Director	Number	Exercise price		Expiration Date
Joseph Wiley	6,437,460	£0.76p - £121.50	p	November 28, 2024 - November 4, 2026

During the year ended December 31, 2021, a total of 7,261,725 share options were granted to directors of the Company. Joseph Wiley was granted a total of 2,031,350 share options, a total of 220,000 share options were granted to each of Dr. Roni Mamluk and Raj Kannan and a total of 110,000 share options were granted to each of Raymond T. Stafford, George P. Hampton, Jr., Dr. Alain H. Munoz, Donald K. Stern, Dr. Patrick V.J.J. Vink and Stephen T. Wills. Additionally, a total of 1,160,380 and 2,969,995 stock options were issued by Amryt to replace Chiasma stock options held by Dr. Roni Mamluk and Raj Kannan, respectively.

During the year ended December 31, 2020, a total of 1,320,000 share options were granted to directors of the Company. A total of 220,000 share options were granted to each Raymond T. Stafford, George P. Hampton, Jr., Dr. Alain H. Munoz, Donald K. Stern, Dr. Patrick V.J.J. Vink and Stephen T. Wills.

Further information on the compensation of key management personnel is included in Note 23, Related party transactions, of these financial statements.

9. Net finance expense – other

	December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Interest on loans	22,902	22,003	8,464
Interest on lease liabilities	558	335	17
Charges and fees paid	310	17	120
Interest received	(5)	(87)	(92)
Foreign exchange loss/(gain)	4,141	(2,699)	(3,750)
Total	27,906	19,569	4,759

10. Tax credit on loss on ordinary activities

A corporation tax credit of US$7,562,000 arises in the year ended December 31, 2021 (2020: credit of US$1,332,000; 2019: credit of US$495,000). A reconciliation of the expected tax benefit computed by applying the tax rate applicable in the primary jurisdiction, the Republic of Ireland, to the loss before tax to the actual tax credit is as follows:

	December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Loss before tax	(6,562)	(105,859)	(63,493)
Tax credit at Irish corporation tax rate of 12.5%	(820)	(13,232)	(7,937)
Effect of:
Movement in unrecognized deferred tax assets	(4,418)	3,624	3,831
Permanent differences	(1,949)	11,260	6,474
Differences in overseas taxation rates	(375)	(2,984)	(2,863)
Total tax credit on loss on ordinary activities	(7,562)	(1,332)	(495)

At December 31, 2021, the Group had unutilized net operating losses in the following jurisdictions as follows:

	December 31,
	2021	2020
	US$’000	US$’000
Ireland	119,854	108,677
United States	182,875	35,043
Germany	26,427	28,288
United Kingdom	3,034	42,893
Total	332,169	214,901

The deferred tax asset on tax losses of US$62,395,001 (2020: US$38,244,000; 2019: US$25,859,000), which was calculated at corporation tax rates ranging from 12.5% to 32%, has not been recognized due to the uncertainty of the recovery. Tax losses in Ireland, Germany and the UK can be carried forward indefinitely.

Due to historical changes in ownership of the U.S. business, the U.S. tax losses carried forward are restricted in how they can be used against future profits of the Group. U.S. losses related to tax periods prior to 2018 can be carried forward for 20 years while losses from 2018 onwards can be carried forward indefinitely. The increase in U.S. tax losses relates primarily to the acquisition of Chiasma. Inc. during the period.

All current and deferred tax related charges are recognized in the Consolidated Statement of Comprehensive Income/(Loss).

11. Earnings/(loss) per share - basic and diluted

The weighted average number of shares in the earnings/(loss) per share (“EPS/LPS”) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at December 31, 2021.

Issued share capital – ordinary shares of £0.06 each

	Number of shares	Weighted average shares
December 31, 2021	319,814,747	235,852,023
December 31, 2020	178,801,593	158,591,356
December 31, 2019	154,498,887	75,871,562

The calculation of loss per share is based on the following:

	December 31,
	2021	2020	2019
Profit/(loss) after tax attributable to equity holders of the Company (US$’000)	1,000	(104,527)	(62,998)
Weighted average number of ordinary shares in issue	235,852,023	158,591,356	75,871,562
Fully diluted average number of ordinary shares in issue	246,981,405	158,591,356	75,871,562
Basic earnings/(loss) per share (US$)	0.00	(0.66)	(0.83)
Diluted earnings/(loss) per share (US$)	0.00	(0.66)	(0.83)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options, RSUs and warrants outstanding as at December 31, 2021, totaled 40,898,377 (December 31, 2020: 29,615,620; 2019: 32,023,535) and are potentially dilutive.

12. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology – metreleptin	Developed technology – lomitapide	Developed technology – Mycapssa®	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020	176,000	123,000	—	54,261	701	353,962	19,131
Additions	—	—	—	—	372	372	—
Acquired assets	—	—	—	591	—	591	—
Disposals	—	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	5,276	39	5,315	—
At December 31, 2020	176,000	123,000	—	60,128	866	359,994	19,131
Additions	—	—	—	—	847	847	—
Acquired assets	—	—	215,000	—	—	215,000	38,608
Other movements	—	—	—	—	—	—	(1,051)
Foreign exchange movement	—	—	—	(4,691)	(61)	(4,752)	—
At December 31, 2021	176,000	123,000	215,000	55,437	1,652	571,089	56,688

Accumulated amortization
At January 1, 2020	7,314	4,143	—	—	178	11,635	—
Amortization charge	27,429	15,537	—	—	202	43,168	—
Accumulated amortization on disposals	—	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	—	68	68	—
At December 31, 2020	34,743	19,680	—	—	202	54,625	—
Amortization charge	27,428	15,537	5,979	—	147	49,091	—
Foreign exchange movement	—	—	—	—	14	14	—
At December 31, 2021	62,171	35,217	5,979	—	363	103,730	—

Net book value
At December 31, 2020	141,257	103,320	—	60,128	664	305,369	19,131
At December 31, 2021	113,829	87,783	209,021	55,437	1,289	467,359	56,688

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 4.2 and 5.7 years, respectively, as of December 31, 2021 (December 31, 2020: 5.2 and 6.7 years, respectively).

In connection with the acquisition of Chiasma in August 2021, the Group acquired developed technology, Mycapssa®. This intangible asset is amortized over its estimated useful life and the remaining useful life is approximately 14.2 years as of December 31, 2021.

	Metreleptin	Lomitapide	Mycapssa®
Years Ending December 31,	US$’000	US$’000	US$’000
2022	27,429	15,537	14,828
2023	27,429	15,537	14,828
2024	27,429	15,537	14,828
2025	27,429	15,537	14,828
2026	4,113	15,537	14,828
Thereafter	—	10,098	134,881
	113,829	87,783	209,021

In-process R&D

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000/US$54,852,000 which is related to the Group’s lead development asset, Oleogel-S10.

The remaining in-process R&D is a result of the acquisition of Cala Medical Limited in October 2020.

Goodwill

During 2019, the Group completed the acquisition of Aegerion which resulted in the recognition of goodwill that has a carrying value of US$18,080,000. On August 5, 2021, the Group completed the acquisition of Chiasma, which resulted in aggregate goodwill of US$38,608,000.

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

These cash flows are projected forward using projected revenue for each asset up until the end of their relevant patents and cost growth to determine the basis for an annuity-based terminal values. The terminal values are used in the value in use calculation. The value in use represents the present value of the future cash flows, including the terminal value, discounted at a rate that is considered appropriate for the Group’s size and structure.

The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, an orphan drug market-based probability chance of success, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rate used in 2021 and 2020 was 7.9% and 14.4%, respectively.

The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and key sensitivities arise in the following areas:

•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would, in management’s view, represent a reasonably likely range of outcomes, this variation would not result in an impairment loss at December 31, 2021.

•
In the event there was a 4% increase in the discount rate used in the value in use model which would in management’s view represent a reasonably likely range of outcomes, this variation would not result in an impairment loss at December 31, 2021.

Goodwill and intangible assets not in use are subject to impairment testing on an annual basis. The recoverable amount of the Group’s CGUs are determined based on a value-in-use computation. The Group’s value-in-use calculations included the cash flow projections based on the 2022 budget which has been approved by the Board of Directors and the Group’s strategic plan for a further three years using projected revenue growth rates of between 20% and 46% and cost growth rates of between 2% and 59%. At the end of the forecasted patent exclusivity period, the terminal value, based on a long-term growth rates of between -10% and -30%, was used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to the Group. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The Group have used a discount rate of 7.9% (2020: 14.4%) which we believe is a realistic estimate for the Group as well as the Group’s risk profile.

The 2021 annual impairment testing process resulted in no impairment for the year ended December 31, 2021 (2020: nil).

13. Property, plant and equipment

	Property	Plant and Machinery	Office Equipment	Right-of- use assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020	383	1,432	547	2,000	4,362
Additions	38	527	938	4,420	5,923
Disposals	—	—	(372)	(378)	(750)
Foreign exchange movement	38	93	165	140	436
At December 31, 2020	459	2,052	1,278	6,182	9,971
Additions	—	250	479	429	1,158
Acquired assets	—	—	302	648	950
Disposals	—	—	(397)	—	(397)
Foreign exchange movement	(37)	(100)	(33)	(389)	(559)
At December 31, 2021	422	2,202	1,629	6,870	11,123

Accumulated amortization
At January 1, 2020	353	404	187	382	1,326
Depreciation charge	15	134	209	939	1,297
Depreciation charge on disposals	—	—	(239)	(129)	(368)
Foreign exchange movement	35	37	11	59	142
At December 31, 2020	403	575	168	1,251	2,397
Depreciation charge	9	151	580	912	1,652
Depreciation charge on disposals	—	—	(224)	—	(224)
Foreign exchange movement	(33)	(33)	(9)	(43)	(118)
At December 31, 2021	379	693	515	2,120	3,707

Net book value
At December 31, 2020	56	1,477	1,110	4,931	7,574
At December 31, 2021	43	1,509	1,114	4,750	7,416

14. Trade and other receivables

	December 31,
	2021	2020
	US$’000	US$’000
Trade receivables	34,263	33,057
Accrued income and other debtors	12,201	8,423
VAT recoverable	7,444	1,705
Trade and other receivables	53,908	43,185

Trade receivables at December 31, 2021 includes US$258,000 (2019: US$1,186,000) which is due greater than 120 days. No impairment is considered necessary.

15. Inventories

	December 31,
	2021	2020
	US$’000	US$’000
Raw materials	36,850	25,462
Work in progress	12,986	3,903
Finished goods	65,933	11,627
Inventories	115,769	40,992

In 2021, a total of US$26,783,000 (2020: US$25,854,000) of inventories was included in the profit or loss as an expense (excluding the fair value step-up).

The increase in inventories for the year ended December 31, 2021, reflected the fair value of inventory acquired as part of the acquisition of Chiasma on August 5, 2021. The fair value of the acquired inventory amounted to US$65,907,000. Inventory on hand at the date of acquisition was valued at the expected selling price less the sum of remaining costs of disposal, cost to complete and a reasonable profit margin for the selling effort of the acquiring entity. The costs to complete were calculated based on costs incurred on recently completed finished goods. The costs to dispose include sales and marketing expenses required to sell the product to the customer in addition to certain general and administrative expenses expected to be incurred by Amryt. This resulted in a non-cash step up at the valuation of inventory at August 5, 2021, of US$44,794,000. The non-cash step up in inventory is being unwound to the Consolidated Statement of Comprehensive Income/(Loss) over the period in which this saleable inventory is sold. At December 31, 2021, US$41,581,000 of this non-cash inventory step up is included in finished goods inventory.

As part of the Aegerion acquisition a non cash step up in valuing inventory was also recognized on acquisition and the carrying value included in finished goods inventory as at December 31, 2021, was nil (US$1,204,000).

During the year ended December 31, 2021, a provision of US$5,688,000 (2020: US$4,058,000) was recognized in the Consolidated Statement of Comprehensive Income/(Loss) relating to review of inventory to net realizable value. During the year ended December 31, 2021, US$932,000 (2020: nil) of write-down reversals were recognized due to updated demand forecasts.

16. Cash and cash equivalents

	December 31,
	2021	2020
	US$’000	US$’000
Cash at bank available on demand	112,771	118,575
Restricted cash	261	223
Total cash and cash equivalents	113,032	118,798

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At December 31, 2021, there was US$261,000 restricted cash (December 31, 2020: US$223,000). The restricted cash balance as at December 31, 2021, consists of a deposit on a company credit card facility for an amount of US$126,000 (December 31, 2020: US$150,000), a lease deposit for US$85,000 (December 31, 2020: nil) and a letter of credit related to US customs which was put in place for an amount of US$50,000 (December 31, 2020: nil). The restricted cash balance as at December 31, 2020, included US$73,000 held by a third-party distributor that was received in January 2021. There was no cash in transit held by a third-party distributor as at December 31, 2021.

17. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2020: 6 pence) each are in the table below.

	Ordinary shares		Treasury shares		Total
	2021	2020	2021	2020	2021	2020
At 1 January	178,801,593	154,498,887	4,791,703	4,864,656	183,593,296	159,363,543
Issue of treasury shares in exchange for warrants	283,389	—	(283,389)	—	—	—
Issue of shares in exchange for warrants	4,758,206	8,229,753	—	—	4,758,206	8,229,753
Issue of shares in equity fund raises	—	16,000,000	—	—	—	16,000,000
Issue of treasury shares in exchange for warrants	4,208,314	—	(4,208,314)	—	—	—
Issue of treasury shares for share options exercised	300,000	72,953	(300,000)	(72,953)	—	—
Issue of shares in consideration of Chiasma acquisition	127,740,695	—	—	—	127,740,695	—
Issue of shares for share options exercised and RSUs vesting	3,722,550	—	—	—	3,722,550	—
At December 31	319,814,747	178,801,593	—	4,791,703	319,814,747	183,593,296

The components of equity are detailed in the Consolidated Statement of Changes in Equity and described in more detail below.

As at December 31, 2021 there were 319,814,747 ordinary shares issued with no treasury shares held (December 31, 2020: 183,593,296 of which 4,791,703 were treasury shares).

In December 2020, the Company issued 16,000,000 ordinary shares in the form of ADSs, as part of a US$40,000,000 private placement equity raise to existing and new shareholders. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. On August 5, 2021, the Company issued 127,740,695 ordinary shares, in the form of ADSs, as consideration for the acquisition of Chiasma. On August 5, 2021, the Company issued 8,966,520 ordinary shares with 4,208,314 being issued from treasury shares in exchange for warrants. During the year ended December 31, 2021, there were 3,342,680 shares issued following the exercise of share options and 379,870 shares issued following RSUs vesting.

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

Warrant reserve
The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019, net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants. The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares. There were no remaining warrants outstanding as at December 31, 2021.

Treasury Shares
In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants. In August 2021, the company issued 4,208,314 ordinary shares from treasury shares in conjunction with the exchange of warrants. There were no treasury shares held as at December 31, 2021.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants. In April 2021, 62,153 warrants lapsed. During the year ended December 31, 2021, the Company issued 3,722,550 ordinary shares in relation to the exercise of share options and RSUs.

As part of the acquisition of Chiasma, the Company replaced share awards that were existing at the time of the acquisition. This resulted in the recognition of a share-based payment reserve of US$10,157,000 on acquisition.

Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016, in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

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

Other distributable reserves
Other distributable reserves comprise the following:

•
Distribution of the share premium amount on November 6, 2019, of US$268,505,000. By special resolution of the Company duly passed on September 23, 2019, in accordance with section 283 of the UK Companies Act 2006, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on November 5, 2019.

•	A deemed distribution of US$47,902,000 arising from the issuance of CVRs in September 2019.

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

18. Deferred tax liability

Total
US$’000
At January 1, 2020	7,147
Net movement during the year	(535)
At December 31, 2020	6,612
Net movement during the year	11,160
At December 31, 2021	17,772

A deferred tax liability arose in 2016 on the acquisition of Amryt GmbH. An intangible asset was recognized in relation to in process R&D. As the intangible asset only arises on consolidation and there may not be tax deductions available on sale, its tax base is nil.

When the intangible asset is amortized or impaired the tax difference will be reduced and the movement in the deferred tax liability will be recognized in profit or loss. The in-process R&D is currently not being amortized. As this is a euro denominated liability, there are FX movements on the deferred tax liability each year. During the year ended December 31, 2021, there was an increase in the deferred tax liability of US$246,000.

A deferred tax liability was recognized in 2019 in connection with the acquisition of Aegerion Pharmaceuticals, Inc. and in 2021 in connection with the acquisition of Chiasma, Inc. (see Note 6, Business combinations and asset acquisitions). The intangible assets have been recognized at their fair value. As the transactions did not result in the intangible assets being re-based to fair value from a tax perspective this results in a deferred tax liability being recognized on acquisition. These intangibles are being amortized and the resulting reduction in the deferred tax liability will be recognized in profit or loss. The acquisition of Chiasma, Inc. during the year ended December 31, 2021, has increased the group’s deferred tax liability by US$10,912,000.

19. Long term loan

	December 31,
	2021	2020
	US$’000	US$’000
Long term loan principal	93,988	88,037
Unamortized debt issuance costs	(593)	(735)
Long term loan	93,395	87,302

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (“Term Loan”) with various lenders. The Term Loan was made up of a US$54,469,000 loan that was in place prior to the acquisition, which was refinanced as part of the acquisition, and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan had a five-year term from the date of the draw down, September 24, 2019, and a maturity date of September 24, 2024. Under the Term Loan, interest was payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind, which rolls up and is included in the principal balance outstanding, on a quarterly basis. Unpaid accrued interest of US$1,536,000 as at December 31, 2021 is recognized in current liabilities within trade and other payables (December 31, 2020: $1,439,000). The Term Loan agreement includes an option to prepay the loan in whole or in part at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan. On February 18, 2022, the Term Loan was repaid in full and the Group secured a $125,000,000 senior credit facility of which US$105,000,000 was drawn down to facilitate the prepayment of the existing Term Loan. See further details on the $125,000,000 senior credit facility entered into by Amryt in Note 27, Events after the reporting period..

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are amortized over the expected life of the loan using the effective interest method.

The Term Loan was guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement included affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Amryt and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There were no events of default or breaches of the covenants occurring for the year ended December 31, 2021 (December 31, 2020: no events).

Total
US$’000
Changes in long term loans from financing activities:
At January 1, 2021	88,741
Cash-flows
Proceeds from loans and borrowings	—
Acquired loans and borrowings	116,629
Repayment of loans and borrowings	(116,629)
Liability related
Paid in kind interest	5,947
Amortization of debt costs	146
Change in accrued interest	97
At December 31, 2021	94,931

20. Convertible notes

Total
US$’000
At January 1, 2020	96,856
Accreted interest	4,230
At December 31, 2020	101,086
Accreted interest	4,702
At December 31, 2021	105,788

As part of the Aegerion acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Amryt can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 17, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Amryt, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Amryt and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Amryt, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Amryt’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Amryt to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the year ended December 31, 2021 (2020: no events).

21. Trade and other payables

	December 31,
	2021	2020
	US$’000	US$’000
Trade payables	41,057	23,595
Accrued expenses	107,194	65,705
Social security costs and other taxes	1,483	936
Trade and other payables	149,734	90,236

The Group has a liability, included in accrued expenses above, for revenue rebates due on Myalepta sales in a country in the EMEA region from agreeing a reimbursement price with the government authorities resulting in a one-off payment related to sales up to the date of approval, which occurred in March 2021. The Group has recognized a liability of US$21,348,000 as at December 31, 2021. At December 31, 2020, the liability was included in provisions as the underlying agreement was not finalized and it was recognized as a non-current liability for an amount of US$21,382,000 as payment was agreed to be made in July 2022. Other accruals mainly consist of costs related to government revenue rebates due within one year, convertible note interest, term loan interest, royalty expenses, restructuring costs, clinical and R&D activities.

22. Provisions and other liabilities

	December 31,
	2021	2020
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	—	21,382
Leases due greater than 1 year	4,049	4,569
	4,049	25,951
Current liabilities
Provisions and other liabilities	6,000	9,976
Leases due less than 1 year	1,545	963
	7,545	10,939
Total provisions and other liabilities	11,594	36,890

Refer to Note 25, Commitments and contingencies for further details on provisions.

The Group leases various offices, equipment, vehicles and a production facility. Refer to Note 7, Operating loss for the year, for the lease expense on leases not recognized as a lease liability (short term leases, leases with an expected term of 12 months or less, or for leases of low value assets) and Note 24, Fair value measurement and financial risk management, for further details on lease commitments.

	2021	2020
	US$’000	US$’000
Changes in lease liabilities from financing activities:
At January 1	5,532	1,624
Adoption of IFRS 16	—	—
Cash-flows
Payment of leases	(1,215)	(1,119)
Non-cash
Acquired lease assets	—	—
New leases	1,077	4,420
Interest expense	558	335
Foreign exchange movement	(358)	272
At December 31	5,594	5,532

23. Related party transactions

Compensation of key management personnel of the Group

In 2021, the key management personnel of the Group consisted of the executive director Joe Wiley, Chief Executive Officer, non-executive directors, and the Chief Financial Officer and Chief Operating Officer, Rory Nealon.

Compensation for the years ended December 31, 2021, and December 31, 2020, of these personnel is detailed below:

	December 31,
	2021	2020
	US$’000	US$’000
Short-term employee benefits	1,912	1,848
Performance related bonus	1,106	1,122
Post-employment benefits	120	119
Share-based compensation benefits	3,713	3,079
Total compensation	6,851	6,168

Shares purchased by directors

The following ordinary shares were purchased by directors of the Company.

Director	Number	Date
Joseph Wiley	16,000	March 2022
George P. Hampton, Jr.	100,000	March 2022
Stephen T. Wills	37,500	March 2022
Dr. Alain H. Munoz	22,500	March 2022
Dr. Patrick V.J.J. Vink	25,000	March 2022
Raymond T. Stafford	50,000	March 2022
Raymond T. Stafford	250,000	November 2021
Raymond T. Stafford	300,100	March 2021

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

The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares. There were no remaining warrants outstanding as at December 31, 2021.

24. Fair value measurement and financial risk management

Categories of financial instruments

	December 31,
	2021	2020
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	113,032	118,798
Trade receivables	34,263	33,057
Total financial assets	147,295	151,855

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	148,251	89,300
Lease liabilities	5,594	5,532
Other liabilities	—	25,358
Convertible notes	105,788	101,086
Long term loan	93,395	87,302
Contingent value rights	19,892	61,417
At fair value
Contingent consideration	61,221	86,906
Total financial liabilities	434,141	456,901
Net	(286,846)	(305,046)

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

The contingent consideration has been valued using Level 3. The contingent consideration comprises:
•
Contingent consideration relating to the acquisition of Amryt GmbH (see Note 6, Business combinations and asset acquisitions) that was measured at US$61,221,000 as at December 31, 2021 (December 31, 2020: US$86,906,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data
•	An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$3,746,000. A decrease would have the opposite effect.
•	A 5% increase in the discount factor used would result in a decrease to the fair value of US$9,740,000. A decrease of 5% would result in an increase to the fair value of US$12,923,000.
•	A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$5,421,000.
•
A 20% decrease in the probability of success used would result in a decrease to the fair value of US$17,491,000. An increase of 20% in the probability of success with the FDA approval would result in a decrease to the fair value of US$13,120,000.

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

The following table shows the maturity profile of financial liabilities of the Group:

	December 31, 2021
	Carrying amount	Contractual cash flows	6 months or less	6 months - 12 months	1-2 years	2-5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Trade payables and accrued expenses	149,734	149,734	149,734	—	—	—	—	149,734
Lease liabilities	5,594	7,882	757	757	885	2,556	2,927	7,882
Long term loan	93,395	130,776	3,097	3,252	6,778	117,649	—	130,776
Convertible notes	105,788	146,875	3,125	3,125	6,250	134,375	—	146,875
Contingent consideration and contingent value rights*	81,113	80,355	17,043	—	—	63,312	—	80,355
	435,624	515,622	173,756	7,134	13,913	317,892	2,927	515,622

* Contingent consideration contractual cash flows do not include royalty payments due to be paid by Amryt, which are dependent on sales of Oleogel-S10 products. The carrying amount of contingent consideration is recorded at fair value, which incorporates the estimated royalty payments on sales of Oleogel-S10 products.

	December 31, 2020
	Carrying amount	Contractual cash flows	6 months or less	6 months - 12 months	1-2 years	2-5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Trade payables and accrued expenses	89,300	89,300	89,300	—	—	—	—	89,300
Lease liabilities	5,532	8,820	525	525	1,096	2,676	3,998	8,820
Other liabilities	25,358	25,375	3,993	—	21,382	—	—	25,375
Long term loan	87,302	136,723	2,901	3,046	6,349	124,427	—	136,723
Convertible notes	101,086	153,125	3,125	3,125	6,250	140,625	—	153,125
Contingent consideration and contingent value rights*	148,323	127,991	—	62,283	—	65,708	—	127,991
	456,901	541,334	99,844	68,979	35,077	333,436	3,998	541,334

* Contingent consideration contractual cash flows do not include royalty payments due to be paid by Amryt, which are dependent on sales of Oleogel-S10 products. The carrying amount of contingent consideration is recorded at fair value, which incorporates the estimated royalty payments on sales of Oleogel-S10 products.

Capital management

The Group considers its capital to be its ordinary share capital, share premium, other reserves and accumulated deficit. The Group manages its capital to ensure that entities within the Group will be able to continue individually as going concerns, while maximizing the return to shareholders through the optimization of debt and equity balances. The Group manages its capital structure and makes adjustments to it, in the light of changes in economic conditions. To maintain or adjust its capital structure, the Group may adjust or issue new shares or raise debt. On a regular basis, management receives financial and operational performance reports that enable continuous management of assets, liabilities and liquidity. No changes were made in the objectives, policies or processes during the years ended December 31, 2021 and December 31, 2020.

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

It is the Group’s policy to enter into long term borrowings at fixed rates of interest where possible to reduce the Group’s exposure to cash flow interest rate risk. During the years ended December 31, 2021 and December 31, 2020, the long term borrowings of the Group were subject to fixed rates of interest.

During the year 2021, the Group earned interest on its interest-bearing financial assets at rates between 0% and 1%. The effect of a 1% change in interest rates obtainable during the year on cash and on short-term deposits would be to increase or decrease the Group loss before tax by US$578,000 (2020: US$174,000).

In addition to cash balances maintained in US$, the Group had balances in £ and € amongst others at year-end. A theoretical 10% adverse movement in the year end €:US$ exchange rate would lead to an increase in the Group loss before tax by US$4,005,000 with a corresponding reduction in the Group loss before tax with a 10% favorable movement. A theoretical 10% adverse movement in £:US$ exchange rates would lead to an increase in the Group loss before tax by US$114,000 with a corresponding reduction in the Group loss before tax with a 10% favorable movement.

Credit risk

The Group has no significant concentrations of credit risk. Exposure to credit risk is monitored on an ongoing basis. If necessary, the Group maintains specific provisions for potential credit losses. As at December 31, 2021, there has been no requirement for such provisions. The Group maintains cash and cash equivalents with various financial institutions. The Group performs regular and detailed evaluations of these financial institutions to assess their relative credit standing. The carrying amount reported in the balance sheet for cash and cash equivalents approximate their fair value. Credit risk is the risk that the counterparty will default on its contractual obligations resulting in financial loss. Credit risk arises from cash and cash equivalents and from exposure via deposits with the Group’s bankers. For cash and cash equivalents, the Group only uses recognized banks with high credit ratings.

Credit risk related to customers is managed through risk assessment procedures, through assessment of credit quality, taking into account the financial position of the customer, past experience and other factors. The compliance with credit terms is monitored on a regular basis by management. Credit terms may vary from one month to several months depending on the region and customer. The major customers contribute to 36% of the total trade receivables of the group outstanding as at December 31, 2021 (2020: 42%).

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

License Agreements

In connection with metreleptin, the Group has license agreements for the exclusive license and patents for the use of metreleptin to develop, manufacture and commercialize a preparation containing metreleptin. Under the license agreements the Group is required to make royalty payments on net sales on a country-by-country basis. During the year ended December 31, 2021, following the Aegerion acquisition on September 24, 2019, the Group recorded aggregate royalty expenses to third parties of US$23,905,000 (2020: US$20,492,000: 2019: US$5,104,000).

The Group holds a license agreement for the exclusive, worldwide license of certain know-how and a range of patent rights applicable to lomitapide. The Group is obligated to use commercially reasonable efforts to develop, commercialize, market and sell at least one product covered by the licensed patent right, such as lomitapide. Additionally, the Group is required to make royalty payments on net sales of products. During the year ended December 31, 2021, following the Aegerion acquisition on September 24, 2019, the Group recorded aggregate royalty expenses to third parties of US$1,992,000 (2020: US$2,026,000: 2019: US$803,000).

As part of consideration for the acquisition of Amryt GmbH, royalty payments payable to the sellers are as follows: (a) 9% of (i) net ex-factory sales, and (ii) net revenues in either case relating to Oleogel-S10; and (b) 6% of: (i) net ex-factory sales; and (ii) net revenues relating to other betulin products, with the relevant royalty periods essentially being ten years from first commercial sale of the relevant product (other than in respect of Imlan).

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

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021. As at December 31, 2021, there is no DOJ liability outstanding. The remaining liability outstanding as at December 31, 2020, of US$3,976,000 was included in current provisions and other liabilities.

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At December 31, 2021, the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (2020: US$6,000,000). At December 31, 2020, the Group also had recognized a non-current liability of US$21,382,000 for revenue rebates due on metreleptin sales in a country in the EMEA region following on from agreeing a reimbursement price with the government authorities. The reimbursement agreement, which was agreed in March 2021, results in a one-off revenue rebate payment on sales up to the date of approval. The one-off payment is due to be paid to the authorities in July 2022 and this is included within accrued expenses, see Note 21, Trade and other payables.

Lease commitments

The Group had no finance lease commitments in 2021 (2020: nil). See Note 24, Fair value measurement and financial risk management for details on operating lease commitments.

26. Investment in subsidiaries

List of subsidiary companies:

Subsidiary	Ownership	Activities	Company number	Incorporation	2021 % holding	2020 % holding
Amryt Pharma Holdings Limited	Direct	Holding company and management services	5316808	UK	100	100
Amryt Pharmaceuticals Designated Activity Company	Indirect	Product Sales and management services	566448	Ireland	100	100
Amryt Research Limited	Indirect	Pharmaceuticals R&D	571411	Ireland	100	100
Amryt Endocrinology Limited	Indirect	Pharmaceuticals R&D	572984	Ireland	100	100
Amryt Lipidology Limited	Indirect	Licensee for Lojuxta	593833	Ireland	100	100
Amryt Genetics Limited	Indirect	Pharmaceutical R&D	622577	Ireland	100	100
Amryt Pharma (UK) Limited	Indirect	Management services	10463152	UK	100	100
Amryt Pharma Italy SRL	Indirect	Management services	2109476	Italy	100	100
Amryt Pharma Spain S.L.	Indirect	Management services	B67130567	Spain	100	100
Amryt GmbH	Indirect	Product Sales and Pharmaceuticals R&D	HRB 711487	Germany	100	100
SomPharmaceuticals SA	Indirect	Pharmaceuticals R&D and management services	CHE-435.396.568	Switzerland	100	100
Cala Medical Limited	Indirect	Pharmaceuticals R&D	598486	Ireland	100	100
Amryt Distribution Limited	Indirect	Dormant	667507	Ireland	100	100
Amryt Pharmaceuticals Inc.	Indirect	Product Sales Management services	3922075	USA	100	100
Amryt Endo, Inc. (formerly Chiasma, Inc.)	Indirect	Product Sales Management services	3380352	USA	100	—
Chiasma Securities Corp	Indirect	Holding company	001194998	USA	100	—
Chiasma (Israel) Limited	Indirect	Management services	513104026	Israel	100	—
Aegerion International Limited	Indirect	Holding company	52048	Bermuda	100	100
Aegerion Pharmaceuticals Holdings, Inc.	Indirect	Holding company	5213687	USA	100	100
Aegerion Argentina S.R.L.	Indirect	Management services	901-709682-0	Argentina	100	100
Aegerion Pharmaceuticals (Canada) Limited	Indirect	Management services	85134 5132 RT0001	Canada	100	100
Amryt Colombia S.A.S.	Indirect	Management services	R048196625	Colombia	100	100
Amryt Brasil Comercio E Importacao De Medicamentos LTDA (formerly Aegerion Brasil Comercio E Importacao De Medicamentos LTDA)	Indirect	Management services	3522602510-1	Brazil	100	100
Aegerion Pharmaceuticals Limited	Indirect	Management services	46134	Bermuda	100	100
Aegerion Pharmaceuticals Limited	Indirect	Management services	8114919	UK	100	100
Amryt Pharmaceuticals SAS	Indirect	Management services	534 195 59900012	France	100	100
Aegerion Pharmaceuticals Srl	Indirect	Management services	1166250	Italy	100	100
Amryt Pharma GmbH	Indirect	Management services	HRB 95895	Germany	100	100
Amryt Turkey İlaç Ticaret Limited Şirketi (formerly Aegerion İlaç Ticaret Limited Şirketi)	Indirect	Management services	907292	Turkey	100	100
Aegerion Pharmaceuticals SARL	Indirect	Management services	CHE-497.494.599	Switzerland	100	100
Aegerion Pharmaceuticals B.V.	Indirect	Management services	69859647	Netherlands	100	100
Aegerion Pharmaceuticals Spain, S.L.	Indirect	Management services	B88019161	Spain	100	100

List of registered offices:

Company	Registered Office Address
Amryt Pharma Holdings Limited	C/O Corporation Service Company (Uk) Limited, 5 Churchill Place, 10th Floor, London, United Kingdom, E14 5HU
Amryt Pharmaceuticals Designated Activity Company	45 Mespil road, Dublin 4
Amryt Research Limited	45 Mespil road, Dublin 4
Amryt Endocrinology Limited	45 Mespil road, Dublin 4
Amryt Lipidology Limited	45 Mespil road, Dublin 4
Amryt Genetics Limited	45 Mespil road, Dublin 4
Amryt Pharma (UK) Limited	C/O Corporation Service Company (Uk) Limited, 5 Churchill Place, 10th Floor, London, United Kingdom, E14 5HU
Amryt Pharma Italy SRL	Milano (MI)-Via Dell'Annunciata 23/4
Amryt Pharma Spain S.L.	Barcelona, calle Diputacio, number 260
Amryt GmbH	Streiflingsweg 11, 75223 Niefern-Öschelbronn
SomPharmaceuticals SA	Bahnofstrasse 21, 6300 Zug
Cala Medical Limited	45 Mespil road, Dublin 4
Amryt Distribution Limited	45 Mespil road, Dublin 4
Amryt Pharmaceuticals Inc.	2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808
Amryt Endo Inc. (formerly Chiasma, Inc.)	1209 Orange Street, Wilmington, New Castle County, Delaware 19801
Chiasma Securities Corp	155 Federal Street, Suite 700, Boston, MA 02110
Chiasma (Israel) Limited	5 Golda Meir Street, Nes Ziona 7403649 Israel
Aegerion International Limited	Clarendon House, 2 Church Street, Hamilton, HM11
Aegerion Pharmaceuticals Holdings, Inc.	2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808
Aegerion Argentina S.R.L.	Avda. Camacua 421, Suite 102, Olivos, Vicente Lopez, 1636
Aegerion Pharmaceuticals (Canada) Limited	5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9
Amryt Colombia S.A.S.	CR 12 89 33 P 5, Bogota DC, Bogota 110111
Amryt Brasil Comercio E Importacao De Medicamentos LTDA (formerly Aegerion Brasil Comercio E Importacao De Medicamentos LTDA)	Rua Joseefina, 200-Guarulhos City, Sao Paulo
Aegerion Pharmaceuticals Limited	Clarendon House, 2 Church Street, Hamilton, HM11
Aegerion Pharmaceuticals Limited	C/O Corporation Service Company (Uk) Limited, 5 Churchill Place, 10th Floor, London, United Kingdom, E14 5HU
Amryt Pharmaceuticals SAS	235, Avenue Le Jour se Leve, Boulogne-Billancourt, 92 100
Aegerion Pharmaceuticals Srl.	Viale Abruzzi n. 94, Milano, 20131
Amryt Pharma GmbH	Streiflingsweg 4, 75223 NiefernÖschelbronn, Germany.
Amryt Turkey İlaç Ticaret Limited Şirketi (formerly Aegerion İlaç Ticaret Limited Şirketi)	Orjin Maslak, Eski Buyukdere Caddesi No: 27 K:11, Maslak, Istanbul, 34485
Aegerion Pharmaceuticals SARL	Rue de Pontets 6, Lavigny, Switzerland 1175
Aegerion Pharmaceuticals B.V.	Atrium Building, 8th Floor, Strawinskylaan 3127, 8e verdieping, Amsterdam
Aegerion Pharmaceuticals Spain, S.L.	Calle Josep Coroleu, 83 2-2, Vilanova I la Geltru, Barcelona 08800

27. Events after the reporting period

Development Pipeline
On February 28, 2022, Amryt received a Complete Response Letter from the (FDA) regarding its (NDA) for Oleogel-S10, for the treatment of the cutaneous manifestations of EB, a rare, genetic skin disease characterized by extremely fragile skin that blisters and tears from minor friction or trauma for which there are no approved treatment options.

The FDA communicated that it had completed its review of the application and has determined that the application cannot be approved in its present form. The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns.

On March 8, 2022, Amryt announced the completion of a successful pharmacokinetic (PK) study for Mycapssa® (oral octreotide). The data supports a planned Phase 3 study of Mycapssa® in the treatment of patients with carcinoid symptoms due to Neuroendocrine Tumors (NET).

On April 22, 2022, the CHMP has adopted a positive opinion, recommending the approval of Filsuvez® in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients six months and older. Based on this CHMP recommendation a decision by the EC is expected on the Filsuvez® application within 67 days. The CHMP positive opinion is supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

Debt refinancing
On February 22, 2022, Amryt announced that it secured US$125,000,000 of senior credit facilities from funds managed by the Credit Group of Ares Management Corporation (“Ares”). Amryt used a portion of the proceeds to refinance its previous secured term debt facility, which had an outstanding balance of US$93,988,000 as at February 22, 2022, an interest rate of 13.00% and a maturity date of September 2024. The new facilities will generate significant annual interest cost savings as well as provide for important strategic flexibility as Amryt looks to continue to grow its global rare disease presence.

Key features of the new facilities include:
•	Total new facilities of $125 million, consisting of:
o	$85 million Term Loan Facility with interest rate of Secured Overnight Financing Rate (“SOFR”)+6.75%, subject to a 0.90% SOFR floor
o	$40 million Revolving Credit Facility with $20 million drawn at close and interest rate of SOFR+4.00%, subject to a 0.90% SOFR floor
o	Quarterly blended cash interest rate of SOFR+5.87% (assuming fully drawn), subject to a 0.90% SOFR floor, substantially lower than Amryt’s previous secured term debt facility at 13.00% interest
•	Requires interest-only payments until facility matures in February 2027
•	There are no warrants or any equity conversion features associated with the new facilities
•	The proceeds will be used to refinance existing debt, for general corporate and product development purposes; and potentially for shareholder approved share repurchase programs.

Charges were taken over certain assets of the company and its material entities as guarantee and collateral for the provision of the debt.

Item 19.	Exhibits

We have filled the following documents as exhibits to this annual report.

Exhibit Number	Exhibit Description

1.1	Articles of Association of Amryt Pharma plc, adopted by special resolution passed on July 29, 2021

1.2	Articles of Association of Amryt Pharma plc, adopted by special resolution passed on July 29, 2021, as amended by special resolution passed on July 28, 2021

2.1
Amended and Restated Deposit Agreement, dated July 8, 2020, by and among Amryt Pharma plc, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3	Form of Zero Cost Warrant, filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

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

4.1
Plan Funding Agreement, dated May 20, 2019, between Amryt Pharma plc and Aegerion Pharmaceuticals, Inc., filed as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.2
Share Purchase and Transfer Agreement, dated October 16, 2015, among Amryt Pharmaceuticals DAC, Software AG – Stiftung, Dr. Armin Schiffler and Birken AG, filed as Exhibit 2.2 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.3
Debtor’s Modified First Amended Joint Chapter 11 Plan, dated August 29, 2019, of Aegerion Pharmaceuticals, Inc., et al., filed as Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.4
Restructuring Support Agreement, dated May 20, 2019, among Aegerion Pharmaceuticals, Inc. and each of its subsidiaries party thereto, Amryt Pharma plc, as plan investor, and Athyrium Opportunities II Acquisition LP, Athyrium Opportunities III Acquisition LP, Highbridge MSF International Ltd., 1992 Tactical Credit Master Fund, L.P., Highbridge SCF Special Situations SPV, L.P., Highbridge SCF Loan SPV, L.P., Whitebox Relative Value Partners, LP, Whitebox GT Fund, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners, LP, Nineteen77 Global Multi-Strategy Alpha Master Limited and Nineteen77 Global Convertible Bond Master Limited, as consenting lenders, filed as Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.5
Backstop Agreement, dated July 10, 2019, among Amryt Pharma plc and Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P., 1992 Tactical Credit Master Fund, L.P., Athyrium Opportunities II Acquisition, 2 LP, Athyrium Opportunities III Acquisition 2 LP, Whitebox Relative Value Partners, LP, Whitebox GT Fund, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners, LP, Nineteen77 Global Multi-Strategy Alpha Master Limited and Nineteen77 Global Convertible Bond Master Limited, as backstop parties, filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.6†
Credit Agreement, dated September 24, 2019, among Aegerion Pharmaceuticals, Inc., as borrower, Amryt Pharma Holdings plc, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders, filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.7†
Indenture, dated September 24, 2019, among Aegerion Pharmaceuticals, Inc., as issuer, Amryt Pharma Holdings plc, Amryt Pharma plc and the additional guarantors party thereto and GLAS Trust Company LLC, as the trustee, relating to the issuer’s 5.00% Convertible Senior Notes due 2025, filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.8†
License Agreement, effective as of March 14, 2018, between Amryt Genetics Limited and University College Dublin, National University of Ireland, filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.9
Patent License Agreement, effective as of May 19, 2006, between Aegerion Pharmaceuticals, Inc. and The Trustees of the University of Pennsylvania. filed as Exhibit 10.6 to Aegerion Pharmaceutical Inc.’s Registration Statement on Form S-1, as amended, filed with the Commission on August 10, 2010 (File No. 333-168721)

4.9.1	First Amendment to Patent License Agreement, effective as of September 27, 2006, between Aegerion Pharmaceuticals, Inc. and The Trustees of the University of Pennsylvania (included in Exhibit 4.9)

4.10
Asset Purchase Agreement, dated November 5, 2014, by and among Aegerion Pharmaceuticals, Inc., Amylin Pharmaceuticals, LLC and AstraZeneca Pharmaceuticals LP, filed as Exhibit 10.29 to Aegerion Pharmaceuticals, Inc.’s Amendment No. 1 to the Annual Report on Form 10-K, filed with the Commission on July 7, 2015 (File No. 001-34921)

4.10.1
First Amendment to Asset Purchase Agreement, dated January 9, 2015, by and among Aegerion Pharmaceuticals, Inc., Amylin Pharmaceuticals, LLC and AstraZeneca Pharmaceuticals LP, filed as Exhibit 10.30 to Aegerion Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the Commission on March 2, 2015 (File No. 001-34921)

4.11
License Agreement, dated February 7, 2006, by and between Amgen Inc. and Amylin Pharmaceuticals, Inc., filed as Exhibit 10.32 to Aegerion Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the Commission on March 2, 2015 (File No. 001-34921)

4.12†
Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.1 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.1†
First Amendment, dated September 1, 2011, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.2 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.2†
Amendment No. 2, dated December 18, 2012, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.3 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.3
Amendment No. 3, dated July 8, 2013, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.4 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.4
Amendment No. 4, dated June 23, 2014, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.5 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.5†
Amendment No. 5, dated October 13, 2014, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.6 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.6†
6th Amendment, dated June 1, 2017, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Aegerion Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.7 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.7†
7th Amendment, dated August 1, 2017, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Aegerion Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.8 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.8†
8th Amendment, dated April 30, 2019, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Aegerion Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.9 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.12.9†
9th Amendment, dated February 11, 2020, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Aegerion Pharmaceuticals, Inc. and Sandoz GmbH, filed as Exhibit 10.11.10 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.13†
Master Services Agreement, dated as of December 6, 2013 between Bristol-Meyers Squibb Company and Accredo Health Group, Inc., filed as Exhibit 10.12.1 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.13.1
1st Amendment, dated January 9, 2014, to Master Services Agreement, dated as of December 6, 2013, between Bristol-Meyers Squibb Company and Accredo Health Group, Inc., filed as Exhibit 10.12.2 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.13.2†
Second Amendment, dated June 1, 2014, to Master Services Agreement, dated as of December 6, 2013, between AstraZeneca Pharmaceuticals LP and Accredo Health Group, Inc., filed as Exhibit 10.12.3 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.13.3
Third Amendment, dated June 20, 2016, to Master Services Agreement, dated as of December 6, 2013, between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc., filed as Exhibit 10.12.4 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

4.13.4†
Fourth Amendment, dated October 19, 2017, to Master Services Agreement, dated as of December 6, 2013, between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc., filed as Exhibit 10.12.5 to the Registrant’s Registration Statement on Form F-1 filed with the Commission on June 23, 2020 (File No. 333-239395)

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

4.16†	Supply Agreement, dated as of December 31, 2015, by and between Teva API, Inc. and Chiasma, Inc.

4.16.1†	First Amending Agreement, dated as of June 22, 2020, by and between Teva API, Inc. and Chiasma, Inc.

4.17†	Master Services Agreement, dated as of May 8, 2020, by and between AssistRx, Inc. and Chiasma, Inc.

4.18†	Exclusive Distribution Agreement, dated as of June 23, 2020, between Chiasma, Inc. and Cardinal Health 105, Inc.

4.19†	Product Purchase and Pharmacy Services Master Agreement, dated as of August 21, 2020, by and between Chiasma, Inc. and AcariaHealth, Inc.

4.20
Agreement and Plan of Merger, dated as of May 4, 2021, by and among Amryt Pharma plc, Acorn Merger Sub, Inc. and Chiasma, Inc., filed as Exhibit 99.1 to the Registrant’s Report on Form 6-K filed with the Commission on May 5, 2021 (File No. 001-39365)

4.21
Voting and Transaction Support Agreement for Company Securityholders, dated as of May 4, 2021, by and among Amryt Pharma plc, Acorn Merger Sub, Inc., MPM Asset Management Investors BV4, LLC, MPM BioVentures IV GmbH & Co. Beteiligungs KG, MPM BioVentures IV-QP, L.P. and MPM Bio IV NVS Strategic Fund, L.P., filed as Exhibit 99.2 to the Registrant’s Report on Form 6-K filed with the Commission on May 5, 2021 (File No. 001-39365)

4.22
Voting and Transaction Support Agreement for Parent Securityholders, dated as of May 4, 2021, by and among Chiasma, Inc., Athyrium Opportunities II Acquisition 2 LP and Athyrium Opportunities III Acquisition 2 LP., filed as Exhibit 99.3 to the Registrant’s Report on Form 6-K filed with the Commission on May 5, 2021 (File No. 001-39365)

4.23
Voting and Transaction Support Agreement for Parent Securityholders, dated as of May 4, 2021, by and among Chiasma, Inc., Highbridge Tactical Credit Master Fund, L.P., Highbridge Convertible Dislocation Fund, L.P. and Highbridge SCF Special Situations SPV, L.P., filed as Exhibit 99.4 to the Registrant’s Report on Form 6-K filed with the Commission on May 5, 2021 (File No. 001-39365)

8.1	List of Subsidiaries

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Grant Thornton with respect to financial statements of Amryt Pharma plc

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File.

†	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

#	Indicates senior management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMRYT PHARMA PLC

By:	/s/ Rory P. Nealon

	Name:	Rory P. Nealon

	Title:	Chief Financial Officer and Chief Operating Officer

Date: April 29, 2022